SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2015

ABBEY NATIONAL TREASURY SERVICES PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE IN REGISTRATION STATEMENT NO. 333-190509-01 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933.

2015 Half Yearly Financial Report

Abbey National Treasury Services plc

PART OF THE SANTANDER GROUP

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Abbey National Treasury Services plc

2015 Half Yearly Financial Report

This Half Yearly Financial Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ on page 70.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	1

About us

Our Business and our Corporate Purpose

Our heritage

Abbey National Treasury Services plc (the ‘Company’) and its subsidiaries (collectively, ‘ANTS’ or the ‘ANTS group’) was established in 1989 for the purpose of managing the liquidity, risk management and wholesale banking needs of Abbey National plc (subsequently renamed Santander UK plc) and its subsidiaries (together with its subsidiaries, ‘Santander UK’ or the ‘Santander UK group’). An overview of significant developments in the Company’s history since that date is set out on page 2 of the 2014 Annual Report.

ANTS today

ANTS is regulated in the UK by the Prudential Regulation Authority (‘PRA’) and the Financial Conduct Authority (‘FCA’). The Company is part of the Santander UK group, with Santander UK Group Holdings plc as its intermediate UK holding company. The Santander UK group is in turn, part of the Banco Santander, S.A. group (comprising Banco Santander, S.A. and its subsidiaries, the ‘Banco Santander group’). Banco Santander, S.A. is incorporated in Spain and is the ultimate parent company of ANTS.

Corporate purpose

ANTS provides treasury, corporate and wholesale banking services. ANTS provides these services to UK clients and also to the wider Santander UK group, of which ANTS is a significant part. ANTS is also the treasury support function for the Santander UK group. In this regard, ANTS’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements. As such, ANTS is one of the main debt issuance vehicles in the Santander UK group.

ANTS contains part of a number of Santander UK’s business segments. Whether transactions are booked in ANTS or another Santander UK group entity is for historic or operational reasons and does not necessarily reflect any particular business split.

The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred prior to 30 June 2017 under a deed poll guarantee entered into by the Company on 8 May 2015. Santander UK plc has given a reciprocal guarantee in respect of the unsubordinated liabilities of the Company incurred prior to 30 June 2017.

As a result of these guarantees, the results and creditworthiness of ANTS should not be viewed in isolation. Account should also be taken of the position of the Santander UK group into which the assets and liabilities of ANTS are fully consolidated.

ANTS has also entered into agreements to provide capital and/or liquidity to Santander UK plc and other members of the Santander UK group, in accordance with UK regulatory requirements. For further details, see Note 34 to the Consolidated Financial Statements in the 2014 Annual Report.

Beginning in 2014, and as part of the banking reform programme, the intercompany funding arrangements between the Company and its immediate parent Santander UK plc were amended so that only the net funding requirement of the commercial bank is passed between Santander UK plc and the Company rather than the gross funding requirements as previously. This rationalisation is ongoing.

Our businesses

ANTS is headed by Marcelo Castro Zappa, Chief Executive Officer, and operates three business divisions as follows:

Business division	About
Commercial Banking

Provides banking services to companies with a turnover of between £250,000 and £500m per annum through our enhanced platform, distribution capability and product suite through a network of regional business centres and through telephony and e-commerce channels, and commercial real estate and Social Housing. Commercial Banking products and services include loans and treasury services.

Corporate & Institutional Banking

A financial markets business focused on providing value added financial services to large corporates, with an annual turnover above £500m, and financial institutions, where they can be best serviced in terms of their more specialised and tailored product needs, and benefit from the Banco Santander group’s global capability. It also serves the rest of Santander UK’s business (including the Retail Banking and Commercial Banking divisions) from a product perspective. It is structured into five main product areas: Rates, Foreign exchange and money markets, Equity, Credit and Transaction Banking. In addition, large and complex clients are covered by teams organised along industry lines. Rates covers sales and trading activity for fixed income products. Foreign exchange offers a range of foreign exchange products and money markets runs securities lending/borrowing and repo businesses. Equity covers equity derivatives and property derivatives. Equity derivatives activities include the manufacture of structured products sold to retail and corporate customers of both Santander UK and of other financial institutions who sell them on to their customers. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets. Transaction Banking provides lending and cash management services, including deposit taking and trade finance.

Corporate Centre

Consists of Financial Management & Investor Relations (‘FMIR’) and the non-core portfolios of Social Housing loans and structured credit assets. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the rest of the Santander UK group. The non-core portfolios are being run-down and/or managed for value.

Our strategy

ANTS’s strategy is to continue to provide treasury support functions for the Santander UK group and continue to provide treasury, corporate and wholesale banking services to UK clients and the wider Santander UK group.

2	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial review

4	Income statement review
4	Summarised Consolidated Income Statement
5	Profit before tax by segment
6	• Commercial Banking
7	• Corporate & Institutional Banking
8	• Corporate Centre
9	Balance sheet review
9	Summarised Condensed Consolidated Balance Sheet
11	Short-term borrowings
12	Average balance sheet
12	Cash flows

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	3

Financial review

INCOME STATEMENT REVIEW

KEY PERFORMANCE INDICATORS

Key performance indicators are set at the Santander UK group level, rather than separately for the ANTS group.

SUMMARISED CONSOLIDATED INCOME STATEMENT

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Net interest income/(expense)	177	(50)
Non-interest income(1)	182	240

Total operating income	359	190

Administrative expenses	(127)	(125)
Depreciation, amortisation and impairment	(3)	(1)

Total operating expenses excluding impairment losses, provisions and charges	(130)	(126)

Impairment loss releases on loans and advances	4	—
Provisions for other liabilities and charges	—	—

Total operating impairment losses, provisions and charges	4	—

Profit before tax	233	64
Taxation (charge)/credit	(48)	1

Profit after tax for the period	185	65

(1)	Comprised of Net fee and commission income and Net trading and other income

Six months ended 30 June 2015 compared to six months ended 30 June 2014

Profit before tax increased by £169m to £233m in the first half of 2015 (2014: £64m). By income statement line, the movements were:

•

Net interest income increased by £227m to £177m in the first half of 2015 (2014: expense of £50m) reflecting lower funding costs in Corporate Centre together with improved margins in Commercial Banking.

•

Non-interest income decreased by £58m to £182m in the first half of 2015 (2014: £240m) principally due to lower mark-to-market gains on certain derivatives which are only treated as hedging for Santander UK group purposes in Corporate Centre and lower demand in some market-making activities in Corporate & Institutional Banking, partially offset by increased revenues from our client derivative and cash sales activities.

•

Administrative expenses increased by £2m to £127m in the first half of 2015 (2014: £125m) reflecting investment in product capabilities in Corporate & Institutional Banking partially offset by lower regulatory and other project costs borne centrally in Corporate Centre.

•	Depreciation, amortisation and impairment costs remained broadly stable at £3m in the first half of 2015 (2014: £1m).

•

Impairment loss releases on loans and advances increased reflecting a modest provision release of £4m in the first half of 2015 (2014: £nil) following the full repayment of a loan. Credit quality in the loan books continued to be good, supported by the improving economic environment and our prudent lending policy.

The taxation charge increased by £49m to a charge of £48m in the first half of 2015 (2014: credit of £1m) largely due to higher profits and lower adjustments with respect to prior year provisions.

4	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial review

Critical factors affecting results

The preparation of our Condensed Consolidated Interim Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the balance sheet date and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and other factors believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Estimates and judgements that are considered important to the portrayal of our financial condition including, where applicable, quantification of the effects of reasonably possible ranges of such estimates are set out in ‘Critical Accounting Policies and Areas of Significant Management Judgement’ in Note 1 to the Consolidated Financial Statements in the 2014 Annual Report.

The rest of this section contains a summary of the results, and commentary thereon, by income statement line item for each segment.

Basis of results presentation

The segmental information in this Half Yearly Financial Report reflects the reporting structure in place at the reporting date in accordance with which the segmental information in Note 2 to the Condensed Consolidated Interim Financial Statements has been presented. The Company’s board of directors (the ‘Board’) is the chief operating decision maker for ANTS. The segmental information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business which follows ANTS’s normal accounting policies and principles, including measures of operating results, assets and liabilities. As described in Note 2 to the Condensed Consolidated Interim Financial Statements, following a strategic review, the segmental financial information reported to the Board was revised in the fourth quarter of 2014, to designate two distinct customer business segments, which reflect how we now manage and operate the bank: Commercial Banking and Corporate & Institutional Banking; and allocate indirect income, expenses and charges previously held at the Corporate Centre, which can be attributed to the two customer segments. This included a review of the internal transfer pricing policy, which resulted in a further allocation of funding and liquidity costs, central operating expenses and other provisions.

With the allocation of indirect income, expenses and charges from the Corporate Centre and with the two distinct customer business segments at differing stages of commercial maturity, we are now able to identify better and drive with greater granularity the key drivers of our business performance. This enables a more targeted apportionment of capital and other resources in line with the individual strategies and objectives of each business segment. The segmental analyses for prior periods presented in these Condensed Consolidated Interim Financial Statements have been adjusted to reflect these changes.

Commercial Banking provides banking services to companies with a turnover of between £250,000 and £500m per annum through our enhanced platform, distribution capability and product suite. Large corporates, with an annual turnover above £500m, are now managed in our Corporate & Institutional Banking segment, where they can be best serviced in terms of their more specialised and tailored product needs, and benefit from the Banco Santander group’s global capability. Corporate Centre now predominantly consists of the non-core portfolios of social housing loans and structured credit assets, mark-to-market gains/losses arising from banking book activities and residual term mismatches.

PROFIT BEFORE TAX BY SEGMENT

30 June 2015	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income	37	38	102	177
Non-interest income(1)	22	138	22	182

Total operating income	59	176	124	359

Administration expenses	(11)	(99)	(17)	(127)
Depreciation, amortisation and impairment	—	(2)	(1)	(3)

Total operating expenses excluding impairment losses, provisions and charges	(11)	(101)	(18)	(130)

Impairment loss releases on loans and advances	4	—	—	4
Provisions for other liabilities and charges	—	—	—	—

Total operating impairment losses, provisions and charges	4	—	—	4

Profit before tax	52	75	106	233

30 June 2014
Net interest income/(expense)	35	35	(120)	(50)
Non-interest income	16	135	89	240

Total operating income/(expense)	51	170	(31)	190

Administration expenses	(11)	(95)	(19)	(125)
Depreciation, amortisation and impairment	—	(1)	—	(1)

Total operating expenses excluding impairment losses, provisions and charges	(11)	(96)	(19)	(126)

Impairment losses on loans and advances	—	—	—	—
Provisions for other liabilities and charges	—	—	—	—

Total operating impairment losses, provisions and charges	—	—	—	—

Profit/(loss) before tax	40	74	(50)	64

(1)	Comprised of Net fee and commission income and Net trading and other income

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	5

Financial review

COMMERCIAL BANKING

Commercial Banking provides banking services to companies with a turnover of between £250,000 and £500m per annum through our enhanced platform, distribution capability and product suite through a network of regional business centres and through telephony and e-commerce channels, and commercial real estate and Social Housing. Commercial Banking products and services include loans and treasury services.

Summarised income statement

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Net interest income	37	35
Non-interest income	22	16

Total operating income	59	51

Administration expenses	(11)	(11)
Depreciation, amortisation and impairment	—	—

Total operating expenses excluding impairment losses, provisions and charges	(11)	(11)

Impairment loss releases on loans and advances	4	—
Provisions for other liabilities and charges	—	—

Total operating impairment losses, provisions and charges	4	—

Profit before tax	52	40

Six months ended 30 June 2015 compared to six months ended 30 June 2014

Profit before tax increased by £12m to £52m in the first half of 2015 (2014: £40m). By income statement line, the movements were:

•	Net interest income increased by £2m to £37m in the first half of 2015 (2014: £35m) principally as a result of continued growth in improved margins on customer loans.

•	Non-interest income increased by £6m to £22m in the first half of 2015 (2014: £16m) principally as a result of increased interest rate management income.

•	Administration expenses remained unchanged at £11m in the first half of 2015 (2014: £11m) reflecting continued strong cost management.

•

Impairment loss releases on loans and advances increased reflecting a modest provision release of £4m in the first half of 2015 (2014: £nil) following the full repayment of a loan. Credit quality in the loan books continued to be good, supported by the improving economic environment and our prudent lending policy.

6	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial review

CORPORATE & INSTITUTIONAL BANKING

Corporate & Institutional Banking is a financial markets business focused on providing value added financial services to large corporates, with an annual turnover above £500m, and financial institutions, where they can be best serviced in terms of their more specialised and tailored product needs, and benefit from the Banco Santander group’s global capability. It also serves the rest of Santander UK’s business (including the Retail Banking and Commercial Banking divisions) from a product perspective. It is structured into five main product areas: Rates, Foreign exchange and money markets, Equity, Credit and Transaction Banking. In addition, large and complex clients are covered by teams organised along industry lines. Rates covers sales and trading activity for fixed income products. Foreign exchange offers a range of foreign exchange products and money markets runs securities lending/borrowing and repo businesses. Equity covers equity derivatives and property derivatives. Equity derivatives activities include the manufacture of structured products sold to retail and corporate customers of both Santander UK and of other financial institutions who sell them on to their customers. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets. Transaction Banking provides lending and cash management services, including deposit taking and trade finance.

Summarised income statement

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Net interest income	38	35
Non-interest income	138	135

Total operating income	176	170

Administration expenses	(99)	(95)
Depreciation, amortisation and impairment	(2)	(1)

Total operating expenses excluding impairment losses	(101)	(96)

Impairment losses on loans and advances	—	—
Provisions for other liabilities and charges	—	—

Total operating impairment losses	—	—

Profit before tax	75	74

Six months ended 30 June 2015 compared to six months ended June 2014

Profit before tax increased by £1m to £75m in the first half of 2015 (2014: £74m). By income statement line, the movements were:

•

Net interest income increased by £3m to £38m in the first half of 2015 (2014: £35m) reflecting continued demand for project and acquisition finance transactions, syndicated loans, transactional services and factoring products.

•

Non-interest income increased slightly by £3m to £138m in the first half of 2015 (2014: £135m) reflecting increased revenues from our client derivative and cash sales activities, partially offset by lower demand in some market-making activities.

•

Administration expenses increased by £4m to £99m in the first half of 2015 (2014: £95m), reflecting the investment in developing transactional, interest rate and fixed income capabilities as well as the related controls, systems and processes.

•	Depreciation and amortisation remained broadly stable at £2m in the first half of 2015 (2014: £1m).

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	7

Financial review

CORPORATE CENTRE

Corporate Centre consists of Financial Management & Investor Relations (‘FMIR’) and the non-core portfolios of Social Housing loans and structured credit assets. FMIR is responsible for managing capital and funding, balance sheet composition, structural market risk and strategic liquidity risk for the rest of the Santander UK group. The non-core portfolios are being run-down and/or managed for value.

Summarised income statement

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Net interest income/(expense)	102	(120)
Non-interest income	22	89

Total operating income/(expense)	124	(31)

Administration expenses	(17)	(19)
Depreciation, amortisation and impairment	(1)	—

Total operating expenses excluding impairment losses, provisions and charges	(18)	(19)

Provisions for other liabilities and charges	—	—

Total operating impairment losses, provisions and charges	—	—

Profit/(loss) before tax	106	(50)

Six months ended 30 June 2015 compared to six months ended June 2014

Profit/(loss) before tax increased by £156m to a profit of £106m in the first half of 2015 (2014: loss of £50m). By income statement line, the movements were:

•

Net interest income/(expense) increased by £222m to income of £102m in the first half of 2015 (2014: expense of £120m) reflecting lower funding costs and the differing maturity and behavioural profiles between the commercial balance sheet and the re-pricing of debt funding.

•

Non-interest income decreased by £67m to £22m in the first half of 2015 (2014: £89m) principally due to lower mark-to-market gains on certain derivatives which are only treated as hedging for Santander UK group purposes.

•	Administration expenses decreased by £2m to £17m in the first half of 2015 (2014: £19m) reflecting increased cost control and lower regulatory and other project costs.

8	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial review

BALANCE SHEET REVIEW

This Financial Review describes ANTS’s significant assets and liabilities and its strategy and reasons for entering into such transactions. In this section, references to UK and non-UK, in the geographical analysis, refer to the location of the office where the transaction is recorded.

SUMMARISED CONDENSED CONSOLIDATED BALANCE SHEET

	30 June 2015 £m	31 December 2014 £m
Assets
Cash and balances at central banks	2,187	4,460
Trading assets	25,301	21,373
Derivative financial instruments	23,980	25,792
Financial assets designated at fair value	2,454	2,577
Loans and advances to banks	12,073	11,344
Loans and advances to customers	38,066	38,285
Loans and receivables securities	16	22
Available for sale securities	2,099	2,525
Macro hedge of interest rate risk	728	935
Property, plant and equipment	10	10
Tax, intangibles and other assets	219	146

Total assets	107,133	107,469

Liabilities
Deposits by banks	20,444	17,416
Deposits by customers	2,793	4,523
Trading liabilities	15,490	15,333
Derivative financial instruments	24,781	26,607
Financial liabilities designated at fair value	2,502	2,848
Debt securities in issue	37,131	36,799
Macro hedge of interest rate risk	14	39
Tax, other liabilities and provisions	468	523

Total liabilities	103,623	104,088

Equity
Total shareholders’ equity	3,510	3,381

Total liabilities and equity	107,133	107,469

A more detailed consolidated balance sheet is contained in the Condensed Consolidated Interim Financial Statements.

30 June 2015 compared to 31 December 2014

Assets

Cash and balances at central banks

Cash and balances held at central banks decreased by 51% to £2,187m at 30 June 2015 (2014: £4,460m). The decrease was due to lower cash placed with the Federal Reserve Bank of New York as part of normal liquid asset portfolio management activity.

Trading assets

Trading assets increased by 18% to £25,301m at 30 June 2015 (2014: £21,373m), reflecting changes in the mix of assets held for liquidity purposes, with higher levels of securities purchased under resale agreements and equities partially offset by decreased holdings of debt securities. Additionally there were higher levels of derivative collateral.

Derivative financial instruments - assets

Derivative assets decreased by 7% to £23,980m at 30 June 2015 (2014: £25,792m).The decrease was mainly attributable to decreases in the fair value of interest rate and cross currency derivatives assets principally driven by movements in yield curves and foreign exchange rates.

Financial assets designated at fair value through profit and loss

Financial assets designated at fair value through profit and loss decreased by 5% to £2,454m at 30 June 2015 (2014: £2,577m), mainly driven by the decrease in the valuation of assets and maturities within the portfolio. In accordance with ANTS group policy, new loans are no longer being designated at fair value.

Loans and advances to banks

Loans and advances to banks increased by 6% to £12,073m at 30 June 2015 (2014: £11,344m). The increase was mainly driven by medium term securities purchased under resale agreements.

Loans and advances to customers

Loans and advances to customers decreased by 1% to £38,066m at 30 June 2015 (2014: £38,285m). The decrease reflected lower balances with Santander UK group companies.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	9

Financial review

Loans and receivables securities

Loans and receivables securities decreased by 27% to £16m at 30 June 2015 (2014: £22m). The decrease was attributable to sales and maturities of assets in the legacy Treasury asset portfolio.

Available for sale securities

Available for sale securities decreased by 17% to £2,099m at 30 June 2015 (2014: £2,525m) largely due to the sale of UK Government bonds as part of normal liquid asset portfolio management activity.

Macro hedge of interest rate risk - assets

The macro (or portfolio) hedge of interest rate risk decreased by 22% to £728m at 30 June 2015 (2014: £935m) mainly driven by movements in yield curves.

Tax, intangibles and other assets

Tax, intangibles and other assets increased by 50% to £219m at 30 June 2015 (2014: £146m). The increase was primarily driven by an increase in prepayments.

Liabilities

Deposits by banks

Deposits by banks increased by 17% to £20,444m at 30 June 2015 (2014: £17,416m) reflecting higher balances with Santander UK group companies.

Deposits by customers

Deposits by customers decreased by 38% to £2,793m at 30 June 2015 (2014: £4,523m). The decrease was attributable to lower levels of deposits from both third party customers and Santander UK group companies.

Trading liabilities

Trading liabilities increased by 1% to £15,490m at 30 June 2015 (2014: £15,333m) as a result of an increase in short positions as part of normal trading activities, partially offset by a reduction in short-term deposits taken and collateral held.

Derivative financial instruments - liabilities

Derivative liabilities decreased by 7% to £24,781m at 30 June 2015 (2014: £26,607m). The decrease was mainly attributable to decreases in the fair value of interest rate and cross currency derivatives liabilities mainly driven by movements in yield curves and foreign exchange rates.

Financial liabilities designated at fair value through profit and loss

Financial liabilities designated at fair value through profit and loss decreased by 12% to £2,502m at 30 June 2015 (2014: £2,848m). The decrease principally reflected reduced issuances in financial liabilities designated at fair value through profit or loss.

Debt securities in issue

Debt securities in issue increased by 1% to £37,131m at 30 June 2015 (2014: £36,799m), was driven by new issuances in medium-term funding programmes partially offset by maturities in the period.

Macro hedge of interest rate risk - liabilities

Macro hedge of interest rate risk decreased by 64% to £14m at 30 June 2015 (2014: £39m) mainly driven by movements in yield curves.

Tax, other liabilities and provisions

Tax, other liabilities and provisions decreased by 11% to £468m at 30 June 2015 (2014: £523m). The decrease principally reflected the resolution of legacy issues.

Equity

Total shareholders’ equity increased by 3.8% to £3,510m at 30 June 2015 (2014: £3,381m). The increase was principally attributable to the valuation of cash flow hedges and profit for the period of £185m.

10	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial review

SHORT-TERM BORROWINGS

ANTS includes short-term borrowings within deposits by banks, trading liabilities, financial liabilities designated at fair value and debt securities in issue and does not show short-term borrowings separately on the balance sheet. Short-term borrowings are defined by the US Securities and Exchange Commission (the ‘SEC’) as amounts payable for short-term obligations that are US Federal funds purchased and securities sold under repurchase agreements, commercial paper, borrowings from banks, borrowings from factors or other financial institutions and any other short-term borrowings reflected on the ANTS group’s balance sheet. The ANTS group’s only significant short-term borrowings are securities sold under repurchase agreements, commercial paper, borrowings from banks, negotiable certificates of deposit, and certain other debt securities in issue. Additional information on short-term borrowings is provided in the table below for the six months ended 30 June 2015 and 2014.

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Securities sold under repurchase agreements
- Period-end balance	10,747	13,217
- Period-end interest rate	0.47%	0.44%
- Average balance(1)	17,135	22,872
- Average interest rate(1)	0.42%	0.46%
- Maximum balance(1)	23,678	25,927
Commercial paper
- Period-end balance	3,901	3,862
- Period-end interest rate	0.32%	0.61%
- Average balance(1)	3,973	4,043
- Average interest rate(1)	0.31%	0.39%
- Maximum balance(1)	5,066	4,610
Borrowings from banks (Deposits by banks)
- Period-end balance	280	602
- Period-end interest rate	0.20%	0.50%
- Average balance(1)	274	467
- Average interest rate(1)	1.24%	1.27%
- Maximum balance(1)	508	602
Negotiable certificates of deposit
- Period-end balance	4,204	4,119
- Period-end interest rate	0.44%	0.38%
- Average balance(1)	4,310	3,588
- Average interest rate(1)	0.39%	0.42%
- Maximum balance(1)	4,431	4,119
Other debt securities in issue
- Period-end balance	2,131	4,793
- Period-end interest rate	2.73%	2.87%
- Average balance(1)	3,813	4,922
- Average interest rate(1)	2.85%	3.11%
- Maximum balance(1)	4,604	5,938

(1)	Calculated using monthly weighted average data.

Commercial paper is issued by ANTS and Abbey National North America LLC, a subsidiary of ANTS. Abbey National Treasury Services plc issues commercial paper with a minimum issuance amount of Euro 100,000 with a maximum maturity of 364 days. Abbey National North America LLC and Abbey National Treasury Services plc, US Branch issue commercial paper with minimum denominations of US$100,000 and US$250,000, respectively, with maturity of up to 270 days from the date of issue.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	11

Financial review

AVERAGE BALANCE SHEET

As period-end statements may not be representative of activity throughout the period, average balance sheets are presented below. The average balance sheets summarise the significant categories of assets and liabilities, together with average interest rates.

	Six months ended 30 June 2015			Six months ended 30 June 2014
	Average Balance(1) £m	Interest(4)(5) £m	Average rate %	Average balance(1) £m	Interest(4)(5) £m	Average rate %
Assets
Loans and advances to banks:
- UK	12,518	183	2.92	102,469	628	1.23
- Non-UK	9,472	7	0.15	13,380	15	0.22
Loans and advances to customers:(3)
- UK	39,384	560	2.84	40,195	523	2.60
- Non-UK	22	—	—	—	—	—
Other interest-earning financial assets
- UK	2,428	5	0.41	2,717	18	1.32

Total average interest-earning assets, interest income(2)	63,824	755	2.37	158,761	1,184	1.49

Impairment loss allowances	(77)	—	—	(56)	—	—
Trading business	21,030	—	—	18,930	—	—
Assets designated at FVTPL	2,559	—	—	2,605	—	—
Other non-interest-earning assets	30,864	—	—	28,840	—	—

Total average assets	118,200	—	—	209,080	—	—

Non-UK assets as a % of total	8.03%	—	—	6.40%	—	—

Liabilities
Deposits by banks:
- UK	(17,108)	(77)	0.90	(113,290)	(666)	1.18
- Non-UK	(48)	—	—	(9)	—	—
Deposits by customers – wholesale:
- UK	(3,088)	(16)	1.04	(6,341)	(72)	2.27
- Non-UK	(665)	(1)	0.30	—	—	—
Bonds and medium-term notes:
- UK	(34,092)	(476)	2.79	(28,451)	(491)	3.45
- Non-UK	(5,097)	(8)	0.31	(4,287)	(5)	0.23

Total average interest-bearing liabilities, interest expense(2)	(60,098)	(578)	1.92	(152,378)	(1,234)	1.62

Trading business	(21,265)	—	—	(25,891)	—	—
Liabilities designated at FVTPL	(2,614)	—	—	(4,085)	—	—
Non-interest-bearing liabilities:
- Other	(30,742)	—	—	(23,486)	—	—
- Shareholders’ funds	(3,481)	—	—	(3,240)	—	—

Total average liabilities and shareholders’ funds	(118,200)	—	—	(209,080)	—	—

Non-UK liabilities as a % of total	4.92%	—	—	2.05%	—	—

(1)	Average balances are based upon monthly data.
(2)	The ratio of average interest-earning assets to interest-bearing liabilities for the six months ended 30 June 2015 was 106.2% (six months ended 30 June 2014: 104.19%).
(3)	Loans and advances to customers include non-performing loans. See the ‘Credit risk’ section of the Risk review.
(4)

The net interest margin for the six months ended 30 June 2015 was 0.56% (six months ended 30 June 2014: (0.06)%). Net interest margin is calculated as net interest income divided by average interest-earning assets.

(5)

The interest spread for the six months ended 30 June 2015 was 0.45% (six months ended 30 June 2014: (0.13)%). Interest spread is the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities.

The continuing rationalisation of the legal agreements for intercompany funding arrangements between the Company and Santander UK plc commenced in the second half of 2014. The effect of this change on the ANTS group was to reduce intercompany balances, including loans and advances to banks and deposits by banks. As a result, the averages of these balances for the six months ended 30 June 2015 decreased significantly compared with the averages of these balances for the six months ended 30 June 2014.

CASH FLOWS

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Net cash inflow from operating activities	2,200	11,450
Net cash inflow from investing activities	401	381
Net cash inflow from financing activities	2,154	405

Increase in cash and cash equivalents	4,755	12,236

The major activities and transactions that affected the ANTS group’s cash flows during the first six months were as follows:

The net cash inflow from operating activities of £2,200m reduced primarily due to the continued rationalisation of the legal agreements for intercompany funding arrangements between the Company and Santander UK plc which commenced in 2014. The effect of this change on the ANTS group was to reduce intercompany balances, including intercompany loans that qualified as cash equivalents, thereby reducing the cash and cash equivalents balance, as well as loans and advances to banks and deposits by banks and hence cash flows from operating activities. The net cash inflow from investing activities of £401m principally reflected the sale of available-for-sale securities. The net cash inflow from financing activities of £2,154m reflected new issues of debt securities of £6,556m offset by repayments of debt securities maturing in the period of £4,402m.

12	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Risk review

14	Risk governance
15	Credit risk
15	• Credit risk review
15	• ANTS group exposure
19	• Commercial Banking
25	• Corporate & Institutional Banking
27	• Corporate Centre
29	Market risk
29	• Trading market risk
29	Balance sheet management risk
29	• Banking market risk
30	• Liquidity risk
33	• Capital risk
34	Other important risks
34	• Operational risk
34	• Conduct risk
34	• Regulatory risk
34	• Legal risk
34	• Strategic risk
34	• Reputational risk
34	• Model risk
35	Areas of focus and other items
35	• Country risk exposure

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	13

Risk review

This Risk review contains information that forms an integral part of the Condensed Consolidated Interim Financial Statements.

The ANTS group provides treasury, corporate and wholesale banking services to UK clients and also to the wider Santander UK group, of which ANTS is a significant part. ANTS is also the treasury support function for the Santander UK group. In this regard, ANTS’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements. As such, ANTS is one of the main debt issuance vehicles in the Santander UK group.

ANTS contains part of a number of Santander UK’s business segments. Specifically, ANTS consists of part of the Santander UK group’s Commercial Banking, Corporate & Institutional Banking, and Corporate Centre business segments. Whether transactions are booked in ANTS or another Santander UK group entity reflects historical or operational reasons and does not necessarily reflect any particular business split.

Santander UK plc has given a full and unconditional guarantee in respect of the unsubordinated liabilities of ANTS incurred up to 30 June 2017. The Company has given a reciprocal guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred up to 30 June 2017. As a consequence of the reciprocal guarantee given by the Company in respect of the unsubordinated liabilities of Santander UK plc, the Company is exposed to the same risks as the Santander UK group, of which the Company and the ANTS group are part.

As a subsidiary of Santander UK plc, ANTS has adopted the Santander UK Risk Framework. As a consequence, the ANTS group’s risks are managed at a Santander UK group level in accordance with the Santander UK group’s Risk Framework. The Risk Review describes the Santander UK group’s Risk Framework and includes more detail on the key risks (on a segmental basis or aggregated where relevant) to which the ANTS group is directly exposed. In addition, as a consequence of the guarantee given by the ANTS group in respect of the unsubordinated liabilities of Santander UK plc, the ANTS group is indirectly exposed to risks that arise in parts of the Santander UK group that are wholly outside the ANTS group. Those risks consist of retail credit risk and pension obligations risk.

Throughout the Risk review, except where stated otherwise, references to Santander UK should be taken to include the ANTS group (reflecting both the risks that ANTS is directly exposed to through its own activities and the risks arising elsewhere in the Santander UK group that ANTS is indirectly exposed to due to the existence of the cross guarantees described above).

RISK GOVERNANCE

As a significant financial services provider, risk is at the core of Santander UK’s day-to-day activities. The understanding and control of risk on an enterprise-wide basis is critical for the effective management of the business. Santander UK aims to employ a prudent approach and advanced risk management techniques to facilitate the delivery of robust financial performance, and ultimately build sustainable value for all our stakeholders.

Santander UK aims to maintain a predictable medium-low risk profile, consistent with its business model, which is key to the successful achievement of its strategic objectives.

RISK FRAMEWORK

The Santander UK Risk Framework in place at 30 June 2015 was based upon the following key components:

•	Risk definition;

•	Risk culture, overriding principles and minimum standards;

•	Governance, roles and responsibilities; and

•	Internal control system.

As a subsidiary of Santander UK plc, ANTS has adopted this Risk Framework. During the first half of 2015, there have been no significant changes to the Risk Framework or the risk governance arrangements as described in the ‘Risk governance’ section in the 2014 Annual Report.

Risk culture, overriding principles and minimum standards

Risk culture plays an important role in our aim to be the best bank for our people, customers, shareholders and communities. Having a strong unified culture is critical to success. Risk culture is embedded into all business units through the implementation of the Santander UK Risk Framework (including Risk Attestations) and a programme of initiatives aligned to our Risk Culture Statement.

During the first half of 2015 we continued our programme of initiatives to help strengthen and embed the risk management culture across Santander UK. Building on the progress made in Retail and Commercial Banking, we are extending our focus across other segments, including Corporate & Institutional Banking. The main aims of this programme are to:

•	Help embed the Risk Framework through ensuring personal accountability for risk;

•	Reinforce the importance of identification, assessment, management, and reporting of all risks. This is achieved through communication, education and training at all levels;

•	Enhance and embed risk management across the whole employee life-cycle including recruitment, performance management, and reward;

•	Measure behavioural change through ‘speaking up’ campaigns and surveys; and

•	Improve the identification and management of risk in planning and change projects

Mandatory risk management training was undertaken throughout the period to promote the understanding of Santander UK’s values and risk culture.

14	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Risk review

CREDIT RISK REVIEW

During the first half of 2015, there have been no significant changes to the ANTS group’s credit risk management policies, as described in the ‘Credit risk management’ section in the 2014 Annual Report.

ANTS GROUP EXPOSURE

Maximum exposure to credit risk

The tables below set out the ANTS group’s maximum exposure to credit risk. The tables present only those financial assets subject to credit risk. For balance sheet assets, the maximum exposure to credit risk represents the carrying value after allowance for impairment. Off-balance sheet exposures comprise guarantees, formal standby facilities, credit lines and other commitments. For off-balance sheet guarantees, the maximum exposure is the maximum amount that ANTS would have to pay if the guarantees were to be called upon. For formal standby facilities, credit lines and other commitments that are irrevocable over the life of the respective facilities, the maximum exposure is the full amount of the committed facilities.

	30 June 2015				31 December 2014
	Maximum exposure				Maximum exposure
	Balance sheet asset				Balance sheet asset
	Gross amounts £bn	Loan loss allowance £bn	Net amounts £bn	Off-balance sheet(1) £bn	Gross amounts £bn	Loan loss allowance £bn	Net amounts £bn	Off-balance sheet(1) £bn
Cash and balances at central banks	2.2	—	2.2	—	4.5	—	4.5	—
Trading assets	18.6	—	18.6	—	16.9	—	16.9	—
Financial assets designated at fair value	2.4	—	2.4	0.2	2.6	—	2.6	0.2
Available-for-sale debt securities	2.1	—	2.1	—	2.5	—	2.5	—
Derivative financial instruments	24.0	—	24.0	—	25.8	—	25.8	—
Loans and advances to banks	12.1	—	12.1	163.7	11.3	—	11.3	157.2
Loans and advances to customers	38.2	(0.1)	38.1	12.8	38.4	(0.1)	38.3	12.4
Loans and receivables securities	—	—	—	—	—	—	—	—

Total	99.6	(0.1)	99.5	176.7	102.0	(0.1)	101.9	169.8

(1)	Off balance sheet exposure includes the cross guarantee of the liabilities of Santander UK plc, as set out in Note 19 to the Condensed Consolidated Interim Financial Statements.

Credit quality

ANTS uses a single rating scale to provide a consistent approach for reporting default risk across all the credit risk portfolios. The scale is comprised of eight grades for non-defaulted exposures numbered from 9 (lowest risk) to 2 (highest risk). Each grade is defined by an upper and lower probability of default (‘PD’) value and is scaled so that the default risk increases by a factor of 10 for every 2 step reduction in the grade number. For example, risk grade 9 equates to an average PD of 0.01%, and risk grade 7 equates to an average PD of 0.1%. Defaulted exposures are assigned to grade 1 and a PD value of 100%. An approximation to the equivalent credit rating grade used by Standard and Poor’s Ratings Services (‘S&P’) is shown in the final column of the table.

	PD range
ANTS risk grade	Mid %	Lower %	Upper %	S&P equivalent
9	0.010	0.000	0.021	AAA to AA-
8	0.032	0.021	0.066	A+ to A
7	0.100	0.066	0.208	A- to BBB+
6	0.316	0.208	0.658	BBB to BBB-
5	1.000	0.658	2.081	BB+ to BB-
4	3.162	2.081	6.581	B+ to B
3	10.000	6.581	20.811	B- to CCC
2	31.623	20.811	99.999	CC TO C
1 Default	100.000	100.000	100.000	D

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Risk review

The tables below set out the distribution across the credit rating master scale for those financial assets subject to credit risk. For further detail and commentary on the credit rating profiles of key portfolios, see the Commercial Banking, Corporate & Institutional Banking and Corporate Centre sections.

	ANTS rating guide
	9	8	7	6	5	4	1 to 3
	(AAA to AA-)	(A+ to A)	(A- to BBB+)	(BBB to BBB-)	(BB+ to BB-)	(B+ to B)	(B- to D)	Other	Total
30 June 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	2.2	—	—	—	—	—	—	—	2.2

Trading assets:
- Loans and advances to banks	0.2	2.4	4.4	0.1	—	—	—	—	7.1
- Loans and advances to customers	0.7	4.6	0.3	—	—	—	—	—	5.6
- Debt securities	2.0	2.9	0.5	0.5	—	—	—	—	5.9

Total Trading assets	2.9	9.9	5.2	0.6	—	—	—	—	18.6

Financial assets designated at fair value:
- Loans and advances to customers	0.7	0.7	0.6	—	—	—	—	0.1	2.1
- Debt securities	—	0.2	0.1	—	—	—	—	—	0.3

Total Financial assets designated at fair value	0.7	0.9	0.7	—	—	—	—	0.1	2.4

Available-for-sale debt securities	2.1	—	—	—	—	—	—	—	2.1

Derivative financial instruments	0.4	11.2	10.0	1.5	0.5	—	—	0.4	24.0

Loans and advances to banks	—	11.9	0.1	0.1	—	—	—	—	12.1

Loans and advances to customers(1):
- Corporate loans	2.6	3.2	2.7	3.3	2.3	0.1	0.1	—	14.3
- Amounts due from Santander UK group undertakings	—	—	23.8	—	—	—	—	—	23.8
- Amounts due from Banco Santander group undertakings	—	—	—	—	—	—	—	0.1	0.1

Total Loans and advances to customers	2.6	3.2	26.5	3.3	2.3	0.1	0.1	0.1	38.2

Loans and receivables securities(1)	—	—	—	—	—	—	—	—	—

	10.9	37.1	42.5	5.5	2.8	0.1	0.1	0.6	99.6

Loan loss allowance									(0.1)

Total									99.5

Of which:
Neither past due nor impaired:
- Cash and balances at central banks	2.2	—	—	—	—	—	—	—	2.2
- Trading assets	2.9	9.9	5.2	0.6	—	—	—	—	18.6
- Financial assets designated at fair value	0.7	0.9	0.7	—	—	—	—	0.1	2.4
- Available-for-sale debt securities	2.1	—	—	—	—	—	—	—	2.1
- Derivative financial instruments	0.4	11.2	10.0	1.5	0.5	—	—	0.4	24.0
- Loans and advances to banks	—	11.9	0.1	0.1	—	—	—	—	12.1
- Loans and advances to customers	2.6	3.2	26.5	3.3	2.3	0.1	—	0.1	38.1
- Loans and receivables securities	—	—	—	—	—	—	—	—	—

Total neither past due nor impaired	10.9	37.1	42.5	5.5	2.8	0.1	—	0.6	99.5

Past due but not impaired	—	—	—	—	—	—	—	—	—

Impaired(2)	—	—	—	—	—	—	0.1	—	0.1

	10.9	37.1	42.5	5.5	2.8	0.1	0.1	0.6	99.6

Loan loss allowance									(0.1)

Total									99.5

(1)	Loans and advances to customers and loans and receivables securities include interest charged to the customer’s account and interest accrued but not yet charged to the account.
(2)	Impaired loans consists of loans individually assessed for observed impairment loss allowances.

16	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Risk review

	ANTS rating guide
	9	8	7	6	5	4	1 to 3
	(AAA to AA-)	(A+ to A)	(A- to BBB+)	(BBB to BBB-)	(BB+ to BB-)	(B+ to B)	(B- to D)	Other	Total
31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	4.5	—	—	—	—	—	—	—	4.5

Trading assets:
- Loans and advances to banks	0.1	1.2	4.6	—	—	—	—	—	5.9
- Loans and advances to customers	—	2.1	0.7	0.2	—	—	—	—	3.0
- Debt securities	2.3	4.0	1.1	0.6	—	—	—	—	8.0

Total Trading assets	2.4	7.3	6.4	0.8	—	—	—	—	16.9

Financial assets designated at fair value:
- Loans and advances to customers	0.4	0.8	0.9	0.1	—	—	0.1	—	2.3
- Debt securities	—	0.2	0.1	—	—	—	—	—	0.3

Total Financial assets designated at fair value	0.4	1.0	1.0	0.1	—	—	0.1	—	2.6

Available-for-sale debt securities	2.5	—	—	—	—	—	—	—	2.5

Derivative financial instruments	0.4	10.0	13.4	1.4	0.3	—	—	0.3	25.8

Loans and advances to banks	—	10.4	0.8	0.1	—	—	—	—	11.3

Loans and advances to customers(1):
- Corporate loans	2.2	3.5	2.2	3.4	1.9	0.1	0.1	—	13.4
- Amounts due from Santander UK group undertakings	—	—	24.9	—	—	—	—	—	24.9
- Amounts due from Banco Santander group undertakings	—	—	—	—	0.1	—	—	—	0.1

Total Loans and advances to customers	2.2	3.5	27.1	3.4	2.0	0.1	0.1	—	38.4

Loans and receivables securities(1)	—	—	—	—	—	—	—	—	—

	12.4	32.2	48.7	5.8	2.3	0.1	0.2	0.3	102.0

Loan loss allowance									(0.1)

Total									101.9

Of which:
Neither past due nor impaired:
- Cash and balances at central banks	4.5	—	—	—	—	—	—	—	4.5
- Trading assets	2.4	7.3	6.4	0.8	—	—	—	—	16.9
- Financial assets designated at fair value	0.4	1.0	1.0	0.1	—	—	0.1	—	2.6
- Available-for-sale debt securities	2.5	—	—	—	—	—	—	—	2.5
- Derivative financial instruments	0.4	10.0	13.4	1.4	0.3	—	—	0.3	25.8
- Loans and advances to banks	—	10.4	0.8	0.1	—	—	—	—	11.3
- Loans and advances to customers	2.2	3.5	27.1	3.4	2.0	0.1	—	—	38.3
- Loans and receivables securities	—	—	—	—	—	—	—	—	—

Total neither past due nor impaired	12.4	32.2	48.7	5.8	2.3	0.1	0.1	0.3	101.9

Past due but not impaired	—	—	—	—	—	—	—	—	—

Impaired(2)	—	—	—	—	—	—	0.1	—	0.1

	12.4	32.2	48.7	5.8	2.3	0.1	0.2	0.3	102.0

Loan loss allowance									(0.1)

Total									101.9

(1)	Loans and advances to customers and loans and receivables securities include interest charged to the customer’s account and interest accrued but not yet charged to the account.
(2)	Impaired loans consists of loans individually assessed for observed impairment loss allowances.

Maturity analysis of loans and advances that are past due but not impaired

At 30 June 2015, loans and advances of £8m (2014: £23m) were past due but not impaired. All of these loans were due after six months.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	17

Risk review

Concentrations of credit risk exposures

The management of risk concentration is a key part of risk management. ANTS tracks the degree of concentration of its credit risk portfolios using various criteria, including geographical areas and countries, economic sectors, products and groups of customers. Although ANTS’s operations are based mainly in the UK, it has built up exposures to various entities around the world and is therefore exposed to concentrations of risk related to geographical area.

Geographical concentrations

As part of its approach credit risk management and risk appetite, ANTS sets exposure limits to countries and certain geographical areas. These limits are set with reference to the country limits set by Banco Santander, S.A. These are determined according to the classification of the country (whether it is a developed OECD country or not), the rating of the country, its gross domestic product and the type of business activities and products the Banco Santander group wishes to engage in within that country. For additional geographical information, see ‘Country Risk Exposure’.

Credit risk exposures by industry

As part of its approach to credit risk management and risk appetite, ANTS sets exposure limits to certain key industry sectors. For additional industry information, see ‘Country Risk Exposure’.

Forbearance summary

Commercial Banking is the only business division that has undertaken forbearance activities. Discussion and analysis of forbearance activities in Commercial Banking are set out in the ‘Commercial Banking loans – forbearance’ section of the Risk Review.

NON-PERFORMING LOANS AND ADVANCES(1)

An analysis of ANTS’s NPLs is presented below. The information is presented for Commercial Banking only as there are no NPLs in other business divisions.

	30 June 2015 £m	31 December 2014 £m
Loans and advances to customers of which:	3,760	3,534
NPLs(2)	100	131

Total impairment loan loss allowances	48	52

	%	%

NPLs ratio(3)	2.66	3.70
Coverage ratio(4)	48	40

(1)	Loans and advances are classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section in the 2014 Annual Report.
(2)

All NPL balances are UK based and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

(3)	NPLs as a percentage of loans and advances to customers.
(4)	Impairment loan loss allowances as a percentage of NPLs.

18	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Risk review

CREDIT RISK – COMMERCIAL BANKING

In Commercial Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. Consequently, committed exposures are typically higher than asset balances.

COMMERCIAL BANKING - COMMITTED EXPOSURES

Rating distribution

The rating distribution tables show the credit risk exposure by ANTS’s internal rating scale (see the ‘Credit quality’ section) for each portfolio. Within this scale, the higher the rating, the better the quality of the counterparty.

30 June 2015	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
9	13	—	580	593
8	115	179	623	917
7	344	672	397	1,413
6	608	2,185	60	2,853
5	528	1,362	—	1,890
4	126	114	—	240
1 to 3	13	68	—	81
Other	5	5	—	10

	1,752	4,585	1,660	7,997

31 December 2014
9	22	—	378	400
8	140	247	611	998
7	268	532	234	1,034
6	869	2,101	60	3,030
5	329	1,297	—	1,626
4	88	105	—	193
1 to 3	14	95	—	109
Other	3	1	—	4

	1,733	4,378	1,283	7,394

Geographical distribution

The geographical location is classified by country of risk, being the country where each counterparty’s main business activity or assets are located. For clients whose operations are more geographically dispersed, the country of incorporation is applied.

30 June 2015	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
UK	1,711	4,585	1,660	7,956
Peripheral eurozone	2	—	—	2
Rest of Europe	36	—	—	36
US	—	—	—	—
Rest of world	3	—	—	3

	1,752	4,585	1,660	7,997

31 December 2014
UK	1,660	4,378	1,283	7,321
Peripheral eurozone	17	—	—	17
Rest of Europe	40	—	—	40
US	—	—	—	—
Rest of world	16	—	—	16

	1,733	4,378	1,283	7,394

30 June 2015 compared to 31 December 2014

Our lending to customers has grown consistently since 2008, and we continue to operate within our prudent risk appetite parameters. The portfolio is 99% concentrated in UK-based counterparties. During the first half of 2015, committed exposures increased by £0.6bn or 8% to £8.0bn.

Mid Corporate and SME exposures grew by 1% to £1.8bn in the first half of 2015, maintaining a positive momentum despite an increasingly competitive and still contracting market.

The Commercial Real Estate portfolio increased by 5% to £4.6bn with new business levels more than offsetting repayments.

The Social Housing portfolio increased by 29% to £1.7bn driven by refinancing of longer-dated loans previously managed in Corporate Centre onto shorter maturities and on current market terms.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	19

Risk review

COMMERCIAL BANKING - CREDIT RISK MITIGATION

At 30 June 2015, collateral held against impaired loans amounted to 100% (2014: 100%) of the carrying amount of impaired loan balances.

COMMERCIAL BANKING – CREDIT PERFORMANCE

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section in the 2014 Annual Report). The table below sets out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 30 June 2015 and 31 December 2014:

30 June 2015	Mid Corporate and SME £m	Commercial Real Estate £m	Social Housing £m	Total £m
Total Committed Exposure of which:(1)	1,752	4,585	1,660	7,997
-Performing (Non-Watchlist)	1,572	4,427	1,660	7,659
-Watchlist: Enhanced Monitoring	103	55	—	158
-Watchlist: Proactive Management	70	5	—	75
Non-performing exposure(2)	7	98	—	105

Total impaired exposure of which:	7	98	—	105
-Performing	—	—	—	—
-Non-performing(2)	7	98	—	105

Total Observed impairment loss allowances of which:	7	35	—	42
-Performing	—	—	—	—
-Non-performing(2)	7	35	—	42

IBNO(3)				6
Total impairment loss allowance				48

31 December 2014
Total Committed Exposure of which:(1)	1,733	4,378	1,283	7,394
-Performing (Non-Watchlist)	1,555	3,998	1,253	6,806
-Watchlist: Enhanced Monitoring	70	252	30	352
-Watchlist: Proactive Management	102	—	—	102
Non-performing exposure(2)	6	128	—	134

Total impaired exposure of which:	6	128	—	134
-Performing	—	—	—	—
-Non-performing(2)	6	128	—	134

Total Observed impairment loss allowances of which:	6	35	—	41
-Performing	—	—	—	—
-Non-performing(2)	6	35	—	41

IBNO(3)				11
Total impairment loss allowance				52

(1)	Includes committed facilities and derivatives. The terms ‘Enhanced Monitoring’ and ‘Proactive Management’ are defined in the ‘Risk Monitoring’ section of the Risk Review in the 2014 Annual Report.
(2)	Non-performing exposure in the table above include committed facilities and derivative exposures and therefore can be larger than the NPLs in the table below which only include drawn balances.
(3)	Allowance for incurred inherent losses (i.e. incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements in the 2014 Annual Report.

20	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Risk review

Non-performing loans and advances (1)

An analysis of Commercial Banking NPLs is presented below.

	30 June 2015 £m	31 December 2014 £m
Loans and advances to customers of which:	3,760	3,534
NPLs(2)	100	131

Impairment loan loss allowances	48	52

	%	%

NPLs ratio(3)	2.66	3.70
Coverage ratio(4)	48	40

(1)	Loans and advances are classified as non-performing in accordance with the definitions provided in the ‘Credit risk management’ section in the 2014 Annual Report.
(2)

All NPL balances are UK based and continue accruing interest. For the data presented, the balances include interest charged to the customer’s account, but exclude interest accrued but not yet charged to the account.

(3)	NPLs as a percentage of loans and advances to customers.
(4)	Impairment loan loss allowances as a percentage of NPLs.

An analysis of the NPL movements during the first half of 2015 is presented below. ‘Transfers in – Entries’ represent loans which have become classified as NPLs during the period. ‘Exits (including repayments)’ represent loans that have been repaid (in full or in part) plus those returned to performing status. ‘Write-offs’ represent the unrecovered element of a loan where recovery options, including realisation of any collateral, have been exhausted. Forbearance activity does not result in a change in the NPL status.

£m
At 1 January 2015	131
Transfers in – Entries	—
Transfers Out:
- Exits (including repayments)	(31)
- Write-offs	—

At 30 June 2015	100

30 June 2015 compared to 31 December 2014

During the first half of 2015, exposures subject to enhanced monitoring and proactive management improved across both the Mid Corporate and SME and Commercial Real Estate portfolios.

In the Mid Corporate and SME portfolio, a small increase of £33m in enhanced monitoring was offset by a decrease of £32m in proactive management. In the Commercial Real Estate portfolio, exposures subject to enhanced monitoring decreased by £197m driven by successful refinancing and repayments. At 30 June 2015, none of the Social Housing portfolio exposures were subject to enhanced monitoring or proactive management (2014: 2.3% on enhanced monitoring).

Loans and advances to customers in NPL decreased to £100m at 30 June 2015 (2014: £131m), as a result of repayments of a small number of pre-2009 Commercial Real Estate cases. The NPL ratio decreased to 2.66% at 30 June 2015 (2014: 3.70%) for similar reasons.

In the first half of 2015, interest income recognised on impaired loans amounted to £1m (six months ended 30 June 2014: £1m).

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	21

Risk review

COMMERCIAL BANKING LOANS - FORBEARANCE

Forbearance commenced during the period(1)

The exposures that entered forbearance during the six months ended 30 June 2015 and the year ended 31 December 2014 were:

	30 June 2015			31 December 2014
	Mid Corporate and SME £m	Commercial Real Estate £m	Total £m	Mid Corporate and SME £m	Commercial Real Estate £m	Total £m
Term extension	—	—	—	—	51	51
Interest-only	—	—	—	—	—	—
Other payment rescheduling	—	—	—	32	21	53

	—	—	—	32	72	104

(1)	The figures by period reflect the amount of forbearance activity undertaken during the period irrespective of whether any forbearance activity has previously been undertaken on the forborne accounts.

Forbearance cumulative position

At 30 June 2015, 78% of the forbearance related to the Commercial Real Estate portfolio (2014: 82%).

a) Performance status when entering forbearance

The forborne exposures at 30 June 2015 and 31 December 2014 when they originally entered forbearance, analysed by their payment status, were:

30 June 2015(1)	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m	Impairment allowance £m
Forbearance of NPL	16	—	—	16	5
Forbearance of Non-NPL	62	36	31	129	8

	78	36	31	145	13

31 December 2014(1)
Forbearance of NPL	37	—	—	37	4
Forbearance of Non-NPL	73	36	32	141	8

	110	36	32	178	12

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the period.

b) Performance status at the period-end

The current status of forborne exposures analysed by their payment status, at 30 June 2015 and 31 December 2014 was:

30 June 2015(1)	Term extension £m	Interest-only £m	Other payment rescheduling £m	Total £m		Impairment allowance £m
Non-performing	48	—	—	48		13
Performing	30	36	31	97	(2)	—
	78	36	31	145		13

Proportion of portfolio	1.0%	0.5%	0.4%	1.8%		0.2%

31 December 2014(1)
Non-performing	73	—	—	73		12
Performing	37	36	32	105	(2)	—
Total	110	36	32	178		12

Proportion of portfolio	1.5%	0.5%	0.4%	2.4%		0.2%

(1)	Forbearance type categorisation is based on the first forbearance activity undertaken on the accounts. Tables contain only open accounts at the end of the period.
(2)	This represents the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been forborne.

30 June 2015 compared to 31 December 2014

There were no incidences of forbearance that commenced in the first half of the year. The cumulative forbearance stock decreased at 30 June 2015, as cases from older vintages in the Commercial Real Estate portfolio continue to work their way through the forbearance process (see ‘Higher risk loans and other segments of particular interest’ on page 23). The proportion of forbearance as a percentage of the portfolio decreased to 1.8% at 30 June 2015 (2014: 2.4%). The majority of initial forbearance occurs prior to default, which at 30 June 2015 represented 89% (2014: 79%) of exposure.

Forbearance provides the opportunity for businesses to turn around and, at 30 June 2015, 67% (2014: 59%) of total forborne exposure was performing in accordance with the revised terms agreed under the forbearance arrangements indicating that the action had been effective. The remaining cases moved to NPL despite the forbearance granted.

Debt-for-equity swaps

In addition to the forbearance activities shown above, ANTS has on occasion entered into a small number of transactions where ANTS agreed to exchange a proportion of the amount owed by the borrower for equity in that borrower.

There were no debt-for-equity swaps at 30 June 2015 (2014: £nil).

22	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Risk review

HIGHER RISK LOANS AND OTHER SEGMENTS OF PARTICULAR INTEREST

Commercial Real Estate

The Commercial Real Estate market has experienced a particularly challenging environment over recent years following the financial crisis and has been prone to regular cyclical downturns.

Credit performance

Commercial Real Estate non-performing exposures and weighted average LTVs at 30 June 2015 and 31 December 2014 are further analysed between loans originated pre-2009 and thereafter as they have different profiles:

	30 June 2015			31 December 2014
	Original vintage			Original vintage
	Pre-2009	2009 onwards	Total	Pre-2009	2009 onwards	Total
Total committed exposure	£440m	£4,145m	£4,585m	£586m	£3,792m	£4,378m
Non-performing exposure ratio	22.4%	—	2.1%	22.3%	—	3.0%
Weighted average LTV	61%	53%	54%	65%	53%	55%

30 June 2015 compared to 31 December 2014

At 30 June 2015 and 31 December 2014, all of the non-performing exposures related to deals originated pre-2009. The pre-2009 vintage loans were written on terms prevailing in the market at that time which, compared to more recent times, included higher original LTVs, lower interest coverage and exposure to development or letting risk. Following the significant downturn in the Commercial Real Estate market in 2008 and 2009, some of these customers suffered financial stress resulting in their inability to meet the contractual payment terms, comply with covenants, or achieve refinancing/repayment at maturity. As a result, the pre-2009 sub-portfolio has experienced higher non-performing rates in recent years.

In light of the market deterioration, ANTS’s lending criteria were significantly tightened from 2009 onwards, with lower LTVs and the avoidance of transactions with material letting or development risks. As a result, the sub-portfolio representing loans originating from 2009 onwards continues to perform significantly better than the pre-2009 sub-portfolio. At 30 June 2015, the pre-2009 sub-portfolio represented 10% (2014: 13%) of the total Commercial Real Estate portfolio.

Further detail on the entire Commercial Real Estate portfolio is contained in the following section.

Sector analysis

The Commercial Real Estate portfolio remained well diversified by sector at 30 June 2015 and 31 December 2014, as set out below.

Sector	30 June 2015%	31 December 2014%
Office	24	22
Retail	28	31
Industrial	15	15
Residential	6	6
Mixed use	10	12
Student accommodation	4	3
Hotels & Leisure	7	5
Other	6	6

	100	100

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	23

Risk review

Loan-to-value analysis

In Commercial Real Estate lending, the main form of credit mitigation is collateral. The table below analyses the LTV ratios of loans within the Commercial Real Estate portfolio at 30 June 2015 and 31 December 2014.

	30 June 2015		31 December 2014
	Stock %	New business %	Stock %	New business %
Up to 50%	40	47	33	28
50% to 60%	37	25	37	53
60% to 70%	18	27	23	19
70% to 80%	1	1	4	—
80% to 90%	2	—	1	—
90% to 100%	1	—	1	—
> 100% i.e. negative equity	1	—	1	—

	100	100	100	100

30 June 2015 compared to 31 December 2014

At 30 June 2015, the LTV profile of the portfolio remained conservative with 77% (2014: 70%) of the portfolio at or below 60% LTV. This reflects the vintage of the portfolio with 90% (2014: 87%) having been originated in 2009 or subsequent years. The majority of higher LTV deals represent older deals which remain in the portfolio.

Only 1% of new business was written above 70% LTV in the first half of 2015, with 72% written below 60% LTV. The majority of the cases with negative equity form part of the forborne element of the portfolio and are managed by the Restructuring & Recoveries team.

At 30 June 2015 the average LTV, weighted by exposure, was 54% (2014: 55%). The weighted average LTV of new deals written in the first half of 2015 was 50% (2014: 53%).

Refinancing risk

As part of the annual review process, for Commercial Real Estate loans that are approaching maturity, consideration is given to the prospects of refinancing the loan at prevailing market terms and applicable credit policy. The review considers this and other aspects (e.g. covenant compliance) which could result in the case being placed on the Watchlist. Additionally, where an acceptable refinancing proposal has not been received within six months prior to maturity, the case is placed on the Watchlist.

At 30 June 2015, Commercial Real Estate loans of £942m (2014: £758m) were due to mature within 12 months. Of these, £60m i.e. 6% (2014: £68m i.e. 9%) have an LTV ratio above that which would be considered acceptable under current credit policy, £10m of which (2014: £68m) has been placed on the Watchlist or recorded as NPL and has an impairment loss allowance of £8m (2014: £19m) associated with it. The residual balance refers to a single loan for which an acceptable exit strategy is being progressed.

24	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Risk review

CREDIT RISK – CORPORATE & INSTITUTIONAL BANKING

In Corporate & Institutional Banking, credit risk arises on asset balances and off-balance sheet transactions such as credit facilities or guarantees. Consequently, committed exposures are typically higher than asset balances. However, in the following committed exposures tables, Sovereigns and Supranationals are presented net of short positions and include Sovereign and Supranational exposures established for liquidity management purposes, managed by Short Term Markets on behalf of Corporate Centre. Large Corporate reverse repurchase agreement exposures are presented net of repurchase agreement liabilities and include OTC derivatives. As a result, the committed exposures can be smaller than the asset balances recognised on the balance sheet. In addition, the derivative risk exposures in the tables below (which are classified as ‘Financial Institutions’) are lower than the balance sheet position because the overall risk exposure is monitored and therefore consideration is taken of margin posted, CSAs in ISDA Master Agreements, and master netting agreements and other financial instruments which reduce the ANTS group’s exposures. Derivative asset balances recognised on the balance sheet reflect only the more restrictive netting permitted by IAS 32.

CORPORATE & INSTITUTIONAL BANKING – COMMITTED EXPOSURES

Rating distribution

The rating distribution tables show the credit risk exposure by ANTS’s internal rating scale (see the ‘Credit quality’ section) for each portfolio. Within this scale, the higher the rating, the better the quality of the counterparty.

30 June 2015	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
9	1,742	—	232	1,974
8	2,624	1,788	3,314	7,726
7	511	3,839	2,333	6,683
6	—	5,864	216	6,080
5	—	3,084	38	3,122
4	—	—	12	12
1 to 3	—	—	29	29

	4,877	14,575	6,174	25,626

31 December 2014
9	1,734	21	121	1,876
8	3,905	1,449	3,209	8,563
7	928	3,468	2,587	6,983
6	—	6,172	206	6,378
5	—	2,293	79	2,372
4	—	4	—	4
1 to 3	—	48	97	145

	6,567	13,455	6,299	26,321

Geographical distribution

The geographical location is classified by country of risk, being the country where each counterparty’s main business activity or assets are located, except where a full risk transfer guarantee is in place, in which case the country of domicile of the guarantor is used. For clients whose operations are more geographically dispersed, the country of incorporation is applied.

30 June 2015	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
UK	—	13,056	3,160	16,216
Peripheral eurozone	511	414	595	1,520
Rest of Europe	1,636	994	854	3,484
US	58	49	1,071	1,178
Rest of world	2,672	62	494	3,228

	4,877	14,575	6,174	25,626

31 December 2014
UK	—	12,011	3,146	15,157
Peripheral eurozone	928	281	657	1,866
Rest of Europe	1,622	1,061	916	3,599
US	—	30	1,331	1,361
Rest of world	4,017	72	249	4,338

	6,567	13,455	6,299	26,321

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	25

Risk review

30 June 2015 compared to 31 December 2014

During the first half of 2015, committed exposures decreased by £0.7bn or 3% to £25.6bn principally due to a decrease in the Sovereign and Supranational portfolio, partially offset by an increase in the Large Corporate portfolio.

Sovereign and Supranational exposures decreased by 26% in the first half of 2015. This reflected reduced holdings in Japanese, UK and Italian Government Securities as part of normal liquid asset portfolio management and short-term markets trading activity. The portfolio profile remained primarily short-term (up to 1 year) reflecting the purpose of the holdings.

Large Corporate exposures increased by £1.1bn in the first half of 2015 continuing to focus on high-rated multinational companies. Growth was focused on the UK, with some diversification in other countries with counterparties with good credit quality. The portfolio profile remained primarily short to medium-term (up to five years), reflecting the type of finance provided to support the working capital and liquidity needs of our clients. The weighted average credit quality remained broadly consistent in the first half of the year. There was a migration of £0.3bn from rating band 6 to rating band 5 in the period reflecting the impact of macro-economic changes in the UK retail and leisure sector, as well as in the oil and gas industry.

CORPORATE & INSTITUTIONAL BANKING - CREDIT RISK MITIGATION

Credit risk to counterparties on derivative products is mitigated through netting arrangements, collateralisation and the use of CCPs. For details of the approach to credit risk mitigation, see the ‘Credit risk management – Corporate & Institutional Banking’ section in the 2014 Annual Report. The top 20 clients with which Santander UK had the biggest derivative exposures were banks and CCPs. These top 20 clients’ derivative exposure accounted for 67% of the total derivative exposure in Corporate & Institutional Banking at 30 June 2015 (2014: 71%). The risk exposure weighted-average credit rating was 7.6 at 30 June 2015 (2014: 7.6).

CORPORATE & INSTITUTIONAL BANKING - CREDIT PERFORMANCE

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section in the 2014 Annual Report). The table below sets out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 30 June 2015 and 31 December 2014:

30 June 2015	Sovereign and Supranational £m	Large Corporate £m	Financial Institutions £m	Total £m
Total Committed Exposure of which:(1)	4,877	14,575	6,174	25,626
- Performing (Non-Watchlist)	4,877	13,551	6,127	24,555
- Watchlist: Enhanced Monitoring	—	1,024	1	1,025
- Watchlist: Proactive Management	—	—	46	46
- Non-performing exposure	—	—	—	—

Total impaired exposure of which:	—	—	—	—
- Performing	—	—	—	—
- Non-performing	—	—	—	—

Total Observed impairment loss allowances of which:	—	—	—	—
-Performing	—	—	—	—
-Non-performing	—	—	—	—

IBNO(2)				24
Total impairment loss allowance				24

31 December 2014
Total Committed Exposure of which:(1)	6,567	13,455	6,299	26,321
- Performing (Non-Watchlist)	6,567	12,690	6,233	25,490
- Watchlist: Enhanced Monitoring	—	765	5	770
- Watchlist: Proactive Management	—	—	61	61
- Non-performing exposure	—	—	—	—

Total impaired exposure of which:	—	—	—	—
-Performing	—	—	—	—
-Non-performing	—	—	—	—

Total Observed impairment loss allowances of which:	—	—	—	—
-Performing	—	—	—	—
-Non-performing	—	—	—	—

IBNO(2)				24
Total impairment loss allowance				24

(1)	Includes committed facilities and derivatives. The terms ‘Enhanced Monitoring’ and ‘Proactive Management’ are defined in the ‘Risk monitoring’ section of the Risk review in the 2014 Annual Report.
(2)	Allowance for incurred inherent losses (i.e. incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements in the 2014 Annual Report.

30 June 2015 compared to 31 December 2014

Watchlist exposures subject to proactive management decreased by 25% to £46m at 30 June 2015 (2014: £61m), reflecting an improvement in the Financial Institutions portfolio.

Watchlist exposures subject to enhanced monitoring increased in the Large Corporate portfolio in the first half of the year, principally relating to holdings in the UK retail and leisure sector, as well as the oil and gas industry. In the Sovereign and Supranational portfolio, there were no exposures subject to proactive management or enhanced monitoring.

Non-performing loans and advances

At 30 June 2015 and 31 December 2014, there were no non-performing loans in Corporate & Institutional Banking.

CORPORATE & INSTITUTIONAL BANKING - FORBEARANCE

At 30 June 2015 and 31 December 2014, there was no forbearance activity in Corporate & Institutional Banking.

26	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Risk review

CREDIT RISK - CORPORATE CENTRE

Credit risk arises on assets in the balance sheet and in off-balance sheet transactions. Consequently, the committed exposure (which takes into account credit mitigation procedures) is shown in the tables below. It also excludes Sovereign exposures managed by Short Term Markets within Corporate & Institutional Banking.

CORPORATE CENTRE – COMMITTED EXPOSURES

Rating distribution

The rating distribution tables below show the credit risk exposure by ANTS’s internal rating scale (see the ‘Credit quality’ section) for each portfolio. Within this scale, the higher the rating, the better the quality of the counterparty.

30 June 2015	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
9	6,258	21	—	3,073	9,352
8	—	77	954	3,690	4,721
7	—	6	—	1,323	1,329
6	—	—	—	223	223
5	—	37	—	—	37
4	—	2	—	—	2
1 to 3	—	1	—	—	1

	6,258	144	954	8,309	15,665

31 December 2014
9	7,175	18	—	2,784	9,977
8	—	45	581	4,215	4,841
7	—	40	276	1,485	1,801
6	—	—	—	223	223
5	—	2	—	—	2
4	—	—	—	—	—
1 to 3	—	—	—	—	—

	7,175	105	857	8,707	16,844

Geographical distribution

The geographical location is classified by country of risk, being the country where each counterparty’s main business activity or assets are located. For clients whose operations are more geographically dispersed, the country of incorporation is applied.

30 June 2015	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
UK	2,175	36	—	8,309	10,520
Peripheral eurozone	—	53	—	—	53
Rest of Europe	—	6	520	—	526
US	3,997	49	434	—	4,480
Rest of world	86	—	—	—	86

	6,258	144	954	8,309	15,665

31 December 2014
UK	2,574	43	—	8,707	11,324
Peripheral eurozone	—	56	—	—	56
Rest of Europe	—	6	581	—	587
US	4,514	—	276	—	4,790
Rest of world	87	—	—	—	87

	7,175	105	857	8,707	16,844

30 June 2015 compared to 31 December 2014

During the first half of 2015, committed exposures decreased by £1.2bn or 7% to £15.7bn principally in the Sovereign and Supranational, and Social Housing portfolios.

Sovereign and Supranationals exposures principally reflect cash at central banks and holdings of highly-rated liquid assets as part of normal liquid asset portfolio management. The overall decrease in exposures in the first half of 2015 was driven by the reduction of UK government securities and deposits in the US.

Structured Products exposures represent holdings of good credit quality rated covered bonds, floating rate notes and residential mortgage-backed securities as part of normal liquid asset portfolio management. The increase in exposures in the first half of 2015 reflected the purchase of securitisations in the UK and US, and covered bond issuances mainly by Western European banks primarily with maturities of less than five years.

Derivative exposures increased slightly in the period due to market volatility, despite the continued managed reduction of the portfolio.

Social Housing exposures reduced in the first half of 2015 as a result of the ongoing refinancing of longer-dated loans onto shorter maturities (and on current market terms) that are subsequently managed in Commercial Banking.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	27

Risk review

CORPORATE CENTRE - CREDIT RISK MITIGATION

Structured Products are unsecured but benefit from senior positions in the creditor hierarchy. Credit risk in derivatives is mitigated by netting agreements, collateralisation and the use of CCPs. For details of the approach to credit risk mitigation, see ‘Credit Risk Management – Corporate & Institutional Banking’ in the 2014 Annual Report.

CORPORATE CENTRE - CREDIT PERFORMANCE

Exposures exhibiting potentially higher risk characteristics are subject to risk monitoring under the Watchlist process (described in ‘Risk monitoring’ in the ‘Credit risk management’ section in the 2014 Annual Report). The table below sets out the portfolio showing exposures subject to risk monitoring under the Watchlist process and those classified as non-performing by portfolio at 30 June 2015 and 31 December 2014.

30 June 2015	Sovereign and Supranational £m	Structured Products £m	Derivatives £m	Social Housing £m	Total £m
Total Committed Exposure of which:(1)	6,258	144	954	8,309	15,665
- Performing (Non-Watchlist)	6,258	144	954	8,241	15,597
- Watchlist: Enhanced Monitoring	—	—	—	68	68
- Watchlist: Proactive Management	—	—	—	—	—
- Non-performing exposure	—	—	—	—	—

Total Impaired Exposure of which:	—	—	—	—	—
- Performing	—	—	—	—	—
- Non-performing	—	—	—	—	—

Total Observed impairment loss allowances of which:	—	—	—	—	—
- Performing	—	—	—	—	—
- Non-performing	—	—	—	—	—

IBNO(2)					—
Total impairment loss allowance					—

31 December 2014
Total Committed Exposure of which:(1)	7,175	105	857	8,707	16,844
- Performing (Non-Watchlist)	7,175	105	857	8,707	16,844
- Watchlist: Enhanced Monitoring	—	—	—	—	—
- Watchlist: Proactive Management	—	—	—	—	—
- Non-performing exposure	—	—	—	—	—

Total Impaired Exposure of which:	—	—	—	—	—
- Performing	—	—	—	—	—
- Non-performing	—	—	—	—	—

Total Observed impairment loss allowances of which:	—	—	—	—	—
- Performing	—	—	—	—	—
- Non-performing	—	—	—	—	—

IBNO(2)					—
Total impairment loss allowance					—

(1)	Includes committed facilities and derivatives. The terms ‘Enhanced Monitoring’ and ‘Proactive Management’ are defined in the ‘Risk Monitoring’ section of the Risk Review in the 2014 Annual Report.
(2)	Allowance for incurred inherent losses (i.e. incurred but not observed (‘IBNO’)) as described in Note 1 to the Consolidated Financial Statements in the 2014 Annual Report.

30 June 2015 compared to 31 December 2014

The only Watchlist exposures arose in Social Housing. Social Housing exposures subject to enhancing monitoring increased to £68m at 30 June 2015 (2014: £nil) due to the addition of a single case.

Non-performing loans and advances

At 30 June 2015 and 31 December 2014, there were no non-performing loans in Corporate Centre.

CORPORATE CENTRE- FORBEARANCE

At 30 June 2015 and 31 December 2014, there was no forbearance activity in Corporate Centre.

28	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Risk review

MARKET RISK

TRADING MARKET RISK

The following table shows the Internal Value-at-risk (‘VaR’)-based consolidated exposures for the major risk classes at 30 June 2015 and 31 December 2014 together with the highest, lowest and average exposures for each period. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. The VaR amounts represent the potential change in fair values of trading instruments. Since trading instruments are recorded at fair value, these amounts also represent the potential effect on income.

	Period-end exposure		Average exposure		Highest exposure		Lowest exposure
Trading instruments	30 June 2015 £m	31 December 2014 £m	30 June 2015 £m	31 December 2014 £m	30 June 2015 £m	31 December 2014 £m	30 June 2015 £m	31 December 2014 £m
Interest rate risks(1)	1.8	2.2	2.6	3.6	4.1	5.6	1.7	1.9
Equity risks(2)	0.3	0.6	0.5	1.0	0.7	1.9	0.3	0.5
Property risks(3)	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Credit (spread) risks(4)	—	—	—	0.2	0.2	0.6	—	—
Other risks(5)	0.1	0.1	0.1	—	0.1	0.1	—	—

Correlation offsets(6)	(0.4)	(0.6)	(0.7)	(1.1)	—	—	—	—

Total correlated one-day VaR	1.9	2.4	2.6	3.8	3.9	6.3	1.8	1.9

(1)

Interest rate risk measures the impact of interest rate and volatility changes on cash instruments, securities and derivatives. This includes swap spread risk (the difference between swap rates and the government bond rates), basis risk (changes in interest rate tenor basis) and inflation risk (changes in inflation rates).

(2)	Equity risk measures the impact on equity stocks and derivatives from changes in equity prices, volatilities and dividends.
(3)	Property risk measures the impact of changes in the property indices.
(4)	Spread risk measures the impact of changes in the credit spread of corporate bonds or credit derivatives.
(5)	Other risks include foreign exchange risk. Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities.
(6)

The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest total correlated one-day VaR. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.

Daily total correlated one day VaR first half of 2015

BANKING MARKET RISK

Interest rate risk

Yield curve risk

The table below reflects how base case income and valuation across Santander UK (including ANTS) would be affected by a 50 basis point parallel shift (both upwards and downwards) applied instantaneously to the yield curve at 30 June 2015 and 31 December 2014.

	30 June 2015		31 December 2014
	+50bps £m	-50bps £m	+50bps £m	-50bps £m
NIM sensitivity	16	12	15	5
Economic value of equity (‘EVE’) sensitivity	105	(157)	103	(195)

Sensitivities were relatively unchanged during the first half of 2015 as the growth in bank account liability volumes was largely offset by additional unhedged fixed rate assets.

Basis risk

Basis risk VaR decreased slightly to £2m at 30 June 2015 (31 December 2014: £3m) largely due to a reduced underlying net basis position as a result of the growth in bank account volumes and a reduction in SVR mortgages which have moved onto new Santander UK incentive products.

Inflation and spread risks

The VaR of the portfolios of securities held for liquidity and investment purposes at 30 June 2015 was £3m (31 December 2014: £5m). The main risk factors remain the inflation and spread risk exposures of these positions. The reduction of VaR in the first half of 2015 was due to a shorter duration of the underlying assets, largely attributable to the ageing of the portfolio, and historically low volatility in the market.

The portfolio of securities held for liquidity and investment purposes is regularly stress tested against a variety of historical and hypothetical scenarios. There are limits established against the potential losses estimated by the stress tests that complement the VaR-based limits discussed above. At 30 June 2015, the worst three month stressed loss for these portfolios was estimated to be £216m (31 December 2014: £218m) using historic deterministic stress tests. The stressed loss in the first half of 2015 has reduced slightly due to shorter duration following the passage of time partially offset by the changes in the composition of the bond portfolio as part of normal liquidity management activities.

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Risk review

LIQUIDITY RISK

ANTS is the treasury support function for the Santander UK group. In this regard, ANTS’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements.

Liquidity and funding risk is managed on a Santander UK group basis and it is therefore not appropriate to consider these risks separately at an ANTS group level. In addition, under the PRA’s regulatory liquidity regime, Santander UK and ANTS together with Cater Allen Limited, a fellow subsidiary of Santander UK plc, form the Santander UK Defined Liquidity Group (‘DLG’). Under these arrangements, each member of the DLG is liable to support each other in terms of transferring or receiving surplus liquidity in times of stress. In considering the liquidity resources available to the ANTS group, both its own liquid assets and also those of the rest of the Santander UK group have been separately presented below.

These stress tests are supplemented with sensitivity analysis for instantaneous liquidity shocks by each major liquidity risk driver to understand the impact on internal Liquidity Risk Appetite and regulatory liquidity metrics.

LIQUIDITY POOL

Santander UK holds, at all times, a portfolio of unencumbered liquid assets to mitigate liquidity risk. The size and composition of this portfolio is determined by Santander UK’s Liquidity Risk Appetite which incorporates regulatory requirements.

Eligible liquidity pool

The table below shows the geographical distribution of the carrying value of the eligible liquidity pool held by the ANTS group and additional liquid assets held by the rest of the Santander UK group (to which the ANTS group has access through the cross guarantee and DLG arrangements described above) at 30 June 2015 and 31 December 2014:

	Held by the ANTS group							Held elsewhere in Santander UK
30 June 2015	UK £bn	USA £bn	EEA £bn		Other £bn		Total £bn	UK £bn	USA £bn	EEA £bn		Other £bn	Total £bn
Cash and deposits with central banks	—	2.2	—		—		2.2	12.5	—	—		—	12.5
Government bonds(3)	5.0	4.6	0.1	(1)	0.8	(2)	10.5	4.1	—	0.7	(1)	—	4.8
Supranational bonds and multilateral development banks(4)	—	—	0.1		—		0.1	0.1	0.5	0.4		—	1.0
Covered bonds(4)	—	—	—		—		—	0.4	—	1.3		0.3	2.0
Asset-backed securities(4)	—	—	—		—		—	0.5	—	0.2		—	0.7
Corporate bonds(4)	—	—	—		—		—	—	—	0.1		—	0.1
Equities	0.5	—	0.1		—		0.6	—	—	—		—	—

Eligible liquidity pool	5.5	6.8	0.3		0.8		13.4	17.6	0.5	2.7		0.3	21.1

31 December 2014
Cash and deposits with central banks	—	4.4	—		—		4.4	18.1	—	—		—	18.1
Government bonds(3)	5.3	3.2	0.1	(1)	0.1	(2)	8.7	3.9	—	0.5	(1)	—	4.4
Supranational bonds and multilateral development banks(4)	—	—	—		—		—	—	0.5	0.5		—	1.0
Covered bonds(4)	—	—	—		—		—	0.3	—	1.4		0.1	1.8
Asset-backed securities(4)	—	—	—		—		—	0.3	—	0.2		—	0.5
Corporate bonds(4)	—	—	—		—		—	—	—	—		—	—
Equities	0.4	—	0.1		0.1		0.6	—	—	—		—	—

Eligible liquidity pool	5.7	7.6	0.2		0.2		13.7	22.6	0.5	2.6		0.1	25.8

(1)	Consists of Germany of £0.7bn (2014: £0.6bn) and France of £0.1bn (2014: £nil)
(2)	Consists of Japan of £0.8bn (2014: £nil) and Switzerland of £nil (2014: £0.1bn)
(3)	Consists of AAA rated bonds of £14.5bn (2014: £13.1bn) and AA+ rated bonds of £0.8bn (2014: £nil)
(4)	Consists of A- rated bonds

The eligible liquidity pool consists of assets which, according to Santander UK’s interpretation at 30 June 2015 and 31 December 2014, are eligible for inclusion in the Liquidity Coverage Ratio (‘LCR’) as high quality liquid assets. Key qualifying criteria are listed below:

•

Government bonds or government-guaranteed bonds but only where the issuer is a central government, central bank, local authority or a regional government of the European Economic Area and other sovereigns subject to minimum credit ratings;

•	Supranational bonds and multilateral development banks subject to minimum credit ratings;

•	Covered bonds subject to minimum credit ratings or RWAs, asset coverage levels, issue size and additional criteria regarding local regulation

•

Senior tranches of asset-backed securities including RMBSs issued by a European Economic Area country subject to minimum credit ratings, loan-to-value levels, residual weighted average lives and exposure levels

•	Corporate bonds subject to minimum credit ratings, maximum tenor on issuance and issuance size; and

•	Equity shares listed on major stock indices and subject to type of issuer and minimum price volatility levels.

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Risk review

Santander UK periodically tests the liquidity of the eligible liquidity pool it holds, in accordance with the PRA and European Commission’s Delegated Act requirements, to realise a proportion of these assets through repurchase or outright sale to the market. Santander UK ensures that the cumulative effect of its periodic realisation over any 12 month period is that a significant proportion of the assets in its eligible liquidity pool is realised.

In deciding on the precise composition of its eligible liquidity pool, Santander UK tailors the contents of the portfolio to the needs of its business and the liquidity risk that it potentially faces. In particular, Santander UK ensures that it holds assets in its eligible liquidity pool which can be realised with the speed necessary to meet its liabilities as they fall due.

In addition to the eligible liquidity pool, Santander UK has access to other unencumbered assets which provide a source of contingent liquidity. A portion of these assets may be realised in a stress scenario to generate liquidity through either repurchase or outright sale to the market.

Liquidity developments in the first half of 2015

The first half of 2015 was characterised by an easing of monetary policy following the European Central Bank (‘ECB’) announcement in January of a programme of sovereign bond purchases which is planned to continue until September 2016 or until a sustained adjustment to inflation is achieved. In addition, general concerns about global economic growth and the risk of deflation have led other central banks to ease their monetary policy. This resulted in lower short-term interest rates and, with some volatility, longer-term rates.

Investor sentiment remained positive through the period with a continuation of the trend seen in 2014 of a search for enhanced yield and increased appetite for riskier assets. This positive trend was not significantly impacted by the uncertainty surrounding Greece and the eurozone. Other geopolitical tensions did not have a discernible impact.

During the first half of 2015, Santander UK benefited from low wholesale, unsecured and secured medium-term funding (‘MTF’) rates and continued confidence in the UK banking sector. This allowed a beneficial mix of MTF to be issued in line with funding plans. There was a notable level of issuance of secured debt and equity by banks in the first half of 2015, and investor appetite for issuances by Santander UK was strong throughout the period.

Throughout the first half of 2015, Santander UK continued to maintain a strong liquidity position and a conservative balance sheet structure as well as robust risk management controls to monitor and manage the levels of the eligible liquidity pool and encumbrance. The eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a coverage ratio of 184% at 30 June 2015 (2014: 171%). The change in the coverage ratio (which is expected to be volatile due to the management of normal short-term business commitments) was driven by a decrease in eligible liquidity pool assets by £5.0bn to £34.5bn at 30 June 2015 (2014: £39.5bn) as a result of a managed reduction in short-term deposits, offset by a decrease in wholesale funding with a residual maturity of less than one year of £4.4bn to £18.7bn at 30 June 2015 (2014: £23.1bn), which reflected changes in the maturity profile of our medium-term funding. The LCR remained stable at 30 June 2015.

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Risk review

DEPOSIT FUNDING

Santander UK’s Retail Banking and Commercial Banking activities are largely funded by customer deposits with the remaining funded with long-term debt and equity (including funding secured against customer loans and advances).

WHOLESALE FUNDING

Composition of wholesale funding

Santander UK continues to have access to a variety of sources of wholesale funding in a range of currencies, including those available from money markets, repo markets, medium term and subordinated debt investors, across a variety of distribution channels. Santander UK is an active participant in the wholesale markets and has direct access to both money market and long-term investors through its range of funding programmes. As a result, wholesale funding is well diversified by product, maturity, geography and currency.

Reconciliation of wholesale funding to the balance sheet

The table below shows ANTS’s primary wholesale funding sources, excluding short-term repurchase agreements, together with a reconciliation of wholesale funding to the balance sheet at 30 June 2015 and 31 December 2014.

	Funding analysis	Deposits by		Debt securities in issue	Financial liabilities at fair value	Trading liabilities
30 June 2015	£bn	banks £bn		£bn	£bn	£bn
Deposits by banks (non-customer deposits)	1.3	—		—	—	1.3
CDs and Commercial Paper	8.1	—		8.0	0.1	—
Senior unsecured - public benchmark	12.1	—		12.1	—	—
- privately placed	5.7	—		3.3	2.4	—
Covered bonds	16.2	—		16.2	—	—
Structured issuance	4.0	3.5		—	—	0.5

Total wholesale funding	47.4	3.5		39.6	2.5	1.8
Repos	8.3	—		—	—	8.3
Foreign exchange and hedge accounting	(2.5)	—		(2.5)	—	—
Other	22.3	16.9	(1)	—	—	5.4	(2)

Balance sheet total	75.5	20.4		37.1	2.5	15.5

31 December 2014
Deposits by banks (non-customer deposits)	1.9	—		—	—	1.9
CDs and Commercial Paper	8.3	—		8.0	0.3	—
Senior unsecured - public benchmark	8.9	—		8.9	—	—
- privately placed	5.0	—		2.5	2.5	—
Covered bonds	17.7	—		17.7	—	—
Structured issuance	4.2	4.0		—	—	0.2

Total wholesale funding	46.0	4.0		37.1	2.8	2.1
Repos	8.4	—		—	—	8.4
Foreign exchange and hedge accounting	(0.3)	—		(0.3)	—	—
Other	18.2	13.4	(1)	—	—	4.8	(2)

Balance sheet total	72.3	17.4		36.8	2.8	15.3

(1)	Principally consists of amounts due to Santander UK subsidiaries, see Note 13 to the Condensed Consolidated Interim Financial Statements. Also includes other deposits.
(2)	Consists of short positions in securities and unsettled trades, cash collateral and short-term deposits. See Note 14 to the Condensed Consolidated Interim Financial Statements.

Funding developments in the first half of 2015

Santander UK’s overall funding strategy remains to develop and maintain a diversified funding base, which allows us access to a variety of funding sources. As part of this strategy, Santander UK raises funding in a number of currencies, including sterling, US dollars and euro, and converts foreign currency funding back into sterling via currency swaps to fund its commercial assets which are largely sterling denominated

As in 2014, the focus of Santander UK’s new issuance in the first half of 2015 was in the unsecured markets. In total, we issued four public unsecured securities. In addition to the unsecured issuance, we issued residential mortgage-backed securities and two covered bonds, forms of financing that permit us to benefit from our prime UK mortgage assets. The first four months of 2015 provided, on the whole, stable market conditions. While the latter part of the half year was dominated by market instability caused by recent focus on Greece’s membership of the eurozone, the wholesale funding markets that Santander UK operate in continued to offer economically viable sources of funding with a balanced mix of wholesale unsecured and secured new issuance.

The cost of wholesale funding continued to fall due to the replacement of expensive MTF maturities with lower cost new issuance in the now lower spread environment.

In the first half of 2015, Santander UK’s MTF issuance was £8.0bn (year ended 31 December 2014: £12.9bn). In June 2015, Santander UK Group Holdings plc issued its first public issuance of £750m of Fixed Rate Reset Perpetual Additional Tier 1 Capital Securities.

32	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Risk review

CAPITAL RISK

Santander UK (of which ANTS is a part) adopts a centralised capital management approach, based on both regulatory requirements and the economic capital impacts of our businesses. This approach operates within the Santander UK Board-approved Risk Appetite, and takes into account the commercial environment in which ANTS operates, management’s strategy for each material risk and the potential impact of adverse scenarios and stresses. Details of ANTS’s objectives, policies and processes for managing capital can be found in Note 42 to the Consolidated Financial Statements in the 2014 Annual Report.

While the Company and its parent Santander UK plc are part of the wider Banco Santander group, both the Company and Santander UK plc are incorporated in the UK, regulated by the PRA and do not benefit from guarantees from Banco Santander, S.A. and Santander UK plc operates as an autonomous subsidiary. As such, responsibility for the management, control and assurance of capital risk lies with the Santander UK Board, and the ANTS Board with respect to its own capital. The ANTS Board delegates day-to-day responsibility for capital risk to the Santander UK CEO.

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the ‘Capital Support Deed’) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of the PRA’s rules. Under the PRA’s rules, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. From January 1 2014, the applicable PRA rules were replaced by Article 113 (6) of CRR.

The Santander UK Capital Risk Framework (which ANTS has adopted), reviewed by the Santander UK Board annually, describes the high level arrangements for identifying, assessing, managing and reporting Santander UK capital risk.

Capital regulation developments in the first half of 2015

The Basel Committee on Banking Supervision produced a proposal for the treatment of interest rate risk in the banking book in June 2015. This proposal, with other proposed revisions to the capital treatment of trading book market risk, operational risk, credit risk standardised approaches and capital floors, has the potential to significantly impact the measurement of risk weighted assets (‘RWAs’) over the medium term and could adversely impact Santander UK’s capital ratios. Other adverse impacts to Santander UK’s capital position are possible from EBA Regulatory Technical Standards, which continue to be produced to extend the CRD IV rules, and from changes to the UK Pillar 2 regime currently proposed by the PRA.

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Risk review

OTHER IMPORTANT RISKS

OPERATIONAL RISK

Operational risk developments in the first half of 2015

The Operational Risk Transformation Programme, developed in 2014 and planned to run through to the end of 2016, continues to be successfully rolled out, particularly focused on system specifications for managing and recording Operational Risk Self-Assessments, and the completion of the 2015 Scenario Analysis programme and the 2015 Operational Risk Assurance plan.

CONDUCT RISK

Conduct risk developments in the first half of 2015

During the first half of 2015, the Santander UK Conduct Risk Strategy programme continued to enhance the management of Santander UK conduct risk. Work continues to implement the framework in our Commercial Banking and Corporate  & Institutional Banking segments.

REGULATORY RISK

Regulatory risk developments in the first half of 2015

There continued to be legislative and regulatory developments in the UK and abroad going through consultation and implementation processes, which may impact ANTS’s approach to regulatory risk. Key developments which are expected to have a significant impact include the implementation of ring-fencing and new accountability regimes (senior managers and certification regimes) following the passing of the Banking Reform Act in 2013.

The two key UK regulatory developments that were implemented in 2014 (the Mortgage Market Review and the transfer of consumer credit regulation from the OFT to the FCA) continue to be embedded. Santander UK has in a place a robust approach to identifying, assessing, managing and reporting any additional risks emerging from the new requirements.

In addition, there were a number of new regulatory developments in the first half of 2015. The most significant are the implementation of the Client Asset rules changes required by the FCA, and the necessary reviews (including delivery of any enhancements) of the control environment applying to our benchmark interest and foreign exchange rate activities. Santander UK (including ANTS) has put in place appropriate project management and governance to ensure the risks arising from these developments are effectively identified, assessed, managed and reported.

Santander UK took part in the PRA’s stress testing exercise conducted during the second quarter of the year. The results of this exercise are due to be published during the fourth quarter of the year.

LEGAL RISK

Legal risk developments in the first half of 2015

Effective management of legal risk continued throughout the first half of 2015 as a key area of focus. The scale and pace of regulatory change continued to be a challenge together with other related changes in the law. As noted above, key regulatory developments were identified, assessed, managed and reported in line with Santander UK’s Risk Framework. The key risk indicator of ‘aggregated value at risk of all managed legal claims’ (litigation VaR) remained stable during most of the period and reduced in the second quarter of 2015 as a result of one case being settled. The litigation VaR remains at a level well below the threshold triggers.

STRATEGIC RISK

Strategic risk developments in the first half of 2015

Risks to banks’ strategies continued in the first half of 2015, as factors such as regulatory, economic and to some degree political uncertainty, technological change and the emergence of new bank business models challenged the industry. The regulatory initiatives noted above and other macro-prudential, micro-prudential and conduct-related announcements continued to impact banks’ operating environment. During the first half of 2015, we made continued progress towards our strategic priorities.

REPUTATIONAL RISK

Reputational risk developments in the first half of 2015

During the first half of 2015, Santander UK (including ANTS) continued to strengthen governance and support cultural change through the organisation. Governance and management of reputational risk continued to be enhanced with a consistent approach. This included building on the substantial increases in resources and investment in the Compliance and Risk Divisions in 2014, as well as introducing additional and more sophisticated measurement, monitoring and oversight of reputational issues. This continues to be supported more widely across Santander UK by the ongoing roll-out of Simple, Personal, Fair.

MODEL RISK

Model risk developments in the first half of 2015

During the first half of 2015, Santander UK (including ANTS) continued to roll out its enhanced model risk management practices across the organisation following their implementation in the Risk division in 2014. There was particular focus on model identification, model inventories and model materiality in the Finance and UK Banking divisions.

Model Risk Appetite for high materiality Risk models was also launched in the first half of 2015, incorporating metrics which reflect both the coverage and model risk assessments reported from independent model reviews. This is planned to be extended in line with the model risk management roll out schedule.

34	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Risk review

AREAS OF FOCUS AND OTHER ITEMS

1. COUNTRY RISK EXPOSURE

ANTS manages its country risk exposure under its global limits framework. Within this framework, ANTS sets its individual risk appetite for each country, taking into account any factors that may influence the risk profile of each country, including political events, the macro-economic situation and the nature of the risk incurred. Exposures are actively managed if it is considered appropriate. Accordingly, and over recent years, ANTS has intensified its monitoring of exposures to sovereigns and counterparties in eurozone countries, and has proceeded to selectively divest assets directly or indirectly affected by events in those countries. Santander UK group and Banco Santander group-related risk is considered separately.

The country risk tables below show ANTS’s exposures to central and local governments, government guaranteed counterparties, banks, other financial institutions and corporate customers at 30 June 2015 and 31 December 2014. Total exposures consist of the total of balance sheet values and off-balance sheet values. Balance sheet values are calculated in accordance with IFRS (i.e. after the effect of netting agreements recognised in accordance with the requirements of IFRS) except for credit provisions which have been added back. Off balance sheet values consist of undrawn facilities and letters of credit.

The country of exposure has been assigned based on the counterparty’s country of incorporation except where ANTS is aware that a guarantee is in place, in which case the country of incorporation of the guarantor has been used. The exposures are presented by type of counterparty other than where the specific exposures have been guaranteed by a sovereign counterparty in which case they are presented within the ‘Government guaranteed’ category.

Given the ongoing interest in eurozone economies, disclosures relating to those economies are presented first and highlighted separately.

The tables exclude credit risk exposures to other Santander UK group companies and other Banco Santander group companies, which are presented separately in the ‘Balances with other Santander UK group companies’ and ‘Balances with other Banco Santander group companies’ sections.

30 June 2015	Central and local governments £bn	Government guaranteed £bn	Banks(2) £bn	Other financial institutions £bn	Corporate £bn	Total(1) £bn
Eurozone:
Peripheral eurozone countries:
Italy	0.5	—	0.1	—	—	0.6
Ireland	—	—	—	0.2	0.2	0.4
Spain (excluding Santander)	—	—	0.1	—	—	0.1
Greece(3)	—	—	—	—	—	—
Other eurozone countries:
France	—	0.3	1.6	—	0.1	2.0
Germany	0.1	—	0.7	—	0.3	1.1
All other eurozone(4)	0.3	—	0.2	—	1.0	1.5

	0.9	0.3	2.7	0.2	1.6	5.7

All other countries:
UK	2.7	0.4	8.7	6.3	31.7	49.8
US	2.3	0.2	8.8	2.3	0.2	13.8
Japan	2.5	—	0.7	0.1	2.7	6.0
Switzerland	0.5	—	0.6	0.1	—	1.2
Denmark	0.3	—	—	—	0.2	0.5
All others(5)	—	—	1.0	0.2	0.4	1.6

	8.3	0.6	19.8	9.0	35.2	72.9

Total	9.2	0.9	22.5	9.2	36.8	78.6

31 December 2014
Eurozone:
Peripheral eurozone countries:
Italy	0.9	—	0.1	—	—	1.0
Ireland	—	—	—	—	0.3	0.3
Spain (excluding Santander)	—	—	0.2	—	—	0.2
Greece(3)	—	—	—	—	—	—
Other eurozone countries:
France	—	0.4	1.7	—	—	2.1
Germany	0.2	—	1.5	—	0.3	2.0
All other eurozone(4)	—	—	0.3	—	1.1	1.4

	1.1	0.4	3.8	—	1.7	7.0

All other countries:
UK	3.4	0.4	9.1	4.6	28.2	45.7
US	4.7	0.2	9.6	1.0	0.1	15.6
Japan	3.8	—	0.1	0.1	1.1	5.1
Switzerland	0.7	—	0.4	—	—	1.1
Denmark	0.3	—	0.1	—	0.2	0.6
All others(5)	—	—	0.5	0.1	1.9	2.5

	12.9	0.6	19.8	5.8	31.5	70.6

Total	14.0	1.0	23.6	5.8	33.2	77.6

(1)

Credit exposures exclude cash at hand, the macro hedge of interest rate risk, intangible assets, property, plant and equipment, current and deferred tax assets, and other assets. Loans and advances to customers are included gross of loan loss allowances.

(2)	Excludes balances with central banks.
(3)	At 30 June 2015 there was no exposure to Greece (2014: £nil).
(4)	Consists of Luxembourg, Netherlands, Belgium and Finland. Exposure to Cyprus was £nil (2014: £nil).
(5)	Includes Russia of £nil (2014: £nil) and Ukraine of £nil (2014: £nil).

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	35

Risk review

30 June 2015 compared to 31 December 2014

Key changes in sovereign and other country risk exposures during the six months ended 30 June 2015 were as follows:

•	An increase of £4.1bn in exposure to the UK to £49.8bn (2014: £45.7bn). This was largely due to an increase in commitments and undrawn facilities with corporate customers.

•

A decrease of £1.8bn in exposure to the US to £13.8bn (2014: £15.6bn). This was primarily due to a decrease in deposits at the US Federal Reserve as part of normal liquid assets portfolio management activity.

•	A decrease of £0.4bn in exposures to Italy to £0.6bn (2014: £1.0bn). This was primarily due to a reduction in treasury bills held.

•	A decrease of £0.9bn in exposure to Germany to £1.1bn (2014: £2.0bn). This was primarily due to decreased trading assets held at fair value with banks.

•

An increase of £0.9bn in exposure to Japan to £6.0bn (2014: £5.1bn). This was primarily due to additional purchase of equity instruments listed in Japan as part of increased trading by short term markets. The table above also includes market risk exposures to Japan of £2.7bn (2014: £1.1bn) relating to Santander UK’s secured short term markets financing business. These market risk exposures are hedged using derivatives instruments.

•	Movements in remaining country risk exposures were minimal and exposures to these countries remained at low levels.

Further analysis of sovereign debt and other country risk exposures, including peripheral eurozone exposures

Presented below for sovereign debt and other country risk exposures is additional analysis of exposures into those that are accounted for on-balance sheet (further analysed into those measured at amortised cost and those measured at fair value) and those that are off-balance sheet.

The assets held at amortised cost are principally classified as loans and advances to banks, loans and advances to customers and loans and receivables securities. ANTS has no held-to-maturity securities.

The assets held at fair value are classified as either trading assets or have been designated as held at fair value through profit or loss, with the exception of government debt held for liquidity purposes, which are classified as available-for-sale securities.

ANTS has made no reclassifications to/from the assets which are held at fair value from/to any other category.

Sovereign debt

30 June 2015	Assets held at amortised cost			Assets held at fair value			Total
							balance	Commitments
	Central and local	Government		Central and local	Government		sheet	and undrawn
	governments £bn	guaranteed £bn	Total £bn	governments £bn	guaranteed £bn	Total £bn	asset £bn	facilities £bn	Total £bn
Eurozone countries:
Italy	—	—	—	0.5	—	0.5	0.5	—	0.5
France	—	—	—	—	0.3	0.3	0.3	—	0.3
Germany	—	—	—	0.1	—	0.1	0.1	—	0.1
All other eurozone	—	—	—	0.3	—	0.3	0.3	—	0.3

	—	—	—	0.9	0.3	1.2	1.2	—	1.2

All other countries:
UK	—	—	—	2.7	0.4	3.1	3.1	—	3.1
Japan	—	—	—	2.5	—	2.5	2.5	—	2.5
US	2.2	—	2.2	0.1	0.2	0.3	2.5	—	2.5
Switzerland	—	—	—	0.5	—	0.5	0.5	—	0.5
Denmark	—	—	—	0.3	—	0.3	0.3	—	0.3

	2.2	—	2.2	6.1	0.6	6.7	8.9	—	8.9

31 December 2014
Eurozone countries:
Italy	—	—	—	0.9	—	0.9	0.9	—	0.9
France	—	—	—	—	0.4	0.4	0.4	—	0.4
Germany	—	—	—	0.2	—	0.2	0.2	—	0.2
All other eurozone	—	—	—	—	—	—	—	—	—

	—	—	—	1.1	0.4	1.5	1.5	—	1.5

All other countries:
UK	—	—	—	3.4	0.4	3.8	3.8	—	3.8
Japan	—	—	—	3.8	—	3.8	3.8	—	3.8
US	4.4	—	4.4	0.3	0.2	0.5	4.9	—	4.9
Switzerland	—	—	—	0.7	—	0.7	0.7	—	0.7
Denmark	—	—	—	0.3	—	0.3	0.3	—	0.3

	4.4	—	4.4	8.5	0.6	9.1	13.5	—	13.5

ANTS has no direct sovereign exposures to any other countries. ANTS has not recognised any impairment losses against sovereign debt which is held at amortised cost. ANTS has no exposures to credit default swaps (either written or purchased) which are directly referenced to sovereign debt or other instruments that are directly referenced to sovereign debt.

36	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Risk review

Other country risk exposures(1)

30 June 2015	Assets held at amortised cost				Assets held at fair value(2)				Total
	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn	balance sheet asset £bn	Commitments and undrawn facilities £bn(3)	Total £bn
Eurozone:
Peripheral eurozone countries:
Ireland	—	—	0.1	0.1	—	—	—	—	0.1	0.3	0.4
Spain	—	—	—	—	0.1	—	—	0.1	0.1	—	0.1
Italy	—	—	—	—	0.1	—	—	0.1	0.1	—	0.1
Other eurozone countries:
France	—	—	—	—	1.6	—	0.1	1.7	1.7	—	1.7
Germany	—	—	0.1	0.1	0.7	—	0.2	0.9	1.0	—	1.0
Other	—	—	0.2	0.2	0.2	—	0.1	0.3	0.5	0.7	1.2

	—	—	0.4	0.4	2.7	—	0.4	3.1	3.5	1.0	4.5

All other countries:
UK	0.7	0.5	13.0	14.2	8.0	5.6	7.5	21.1	35.3	11.4	46.7
US	0.3	0.2	—	0.5	8.5	2.1	0.1	10.7	11.2	0.1	11.3
Japan	0.6	—	—	0.6	0.1	0.1	2.7	2.9	3.5	—	3.5
Switzerland	—	—	—	—	0.6	0.1	—	0.7	0.7	—	0.7
Denmark	—	—	—	—	—	—	—	—	—	0.2	0.2
Other	—	0.1	—	0.1	1.0	0.1	0.1	1.2	1.3	0.3	1.6

	1.6	0.8	13.0	15.4	18.2	8.0	10.4	36.6	52.0	12.0	64.0

31 December 2014
Eurozone:
Peripheral eurozone countries:
Ireland	—	—	0.1	0.1	—	—	0.1	0.1	0.2	0.1	0.3
Spain	—	—	—	—	0.2	—	—	0.2	0.2	—	0.2
Italy	—	—	—	—	0.1	—	—	0.1	0.1	—	0.1
Other eurozone countries:
France	—	—	—	—	1.7	—	—	1.7	1.7	—	1.7
Germany	—	—	0.1	0.1	1.5	—	0.2	1.7	1.8	—	1.8
Other	—	—	0.3	0.3	0.3	—	0.1	0.4	0.7	0.7	1.4

	—	—	0.5	0.5	3.8	—	0.4	4.2	4.7	0.8	5.5

All other countries:
UK	0.7	0.4	11.4	12.5	8.4	3.8	6.4	18.6	31.1	10.8	41.9
US	0.7	—	—	0.7	8.9	1.0	—	9.9	10.6	0.1	10.7
Japan	—	—	—	—	0.1	0.1	1.1	1.3	1.3	—	1.3
Switzerland	—	—	—	—	0.4	—	—	0.4	0.4	—	0.4
Denmark	—	—	—	—	0.1	—	—	0.1	0.1	0.2	0.3
Other	—	0.1	1.1	1.2	0.5	—	0.2	0.7	1.9	0.6	2.5

	1.4	0.5	12.5	14.4	18.4	4.9	7.7	31.0	45.4	11.7	57.1

(1)	Excluding other Banco Santander group companies.
(2)

The assets held at fair value were presented as either trading assets or designated as held at fair value through profit or loss. ANTS did not hold any significant available-for-sale securities, with the exception of government debt held for liquidity purposes, as described on the previous page.

(3)	Includes £12.6bn (2014: £12.1bn) presented in Corporate and £0.4bn (2014: £0.4bn) presented in Other financial institutions.

Commitments and undrawn facilities principally consist of formal standby facilities and credit lines in ANTS’s Commercial Banking operations. A summary of the key terms of formal standby facilities, credit lines and other commitments are set out in Note 34 to the Consolidated Financial Statements in the 2014 Annual Report.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	37

Risk review

Peripheral eurozone countries

This section discusses ANTS’s direct exposure to peripheral eurozone countries at 30 June 2015 and 31 December 2014 by type of financial instrument. It excludes balances with other Santander UK group and other Banco Santander group companies which are presented separately below. This section also discusses our indirect exposures to peripheral eurozone countries

Direct and indirect risk exposures to peripheral eurozone countries arise primarily in the large corporate element of the portfolio via large multinational companies and financial institutions, which are monitored on a regular basis by the Wholesale Credit Risk Department as part of the overall risk management process. The corporate portfolio is mainly comprised of multinational UK companies which are considered to be geographically well diversified in terms of their assets, operations and profits. The remainder of the Commercial Banking portfolio is predominantly UK based with no material peripheral eurozone exposure. In addition, the risk is further mitigated by the fact that credit agreements are underpinned by both financial and non-financial covenants.

The risk arising from indirect exposures from our transactions with financial institutions is mitigated by the short-term tenor of the transactions, and by the fact that many such transactions contain margin calls and/or collateral requirements, and are subject to standard ISDA Master Agreements permitting offsetting.

The risk arising from indirect exposures from our transactions with other corporates is mitigated by standard financial and non-financial guarantees and the fact that the companies are geographically well diversified in terms of their assets, operations and profits.

Direct exposures to peripheral eurozone countries

Balances with respect to Italy at 30 June 2015 comprised trading assets issued by central and local governments of £0.5bn (2014: £0.9bn) and derivative assets issued by banks of £0.1bn (2014: £0.1bn). Balances with respect to Spain at 30 June 2015 comprised derivative assets issued by banks of £0.1bn (2014: £0.2bn). Balances with respect to Ireland at 30 June 2015 comprised trading assets issued by corporate institutions of £nil (2014: £0.1bn), commitments and undrawn facilities with corporate customers of £0.3bn (2014: £0.1bn), and loans and advances to corporate customers of £0.1bn (2014: £0.1bn).

Indirect exposures to peripheral eurozone countries

Indirect exposures to peripheral eurozone countries are considered to exist where our direct counterparties outside the peripheral eurozone countries themselves have a direct exposure to one or more peripheral eurozone countries. Indirect exposures are identified as part of our ongoing credit analysis and monitoring of our counterparty base by the review of available financial information to determine the countries where the material parts of a counterparty’s assets, operations or profits arise.

Our indirect exposures to peripheral eurozone countries consist of a small number of corporate loans to large multinational companies based in the UK that derive a proportion of their profits from one or more peripheral eurozone countries; trading transactions and hedging transactions with financial institutions based in the UK and Europe that derive a proportion of their profits from or have a proportion of their assets in one or more peripheral eurozone countries; and a small number of loans to other corporate entities which have either a proportion of their operations within, or profits from, one or more peripheral eurozone countries.

Balances with other Santander UK group companies

ANTS enters into transactions with other Santander UK group companies in the ordinary course of business. ANTS provides treasury, corporate and wholesale banking services to the wider Santander UK group, of which ANTS is a significant part. ANTS is also the treasury support function for the Santander UK group. In this regard, ANTS’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements. As such, ANTS is one of the main debt issuance vehicles in the Santander UK group. Excluding the cross guarantee given on behalf of the Company’s parent, at 30 June 2015 and 31 December 2014 the ANTS group had gross balances with other Santander UK group companies as follows:

30 June 2015	Banks £bn	Other financial institutions £bn	Total £bn
Assets:
- UK	12.3	25.7	38.0

	12.3	25.7	38.0

Liabilities:
- UK	(18.5)	(1.3)	(19.8)
- Jersey(1)	(0.2)	—	(0.2)

	(18.7)	(1.3)	(20.0)

31 December 2014
Assets:
- UK	12.0	26.7	38.7

	12.0	26.7	38.7

Liabilities:
- UK	(13.4)	(1.9)	(15.3)
- Jersey(1)	(2.2)	—	(2.2)

	(15.6)	(1.9)	(17.5)

(1)	On 1 June 2015, the deposit taking business of Abbey National International Limited (‘ANIL’) was transferred to Santander UK plc Jersey branch.

The above balances with other Santander UK group companies principally arose from ANTS’s role as treasury support function for the Santander UK group.

38	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Risk review

Balances with other Banco Santander group companies outside the Santander UK group

ANTS enters into transactions with other Banco Santander group companies outside the Santander UK group in the ordinary course of business. Such transactions are undertaken in areas of business where ANTS has a particular advantage or expertise and where Banco Santander group companies can offer commercial opportunities, substantially on the same terms as for comparable transactions with third party counterparties. These transactions also arise in support of the activities of, or with, larger multinational corporate clients and financial institutions which may have relationships with a number of entities in the Banco Santander group.

These activities are conducted in a manner that appropriately manages the credit risk arising against such other Banco Santander group companies within limits acceptable to the PRA. At 30 June 2015 and 31 December 2014, ANTS had gross balances with other Banco Santander group companies outside the Santander UK group as follows:

30 June 2015	Banks £bn	Other financial institutions £bn	Corporate £bn	Total £bn
Assets:
- Spain	2.0	0.1	—	2.1
- Chile	0.2	—	—	0.2
- UK	—	0.1	—	0.1
- Ireland	0.1	—	—	0.1
- Norway	0.1	—	—	0.1
- Other < £100m Individually	0.1	—	—	0.1

	2.5	0.2	—	2.7

Liabilities:
- Spain	(2.2)	(0.1)	—	(2.3)
- Chile	(0.2)	—	—	(0.2)
- Norway	(0.2)	—	—	(0.2)
- Ireland	(0.1)	—	—	(0.1)
- Italy	—	—	—	—
- Other < £100m Individually	—	—	—	—

	(2.7)	(0.1)	—	(2.8)

31 December 2014
Assets:
- Spain	2.1	0.1	—	2.2
- Chile	0.2	—	—	0.2
- Ireland	0.1	—	—	0.1
- Norway	0.1	—	—	0.1
- Other < £100m Individually	0.1	0.1	—	0.2

	2.6	0.2	—	2.8

Liabilities:
- Spain	(2.3)	—	—	(2.3)
- Chile	(0.2)	—	—	(0.2)
- Ireland	(0.1)	—	—	(0.1)
- Italy	(0.1)	—	—	(0.1)
- Norway	(0.1)	—	—	(0.1)
- Other < £100m Individually	—	(0.1)	—	(0.1)

	(2.8)	(0.1)	—	(2.9)

Redenomination risk

ANTS considers the total dissolution of the eurozone to be extremely unlikely and therefore believes widespread redenomination of its euro denominated assets and liabilities to be highly improbable, despite recent focus on Greece’s membership of the eurozone. However, for contingency planning purposes ANTS has analysed the redenomination risk that might arise from an exit of a member state from the euro or a total dissolution of the euro and how that exit or dissolution would be implemented. It is not possible to predict what the total financial impact on ANTS might be of a eurozone member state exit or the dissolution of the euro.

The determination of which assets and liabilities would be legally redenominated is complex and depends on a number of factors, including the precise exit scenario, as the consequences on external contracts of a disorderly exit or one sanctioned under EU law may be different. ANTS has already identified and is monitoring these risks and has taken steps to mitigate them and/or reduce ANTS’s overall exposure to losses that might arise in the event of a redenomination, by reducing its balances and funding mismatches. As part of its objective of maintaining a diversified funding base, ANTS raises funding in a number of currencies, including euro, and converts these back into sterling via currency swaps to fund its commercial assets which are largely sterling denominated.

ANTS’s net liability position denominated in euro, reflecting assets and liabilities and associated swaps (which primarily comprise cross-currency derivatives entered into to swap funding raised in euro back into sterling for reasons set out above) arising in connection with contracts denominated in euro, amounted to net liabilities of £1.9bn at 30 June 2015 (2014: £1.9bn). This comprised debt securities (covered bonds) of £18.5bn (2014: £20.0bn) issued by ANTS as part of its medium term funding activities, net loans and advances of £13.9bn (2014: £15.8bn) to other Santander UK group companies (principally representing the on lending of these net funds to other Santander UK group companies), net repo liabilities of £2.8bn (2014: £2.8bn), other deposits of £7.2bn (2014: £7.8m), other loans and securities of £2.8bn (2014: £2.9bn), and related cross-currency swap assets of £9.9bn (2014: £10.0bn) which swap the resultant euro exposures back into sterling in order to ensure that assets and liabilities are currency matched in sterling.

Disclosures of ANTS’s exposure to individual eurozone countries and total exposures to counterparties in those countries, including any euro-denominated contracts, are set out earlier in this section of the Risk review.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	39

Governance

Directors

The Directors of Abbey National Treasury Services plc are listed in the 2014 Annual Report. In addition to those listed, Marcelo Castro Zappa was appointed as Executive Director and Chief Executive Officer on 15 July 2015. Marcelo Castro Zappa’s biographical details are shown below. John Hennessy resigned as an Executive Director of the Company with effect from 13 April 2015. In addition, Stephen Jones will be stepping down as Director in October 2015.

Executive Directors

Marcelo Castro Zappa

Director and Chief Executive Officer

On 15 July 2015, Marcelo Castro Zappa was appointed to the Board of Directors having recently been appointed as the Head of Santander Global Banking & Markets UK Division. Marcelo joined the Banco Santander group in 1986 and prior to his appointment in the UK, held a number of senior positions within the group, including Global Treasurer of Banco Santander, Chief Financial Officer of Global Banking & Markets Banco Santander, Head of Global Banking & Markets NY, and Deputy Head of Global Markets responsible for Latam Treasuries and Head of European Treasury.

40	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Index

43	Primary financial statements
43	Condensed Consolidated Income Statement for the six months ended 30 June 2015 and 2014
43	Condensed Consolidated Statement of Comprehensive Income for the six months ended 30 June 2015 and 2014
44	Condensed Consolidated Balance Sheet at 30 June 2015 and 31 December 2014
45	Condensed Consolidated Statement of Changes in Equity for the six months ended 30 June 2015 and 2014
45	Condensed Consolidated Cash Flow Statement for the six months ended 30 June 2015 and 2014
46	Notes to the financial statements

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	41

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42	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial statements

Primary Financial Statements

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2015 and 2014

	Notes	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Interest and similar income		755	1,184
Interest expense and similar charges		(578)	(1,234)

Net interest income/(expense)		177	(50)

Net fee and commission income		68	56
Net trading and other income	3	114	184

Total operating income		359	190

Administration expenses		(127)	(125)
Depreciation and amortisation		(3)	(1)

Total operating expenses excluding impairment losses, provisions and charges		(130)	(126)

Impairment releases on loans and advances	4	4	—
Provisions for other liabilities and charges		—	—

Total operating impairment losses, provisions and charges		4	—

Profit before tax		233	64
Tax (charge)/credit on profit	5	(48)	1

Profit after tax for the period		185	65

Attributable to:
Equity holders of the parent		185	65

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2015 and 2014

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Profit for the period	185	65

Other comprehensive income/(expense):
Other comprehensive income that may be reclassified to profit or loss subsequently:
Available-for-sale securities
- Net gains on available-for-sale securities	5	7
- Net gains on available-for-sale securities transferred to profit or loss on sale	(5)	—
- Tax on above items	—	(2)

	—	5

Cash flow hedges:
- Net losses on cash flow hedges	(762)	(58)
- Net losses on cash flow hedges transferred to profit or loss	692	130
- Tax on above items	14	(14)

	(56)	58

Exchange differences on translation of foreign operations	—	1

Net other comprehensive (expense)/income that may be reclassified to profit or loss subsequently	(56)	64

Total other comprehensive (expense)/income for the period net of tax	(56)	64

Total comprehensive income for the period	129	129

Attributable to:
Equity holders of the parent	129	129

The accompanying Notes to the Financial Statements and the Risk Review form an integral part of these Condensed Consolidated Interim Financial Statements.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	43

Financial statements

Primary Financial Statements continued

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 June 2015 and 31 December 2014

	Notes	30 June 2015 £m	31 December 2014 £m
Assets
Cash and balances at central banks		2,187	4,460
Trading assets	7	25,301	21,373
Derivative financial instruments	8	23,980	25,792
Financial assets designated at fair value	9	2,454	2,577
Loans and advances to banks	10	12,073	11,344
Loans and advances to customers	11	38,066	38,285
Loans and receivables securities		16	22
Available-for-sale securities	12	2,099	2,525
Macro hedge of interest rate risk		728	935
Intangible assets		18	13
Property, plant and equipment		10	10
Deferred tax assets		1	—
Other assets		200	133

Total assets		107,133	107,469

Liabilities
Deposits by banks	13	20,444	17,416
Deposits by customers		2,793	4,523
Trading liabilities	14	15,490	15,333
Derivative financial instruments	7	24,781	26,607
Financial liabilities designated at fair value	15	2,502	2,848
Debt securities in issue	16	37,131	36,799
Macro hedge of interest rate risk		14	39
Other liabilities		250	255
Provisions		—	32
Current tax liabilities		218	224
Deferred tax liabilities		—	12

Total liabilities		103,623	104,088

Equity
Share capital		2,549	2,549
Retained earnings		946	761
Other reserves		15	71

Total shareholders’ equity		3,510	3,381

Total liabilities and equity		107,133	107,469

The accompanying Notes to the Financial Statements and the Risk Review form an integral part of these Condensed Consolidated Interim Financial Statements.

44	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial statements

Primary Financial Statements continued

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2015 and 2014

		Other reserves
	Share capital £m	Available for sale reserve £m	Cash flow hedging reserve £m	Foreign currency translation reserve £m	Retained earnings £m	Total £m
1 January 2015	2,549	(25)	84	12	761	3,381
Total comprehensive income for the period:
- Profit for the period	—	—	—	—	185	185
Other comprehensive income/(expense) for the period:
- Net gains on available-for-sale securities	—	5	—	—	—	5
- Net gains on available-for-sale securities transferred to profit or loss on sale	—	(5)	—	—	—	(5)
- Net losses on cash flow hedges	—	—	(762)	—	—	(762)
- Net losses on cash flow hedges transferred to profit or loss	—	—	692	—	—	692
- Exchange differences on translation of foreign operations	—	—	—	—	—	—
- Tax on other comprehensive income/(expenses)	—	—	14	—	—	14

Other comprehensive expense net of tax	—	—	(56)	—	—	(56)

Dividends	—	—	—	—	—	—

30 June 2015	2,549	(25)	28	12	946	3,510

1 January 2014	2,549	(23)	(14)	16	640	3,168
Total comprehensive income for the period:
- Profit for the period	—	—	—	—	65	65
Other comprehensive income/(expense) for the period:
- Net gains on available-for-sale securities	—	7	—	—	—	7
- Net losses on cash flow hedges	—	—	(58)	—	—	(58)
- Net losses on cash flow hedges transferred to profit or loss	—	—	130	—	—	130
- Exchange differences on translation of foreign operations	—	—	—	1	—	1
- Tax on other comprehensive income/(expenses)	—	(2)	(14)	—	—	(16)

Other comprehensive income net of tax	—	5	58	1	—	64

Dividends	—	—	—	—	—	—

30 June 2014	2,549	(18)	44	17	705	3,297

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2015 and 2014

	Notes	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Cash flow (used in)/from operating activities
Profit for the period		185	65
Adjustments for:
Non cash items included in profit		212	(23)
Change in operating assets		4,499	19,518
Change in operating liabilities		(554)	(7,317)
Corporation taxes paid		(55)	—
Effects of exchange rate differences		(2,087)	(793)

Net cash flow from operating activities	20	2,200	11,450

Cash flows (used in)/from investing activities
Purchase of property, plant and equipment and intangible assets		(9)	(2)
Proceeds from sale of property, plant and equipment and intangible assets		—	(4)
Purchase of available-for-sale securities		—	(10)
Proceeds from sale and redemption of available-for-sale securities		410	397

Net cash flow from investing activities		401	381

Cash flows (used in)/from financing activities
Issue of debt securities		6,556	9,977
Repayments of debt securities		(4,402)	(9,572)

Net cash flow from financing activities		2,154	405

Net increase in cash and cash equivalents		4,755	12,236
Cash and cash equivalents at beginning of the period		18,436	102,951
Effects of exchange rate changes on cash and cash equivalents		(499)	(579)

Cash and cash equivalents at the end of the period	20	22,692	114,608

The accompanying Notes to the Financial Statements and the Risk Review form an integral part of these Condensed Consolidated Interim Financial Statements.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	45

Financial statements

Notes to the Financial Statements

1. ACCOUNTING POLICIES

These Condensed Consolidated Interim Financial Statements are prepared for Abbey National Treasury Services plc (the ‘Company’) and its subsidiaries (together, the ‘ANTS group’) under the Companies Act 2006. The principal activity of the ANTS group is to provide treasury, corporate and wholesale banking services. The ANTS group provides these services to UK external clients and also to the wider Santander UK group, of which the ANTS group is a part. The ANTS group is also the treasury support function for the Santander UK group. In this regard, the ANTS group’s role is to provide access to financial markets and central bank facilities in order to meet the Santander UK group’s liquidity, funding, capital and balance sheet management requirements. As such, ANTS is one of the main debt issuance vehicles in the Santander UK group.

Abbey National Treasury Services plc is a public limited company, incorporated in England and Wales, having a registered office in England. It is an operating company undertaking banking and financial services transactions, as well as the holding company of the ANTS group.

BASIS OF PREPARATION

The financial information in these Condensed Consolidated Interim Financial Statements does not constitute statutory accounts as defined in section 434 of the UK Companies Act 2006. Statutory accounts for the year ended 31 December 2014 have been delivered to the Registrar of Companies. The auditor’s report on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) of the UK Companies Act 2006.

Compliance with International Financial Reporting Standards

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (‘IASB’) and adopted by the European Union and the Disclosure Rules and Transparency Rules of the Financial Conduct Authority (‘FCA’). They do not include all the information and disclosures normally required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements of the ANTS group for the year ended 31 December 2014 which were prepared in accordance with International Financial Reporting Standards as adopted by the European Union. Those Consolidated Financial Statements were also prepared in accordance with International Financial Reporting Standards as issued by the IASB including interpretations issued by the IFRS Interpretations Committee (‘IFRIC’) of the IASB (together ‘IFRS’). The ANTS group has also complied with its legal obligation to comply with International Financial Reporting Standards as adopted by the European Union as there are no applicable differences between the two frameworks for the periods presented.

The same accounting policies, presentation and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the presentation of the ANTS group’s 2014 Annual Report. Copies of the ANTS group’s 2014 Annual Report are available on the Santander UK group’s website or upon request from Investor Relations, Santander UK plc, 2 Triton Square, Regent’s Place, London NW1 3AN.

Future accounting developments

The ANTS group has not yet adopted the following significant new or revised standards and interpretations, and amendments thereto, which have been issued but which are not yet effective for the ANTS group:

a)

IFRS 9 ‘Financial Instruments’ (‘IFRS 9’) – In July 2014, the IASB issued the final version of IFRS 9 which includes the completion of all phases of the project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’ as discussed below.

Phase 1: Classification and measurement of financial assets and financial liabilities. Financial assets are classified on the basis of the business model within which they are held and their contractual cash flow characteristics. The standard also introduces a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. The requirements for the classification and measurement of financial liabilities were carried forward unchanged from IAS 39, however, the requirements relating to the fair value option for financial liabilities were changed to address own credit risk and, in particular, the presentation of gains and losses within other comprehensive income.

Phase 2: Impairment methodology. IFRS 9 fundamentally changes the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. It is no longer necessary for a credit event to have occurred before credit losses are recognised. Instead, an entity always accounts for expected credit losses, and changes in those expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition.

Phase 3: Hedge accounting. These requirements align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting. Dynamic hedging of open portfolios is being dealt with as a separate project and until such time as that project is complete, entities can choose between applying the hedge accounting requirements of IFRS 9 or to continue to apply the existing hedge accounting requirements in IAS 39. The revised hedge accounting requirements in IFRS 9 are applied prospectively.

The effective date of IFRS 9 is 1 January 2018. For annual periods beginning before 1 January 2018, an entity may elect to early apply only the requirements for the presentation of gains and losses on financial liabilities designated at fair value through profit or loss. At the date of publication of these Condensed Consolidated Interim Financial Statements the standard is awaiting EU endorsement and the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect of IFRS 9 on these Condensed Consolidated Interim Financial Statements.

46	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial statements

Notes to the Financial Statements continued

b)

IFRS 15 ‘Revenue from Contracts with Customers’ (‘IFRS 15’) – In May 2014, the IASB issued IFRS 15. The effective date of IFRS 15 is 1 January 2018. The standard establishes the principles that shall be applied in connection with revenue from contracts with customers including the core principle that the recognition of revenue must depict the transfer of promised goods or services to customers in an amount that reflects the entitlement to consideration in exchange for those good and services. IFRS 15 applies to all contracts with customers but does not apply to lease contracts, insurance contracts, financial instruments and certain non-monetary exchanges. At the date of publication of these Condensed Consolidated Interim Financial Statements the standard is awaiting EU endorsement. Whilst it is expected that a significant proportion of the Santander UK group’s revenue will be outside the scope of IFRS 15, the impact of the standard is currently being assessed. It is not yet practicable to quantify the effect the effect of IFRS 15 on these Condensed Consolidated Interim Financial Statements.

c)

There are a number of other standards which have been issued or amended that are expected to be effective in future periods. However, it is not practicable to provide a reasonable estimate of their effects on the ANTS group’s Condensed Consolidated Interim Financial Statements until a detailed review has been completed.

The Condensed Consolidated Interim Financial Statements reflect all adjustments that, in the opinion of management of the ANTS group, are necessary for a fair presentation of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.

GOING CONCERN

The ANTS group’s objectives, policies and processes for managing its capital are described in Note 42 to the Consolidated Financial Statements in the 2014 Annual Report. Details of the ANTS group’s financial risk management objectives, its financial instruments and hedging activities; and its exposures to credit risk, interest rate risk, liquidity risk, operational risk and other risks are set out in the Risk Review on pages 14 to 39.

The ANTS group is reliant on Santander UK plc and other companies in the Santander UK group of companies for a proportion of its funding. The Santander UK Board has confirmed that Santander UK plc is a going concern, and that it will provide funding to the ANTS group for the foreseeable future. In giving this commitment to provide funding to the ANTS group, the Santander UK Board has considered the uncertainties that affect the ANTS group when preparing the forecasts and budgets of the combined business of Santander UK.

The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred prior to 30 June 2017 under a deed poll guarantee entered into by the Company on 8 May 2015. Santander UK plc has given a reciprocal guarantee in respect of the unsubordinated liabilities of the Company incurred prior to 30 June 2017.

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the “Capital Support Deed”) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of the large exposures provisions of CRD IV. Under article 4001(f) of the Capital Requirements Regulations, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by, the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements.

In addition, the Company, Santander UK plc, and Cater Allen Limited are party to a defined liquidity group facility agreement dated 28 May 2010 (the “DLG Facility Agreement”). The DLG Facility Agreement supports a defined liquidity group for the purposes of the PRA’s regulatory liquidity regime. The PRA’s rules permit a member of a defined liquidity group to rely on the liquid resources of other members of the defined liquidity group to comply with the liquidity adequacy requirements. Under the DLG Facility Agreement, each party agrees to lend, subject to certain conditions and limitations, its excess liquidity to each other party.

After making enquiries, the Directors have a reasonable expectation that the Company and the ANTS group have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis of accounting for preparing the Condensed Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND AREAS OF SIGNIFICANT MANAGEMENT JUDGEMENT

The preparation of the Condensed Consolidated Interim Financial Statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

There have been no significant changes in the basis upon which estimates have been determined, compared to that applied in the 2014 Annual Report.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	47

Financial statements

Notes to the Financial Statements continued

2. SEGMENTS

The principal activity of the ANTS group is financial services. The ANTS group’s business is managed and reported on the basis of the following segments:

•	Commercial Banking;

•	Corporate & Institutional Banking; and

•	Corporate Centre.

Following a strategic review, the segmental financial information reported to the Board (the ANTS group’s chief operating decision maker) was revised in the fourth quarter of 2014, and prior periods restated, principally to designate two distinct customer business segments, which reflect how we now manage and operate: Commercial Banking and Corporate & Institutional Banking; and allocate indirect income, expenses and charges previously held at the Corporate Centre, which can be attributed to the other customer segments. This included a review of the internal transfer pricing policy, which resulted in a further allocation of funding and liquidity costs, central operating expenses and other provisions.

With the allocation of indirect income, expenses and charges from the Corporate Centre and with the other distinct customer business segments at differing stages of commercial maturity, we are now able to identify better and drive with greater granularity the key drivers of our business performance. This enables a more targeted apportionment of capital and other resources in line with the individual strategies and objectives of each business segment. The segmental analyses for prior periods presented in these Condensed Consolidated Interim Financial Statements have been adjusted to reflect these changes.

The ANTS group’s segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The ANTS group has three segments:

•

Commercial Banking provides banking services to companies with a turnover of between £250,000 and £500m per annum through our enhanced platform, distribution capability and product suite through a network of regional business centres and through telephony and e-commerce channels, and commercial real estate and Social Housing. Commercial Banking products and services include loans, bank accounts, deposits and treasury services.

•

Corporate & Institutional Banking is a financial markets business focused on providing value added financial services to large corporates, with an annual turnover above £500m, and financial institutions, where they can be best serviced in terms of their more specialised and tailored product needs, and benefit from the Banco Santander group’s global capability. It also serves the rest of Santander UK’s business (including the Retail Banking and Commercial Banking divisions) from a product perspective. It is structured into five main product areas: Rates, Foreign exchange and money markets, Equity, Credit and Transaction Banking. In addition, large and complex clients are covered by teams organised along industry lines. Rates covers sales and trading activity for fixed income products. Foreign exchange offers a range of foreign exchange products and money markets runs securities lending/borrowing and repo businesses. Equity covers equity derivatives and property derivatives. Equity derivatives activities include the manufacture of structured products sold to retail and corporate customers of both Santander UK and of other financial institutions who sell them on to their customers. Credit originates loan and bond transactions in primary markets as well as their intermediation in secondary markets. Transaction Banking provides lending and cash management services, including deposit taking and trade finance.

•

Corporate Centre predominantly consists of the non-core corporate and legacy portfolios, mark-to-market gains/losses arising from banking book activities and residual term mismatches. It includes Financial Management & Investor Relations (‘FMIR’) and the non-core corporate and legacy portfolios. FMIR is responsible for managing capital and funding, balance sheet composition and structure, and strategic liquidity risk for the Santander UK group. The non-core corporate and legacy portfolios include aviation, shipping, infrastructure, commercial mortgages, Social Housing loans and structured credit assets, all of which are being run-down and/or managed for value.

The segment information below is presented on the basis used by the Board to evaluate performance and allocate resources. The Board reviews discrete financial information for each segment of the business, including measures of operating results, assets and liabilities. The segment information reviewed by the Board is prepared on a statutory basis of accounting.

Transactions between the business segments are on normal commercial terms and conditions. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Internal charges and internal UK transfer pricing adjustments have been reflected in the performance of each segment. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis. Funds are ordinarily reallocated between segments, resulting in funding cost transfers disclosed in operating income. Interest charged for these funds is based on the ANTS group’s cost of wholesale funding.

Interest income and interest expense have not been reported separately. The majority of the revenues from the segments presented below are interest income in nature and the Board relies primarily on net interest income to both assess the performance of the segment and to make decisions regarding allocation of segmental resources.

48	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial statements

Notes to the Financial Statements continued

30 June 2015	Commercial Banking £m	Corporate & Institutional Banking £m	Corporate Centre £m	Total £m
Net interest income	37	38	102	177
Non-interest income	22	138	22	182

Total operating income	59	176	124	359

Administration expenses	(11)	(99)	(17)	(127)
Depreciation, amortisation, and impairment	—	(2)	(1)	(3)

Total operating expenses excluding impairment losses, provisions and charges	(11)	(101)	(18)	(130)

Impairment releases on loans and advances	4	—	—	4
Provisions for other liabilities and charges	—	—	—	—

Total operating impairment releases, provisions and charges	4	—	—	4

Profit before tax	52	75	106	233

Total assets	6,744	40,716	59,673	107,133

Average number of staff(1)	185	636	8	829

30 June 2014
Net interest income/(expense)	35	35	(120)	(50)
Non-interest income	16	135	89	240

Total operating income/(expense)	51	170	(31)	190

Administration expenses	(11)	(95)	(19)	(125)
Depreciation, amortisation and impairment	—	(1)	—	(1)

Total operating expenses excluding impairment losses, provisions and charges	(11)	(96)	(19)	(126)

Impairment losses on loans and advances	—	—	—	—

Total operating impairment losses, provisions and charges	—	—	—	—

Profit/(loss) before tax	40	74	(50)	64

31 December 2014
Total assets	6,340	38,301	62,828	107,469

Average number of staff(1)	167	573	8	748

(1)	Full-time equivalents.

3. NET TRADING AND OTHER INCOME

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Net trading and funding of other items by the trading book	103	255
Net gains on assets designated at fair value through profit or loss	10	100
Net losses on liabilities designated at fair value through profit or loss	(27)	(82)
Net gains/(losses) on derivatives managed with assets/liabilities held at fair value through profit or loss	22	(71)
Net profit on sale of available-for-sale assets	5	—
Hedge ineffectiveness and other	1	(18)

	114	184

Net trading and funding of other items by the trading book includes fair value losses of £7m (six months ended 30 June 2014: £15m) on embedded derivatives bifurcated from certain equity index-linked deposits. The embedded derivatives are economically hedged internally with the equity derivatives trading desk. These transactions are managed as part of the overall positions of the equity derivatives trading desk, the results of which are also included in this line item, and amounted to gains of £8m (six months ended 30 June 2014: £16m). As a result, the net fair value movements recognised on the equity index-linked deposits and the related economic hedges were net gains of £1m (six months ended 30 June 2014: £1m).

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	49

Financial statements

Notes to the Financial Statements continued

4. IMPAIRMENT LOSSES AND PROVISIONS

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Impairment losses on loans and advances:
- loans and advances to customers (Note 11)	(4)	1
Recoveries of loans and advances	—	(1)

	(4)	—

Provisions for other liabilities and charges (Note 17)	—	—

Total impairment losses and provisions credited to the income statement	(4)	—

5. TAXATION

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Current tax:
UK corporation tax on profit for the period	46	8
Adjustments in respect of prior years	1	(10)

Total current tax charge/(credit)	47	(2)

Deferred tax
Origination and reversal of temporary differences	1	1

Total deferred tax charge/(credit)	1	1

Tax charge/(credit) on profit	48	(1)

Interim period corporation tax is accrued based on the estimated average annual effective corporation tax rate for the year of 20.1% (2014: 13.1%). The standard rate of UK corporation tax was 20.25% (2014: 21.5%). The standard rate of UK corporation tax was reduced from 21% to 20% with effect from 1 April 2015. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Profit before tax	233	64

Tax calculated at a tax rate of 20.25% (six months ended 30 June 2014: 21.5%)	47	14
Non-deductible UK Bank Levy	3	1
Other non-equalised items (including index-linked gilts)	(3)	(6)
Utilisation of capital losses for which credit was not previously recognised	—	—
Adjustment to prior period provisions	1	(10)

Tax charge/(credit)	48	(1)

The Summer Budget 2015 was delivered on 8 July 2015 and announced further reductions in the Corporation Tax rate from 20% to 19% by 2017 and to 18% by 2020. In addition, it is proposed that an 8% surcharge will apply to banking companies from 1 January 2016. As these changes were not substantially enacted by the balance sheet date the effects are not included in the Condensed Consolidated Interim Financial Statements.

6. DIVIDENDS

No dividends were declared on the Company’s ordinary shares in the six months ended 30 June 2015 and 30 June 2014.

7. TRADING ASSETS

	30 June 2015 £m	31 December 2014 £m
Loans and advances to banks – securities purchased under resale agreements	1,743	785
– other(1)	5,387	5,151
Loans and advances to customers – securities purchased under resale agreements	4,037	2,200
– other(1)	1,580	807
Debt securities	5,879	7,981
Equity securities	6,675	4,449

	25,301	21,373

(1)	Total ‘other’ comprises short-term loans of £612m (2014: £816m) and cash collateral of £6,355m (2014: £5,142m).

Included in the above balances are amounts owed to the ANTS group by Banco Santander, S.A. of £84m (2014: £48m), fellow subsidiaries of Banco Santander, S.A. of £64m (2014: £73m), Santander UK plc of £nil (2014: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2014: £nil) respectively.

50	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial statements

Notes to the Financial Statements continued

8. DERIVATIVE FINANCIAL INSTRUMENTS

Derivatives are financial instruments whose value is derived from the price of one or more underlying items such as equities, equity indices, interest rates, foreign exchange rates, property indices, commodities and credit spreads. Derivatives enable users to manage exposure to credit or market risks. The ANTS group sells derivatives to its customers and uses derivatives to manage its own exposure to credit and market risks. Details of the ANTS group’s use of derivatives are set out in Note 14 to the Consolidated Financial Statements in the 2014 Annual Report.

	30 June 2015			31 December 2014
		Fair value			Fair value
Derivatives held for trading	Notional amount £m	Assets £m	Liabilities £m	Notional amount £m	Assets £m	Liabilities £m
Exchange rate contracts:
- Cross-currency swaps	140,918	5,245	5,839	137,645	3,815	4,821
- Foreign exchange swaps, options and forwards	36,620	886	493	42,367	1,061	505

	177,538	6,131	6,332	180,012	4,876	5,326

Interest rate contracts:
- Interest rate swaps	645,257	12,885	12,376	697,624	15,908	15,181
- Caps, floors and swaptions	51,552	1,870	1,650	53,321	2,081	1,988
- Futures (exchange traded)	87,932	74	14	68,434	4	8
- Forward rate agreements	88,517	5	39	91,353	7	42

	873,258	14,834	14,079	910,732	18,000	17,219

Equity and credit contracts:
- Equity index swaps and similar products	27,241	2,136	2,377	27,963	2,081	2,496
- Equity index options (exchange traded)	13,526	230	1	10,681	149	1
- Credit default swaps and similar products	55	24	2	66	25	2

	40,822	2,390	2,380	38,710	2,255	2,499

Commodity contracts:
- OTC swaps	—	—	—	18	2	2
	—	—	—	18	2	2

Total derivative assets and liabilities held for trading	1,091,618	23,355	22,791	1,129,472	25,133	25,046

Derivatives held for hedging
Derivatives designated as fair value hedges:
Exchange rate contracts:
- Cross-currency swaps	1,223	140	2	2,536	33	85
Interest rate contracts
- Interest rate swaps	46,062	258	974	57,210	366	1,263

	47,285	398	976	59,746	399	1,348

Derivatives designated as cash flow hedges:
Exchange rate contracts:
- Cross-currency swaps	10,999	132	972	8,251	162	168
Interest rate contracts
- Interest rate swaps	5,085	95	42	5,212	98	45

	16,084	227	1,014	13,463	260	213

Total derivative assets and liabilities held for hedging	63,369	625	1,990	73,209	659	1,561

Total recognised derivative assets and liabilities	1,154,987	23,980	24,781	1,202,681	25,792	26,607

Included in the above balances are amounts owed to the ANTS group by Banco Santander, S.A. of £1,887m (2014: £2,040m), fellow subsidiaries of Banco Santander, S.A. of £457m (2014: £475m), Santander UK plc of £1,829m (2014: £2,001m), and subsidiaries of Santander UK group outside the ANTS group of £2,092m (2014: £1,769m) and amounts owed by the ANTS group to Banco Santander, S.A. of £1,952m (2014: £1,717m), fellow subsidiaries of Banco Santander, S.A. of £433m (2014: £485m), Santander UK plc of £2,595m (2014: £3,121m) and subsidiaries of the Santander UK group outside the ANTS group of £546m (2014: £1,004m). The net exposures after collateral to Banco Santander, S.A. and fellow subsidiaries of Banco Santander, S.A. outside the ANTS group at 30 June 2015 amounted to £nil (2014: £nil) and £16m (2014: £nil) respectively, with collateral held exceeding the net position.

Net gains or losses arising from fair value and cash flow hedges included in net trading and other income

	Six months ended 30 June 2015 £m	Six months ended 30 June 2014 £m
Fair value hedging:
-Gains/(losses) on hedging instruments	175	(88)
- (Losses)/gains on hedged items attributable to hedged risks	(171)	68

Fair value hedging ineffectiveness	4	(20)
Cash flow hedging ineffectiveness	1	4

	5	(16)

The ANTS group hedges its exposures to various risks, including interest rate risk and foreign currency risk, in connection with certain mortgage assets, covered bond issuances, and subordinated and senior debt securities in issue. The gains or losses arising on these assets and liabilities are presented in the table above on a combined basis.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	51

Financial statements

Notes to the Financial Statements continued

9. FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	30 June 2015 £m	31 December 2014 £m
Loans and advances to customers	2,161	2,259
Debt securities	293	318

	2,454	2,577

Included in the above balances are amounts owed to the ANTS group by Banco Santander, S.A. of £nil (2014: £nil), fellow subsidiaries of Banco Santander, S.A. of £45m (2014: £54m), Santander UK plc of £nil (2014: £nil) and subsidiaries of the Santander UK group outside the ANTS group of £nil (2014: £nil).

The maximum exposure to credit risk on loans and advances designated as held at fair value through profit or loss at the balance sheet date was mitigated by the ANTS group having a charge over residential properties in respect of lending to housing associations. See ‘Maximum exposure to credit risk’ in the ‘Credit Risk Review’ section of the Risk Review.

The net gain during the period attributable to changes in credit risk for loans and advances designated at fair value was £25m (six months ended 30 June 2014: net gain of £10m). The cumulative net loss attributable to changes in credit risk for loans and advances designated at fair value at 30 June 2015 was £223m (31 December 2014: cumulative net loss of £248m).

10. LOANS AND ADVANCES TO BANKS

		30 June 2015 £m	31 December 2014 £m
Placements with other banks	- securities purchased under resale agreements	909	272
	- other	751	1,107
Amounts due from Banco Santander	- securities purchased under resale agreements	—	—
	- other	2	3
Amounts due from Santander UK group undertakings	- securities purchased under resale agreements	527	404
	- other	9,884	9,558

		12,073	11,344

52	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial statements

Notes to the Financial Statements continued

11. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2015 £m	31 December 2014 £m
Amounts due from Santander UK group undertakings	23,780	24,919
Amounts due from Banco Santander group undertakings	14	66
Other loans and advances	14,344	13,376

Loans and advances to customers	38,138	38,361
Less: impairment loss allowances	(72)	(76)

Loans and advances to customers, net of impairment loss allowances	38,066	38,285

Movement in impairment loss allowances:

	30 June 2015	31 December 2014
	£m	£m
At 1 January:
- Observed	41	61
- Incurred but not yet observed	35	2

	76	63

Charge/(release) to the income statement:
- Observed	1	(2)
- Incurred but not yet observed	(5)	33

	(4)	31

Write offs:
- Observed	—	(18)
- Incurred but not yet observed	—	—

	—	(18)

At 30 June/31 December:
- Observed	42	41
- Incurred but not yet observed	30	35

	72	76

12. AVAILABLE-FOR-SALE SECURITIES

	30 June 2015 £m	31 December 2014 £m
Debt securities	2,099	2,525

13. DEPOSITS BY BANKS

	30 June 2015 £m	31 December 2014 £m
Amounts due to Santander UK subsidiaries	16,191	12,485
Securities sold under repurchase agreements	3,479	4,015
Amounts due to Banco Santander, S.A.:
- securities sold under repurchase agreements	115	—
- other	19	21
Deposits held as collateral	2	3
Other deposits	638	892

	20,444	17,416

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	53

Financial Statements

Notes to the Financial Statements continued

14. TRADING LIABILITIES

	30 June 2015 £m	31 December 2014 £m
Deposits by banks - securities sold under repurchase agreements	3,615	4,508
- other(1)	1,523	2,715
Deposits by customers - securities sold under repurchase agreements	5,189	4,040
- other(1)	636	859
Short positions in securities and unsettled trades	4,527	3,211

	15,490	15,333

(1)	Comprises cash collateral of £1,104m (2014: £1,905m) and short-term deposits of £1,055m (2014: £1,669m).

Included in the above balances are amounts owed by the ANTS group to Banco Santander, S.A. of £71m (2014: £433m), fellow subsidiaries of Banco Santander, S.A. of £87m (2014: £84m), Santander UK plc of £nil (2014: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2014: £nil) respectively.

15. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	30 June 2015 £m	31 December 2014 £m
Debt securities in issue:
- US$10bn Euro Commercial Paper Programme	835	854
- US$20bn Euro Medium Term Note Programme	363	464
- Euro 10bn Note, Certificate and Warrant Programme and Global Structured Solutions Programme	1,292	1,517
Warrants programme	12	13

	2,502	2,848

Included in the above balances are amounts owed to Banco Santander, S.A. of £21m (2014: £29m) to fellow subsidiaries of Banco Santander S.A. of £nil (2014: £67m), Santander UK plc £nil (2014: £nil) and subsidiaries of the Santander UK group outside the ANTS group of £nil (2014: £nil).

Gains and losses arising from changes in the credit spread of liabilities issued by the ANTS group reverse over the contractual life of the debt, provided that the debt is not repaid at a premium or a discount. The net gain during the period attributable to changes in the ANTS group’s own credit risk on the above debt securities in issue was £20m (six months ended 30 June 2014: net loss of £8m). The cumulative net gain attributable to changes in the ANTS group’s own credit risk on the above debt securities in issue at 30 June 2015 was £13m (31 December 2014: cumulative net loss of £7m).

At 30 June 2015, the amount that would be required to be contractually paid at maturity of the debt securities in issue above was £126m (2014: £165m) higher than the carrying value.

16. DEBT SECURITIES IN ISSUE

	30 June 2015 £m	31 December 2014 £m
Euro 35bn Global Covered Bond Programme	14,804	17,494
US$20bn Euro Medium Term Note Programme (See Note 15)	15,051	11,785
US$20bn Commercial Paper Programme	3,066	3,510
Euro 5bn Guaranteed French Certificates of Deposit Programme	557	968
Certificates of deposit	3,653	3,042

	37,131	36,799

Included in the above balances are amounts owed to Banco Santander, S.A. of £68m (2014: £60m), fellow subsidiaries of Banco Santander, S.A. of £59m (2014: £67m), Santander UK plc of £nil (2014: £nil) and subsidiaries of Santander UK group outside the ANTS group of £nil (2014: £nil) respectively.

US$20bn Commercial Paper Programme

On 1 July 2015, Abbey National Treasury Services plc, US Branch set up a US$20bn Commercial Paper Programme for the issuance of commercial paper. The new programme will replace the Abbey National North America LLC (‘ANNA LLC’) US$20bn Commercial Paper Programme, and ANNA LLC will not issue any further commercial paper going forward.

54	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial statements

Notes to the Financial Statements continued

17. PROVISIONS

£m
At 1 January 2015	32
Additional provisions	—
Used during the period	(32)

At 30 June 2015	—

To be settled:
Within 12 months	—
In more than 12 months	—

—

At 1 January 2014	23
Additional provisions	32
Used during the year	(23)

At 31 December 2014	32

To be settled:
Within 12 months	32
In more than 12 months	—

32

UK Bank Levy

UK Bank Levy is based on the total chargeable equity and liabilities as reported in the balance sheet of a Relevant Group at the end of a chargeable period. The Relevant Group for this purpose is a Foreign Banking Group whose ultimate parent is Banco Santander, S.A. The UK Bank Levy is calculated principally on the consolidated balance sheet of the UK sub-group parented by Santander UK Group Holdings plc, of which this Company is part. During 2014, a rate of 0.156% was applied but with effect from 1 April 2015, the Finance Act 2015 increased the rate to 0.21%, resulting in a rate of 0.1967% for 2015. The current year impact of the UK bank levy has not been reflected in these results in accordance with IFRS. Under IFRS, these charges for the year may only be recognised on the last day of the year, not accrued over the period. The cost of the UK Bank Levy for 2014 was £32m.

In addition to the corporation tax changes the Budget in 8 July 2015 also announced a reduction to the UK Bank Levy rate from 0.21% to 0.18% from 1 January 2016 and subsequent annual reductions to 0.1% from 1 January 2021. These changes have not been substantially enacted.

18. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The ANTS group participates in various Santander UK defined benefit and defined contribution pension schemes in operation. Details of each scheme required by IAS 19 are disclosed in Note 36 in the 2014 Annual Report of Santander UK plc. There is no contractual agreement of stated policy for charging the net defined benefit cost of the Santander UK defined benefit schemes. Therefore, in accordance with IAS 19, the defined benefit asset or liability has been recognised in the financial statements of the sponsoring employer of the scheme and the ANTS group accounts for its contributions as a defined contribution scheme. The contribution to be paid by the ANTS group is calculated as the contributions made by Santander UK plc to the schemes in respect of the ANTS group’s employees. For the six months ended 30 June 2015, an expense of £0.8m (six months ended 30 June 2014: £0.7m) was recognised for these contributions and is included in staff costs within administration expenses in the income statement.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	55

Financial statements

Notes to the Financial Statements continued

19. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2015 £m	31 December 2014 £m
Guarantees given on behalf of the Company’s immediate UK parent, fellow subsidiaries and subsidiaries	163,745	157,154
Guarantees given to third parties	268	311
Formal standby facilities, credit lines and other commitments with original term to maturity of:
– One year or less	1,073	1,055
– More than one year	11,610	11,263

	176,696	169,783

There have been no significant changes to the contingent liabilities as set out in Note 34 in the 2014 Annual Report except for:

Guarantees given on behalf of the Company’s parent

The Company has given a full and unconditional guarantee in respect of the unsubordinated liabilities of Santander UK plc incurred prior to 30 June 2017 under a deed poll guarantee entered into by the Company on 5 June 2015. A copy of this guarantee is included in the Shareholder Information section.

20. CASH FLOW STATEMENT

a) Reconciliation of profit after tax to net cash inflow/(outflow) from operating activities:

	30 June 2015 £m	30 June 2014 £m
Profit for the period	185	65
Non-cash items included in profit:
Depreciation and amortisation	3	1
Amortisation of premiums/(discounts) on debt securities	20	—
Impairment (releases)/losses	(4)	1
Corporation tax charge/(credit)	48	(1)
Other non-cash items	145	(24)

	397	42
Changes in operating assets and liabilities:
Net change in cash and balances held at central banks	—	(2)
Net change in trading assets	(4,671)	(1,206)
Net change in derivative assets	1,812	171
Net change in financial assets designated at fair value	122	(34)
Net change in loans and advances to banks and customers	7,158	20,111
Net change in other assets	78	478
Net change in deposits by banks and customers	1,340	(5,450)
Net change in derivative liabilities	(1,826)	111
Net change in trading liabilities	160	(3,431)
Net change in financial liabilities designated at fair value	14	307
Net change in debt securities in issue	(128)	1,010
Net change in other liabilities	(114)	136
Effects of exchange rate differences	(2,087)	(793)

Net cash flow from operating activities before tax	2,255	11,450
Corporation tax paid	(55)	—

Net cash flow from operating activities	2,200	11,450

b) Analysis of the balances of cash and cash equivalents in the balance sheet

	30 June 2015 £m	31 December 2014 £m
Cash and balances at central banks	2,187	4,460
Less: regulatory minimum cash balances	(37)	(37)

	2,150	4,423
Net trading other cash equivalents	3,181	3,966
Net non-trading other cash equivalents	17,361	10,047

Cash and cash equivalents	22,692	18,436

56	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial Statements

Notes to the Financial Statements continued

21. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

The following transactions are conducted under terms that are usual and customary to collateralised transactions, including, where relevant, standard securities lending and repurchase agreements.

a) Assets charged as security for liabilities

The financial assets below are analysed between those assets accounted for on balance sheet and off-balance sheet in accordance with IFRS.

	30 June 2015 £m	31 December 2014 £m
On balance sheet:
Treasury bills and other eligible securities	6,455	8,024
Cash	3,625	2,950
Debt securities	878	916
Equity securities	5,510	4,032

	16,468	15,922

Off balance sheet:
Treasury bills and other eligible securities	14,905	17,482
Debt securities	5,108	5,020
Equity securities	796	1,333

	20,809	23,835

The ANTS group provides assets as collateral in the following areas of the business.

Sale and repurchase agreements

The Company and certain of its subsidiaries enter into sale and repurchase agreements and similar transactions of equity and debt securities, which are accounted for as secured borrowings. Upon entering into such transactions, the Company and subsidiaries provide collateral equal to 100%-131% of the borrowed amount. The carrying amount of assets that were so provided at 30 June 2015 was £14,829m (2014: £17,934m).

Stock borrowing and lending agreements

Asset balances under stock borrowing and lending agreements represent stock lent by the ANTS group. These balances amounted to £18,823m at 30 June 2015 (2014: £18,873m) and are offset by contractual commitments to return stock borrowed or cash received.

Derivatives business

In addition to the arrangements described above, collateral is also provided in the normal course of derivative business to counterparties. At 30 June 2015, £3,625m (2014: £2,950m) of such collateral in the form of cash had been provided by the ANTS group and is included in the table above.

b) Collateral accepted security for assets

The collateral held as security for assets below are analysed between those liabilities accounted for on the balance sheet and off-balance sheet in accordance with IFRS.

	30 June 2015 £m	31 December 2014 £m
On balance sheet:
Trading liabilities	1,104	1,905
Deposits by banks	5	3

	1,109	1,908

Off balance sheet:
Trading liabilities	21,328	34,878
Deposits by banks	150	—

	21,478	34,878

Purchase and resale agreements

The Company and certain of its subsidiaries also enter into purchase and resale agreements and similar transactions of equity and debt securities, which are accounted for as collateralised loans. Upon entering into such transactions, the Company and its subsidiaries receive collateral equal to 100%-105% of the loan amount. The level of collateral held is monitored daily and if required, further calls are made to ensure the market values of collateral remains at least equal to the loan balance. The Company and its subsidiaries are permitted to sell or repledge the collateral held in the absence of default. At 30 June 2015, the fair value of such collateral received was £7,010m (2014: £12,177m). Of the collateral received, almost all was sold or repledged. The Company and its subsidiaries have an obligation to return collateral that they have sold or pledged.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	57

Financial Statements

Notes to the Financial Statements continued

Stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalled £14,468m at 30 June 2015 (2014: £22,701m) and are offset by a contractual right to receive stock lent by the ANTS group.

Derivatives business

In addition to the arrangements described above, collateral is also received from counterparties in the normal course of derivative business. At 30 June 2015, £1,109m (2014: £1,908m) of such collateral in the form of cash had been received by the ANTS group and is included in the table above.

Lending activities

In addition to the above collateral held as security for assets, the ANTS group may obtain a charge over a customer’s property in connection with its lending activities. Details of these arrangements are set out in the ‘Credit Risk’ section of the Risk Review.

22. RELATED PARTY DISCLOSURES

The financial position and performance of the ANTS group have not been materially affected in the first six months of the year by any related party transactions, or changes to related party transactions, except as disclosed in the other Notes to these Condensed Consolidated Interim Financial Statements or otherwise described below.

Further information on balances due from/(to) other Banco Santander group companies is set out in the sections ‘Balances with other Santander UK group companies’ and ‘Balances with other Banco Santander group companies outside the Santander UK group’ sections of the Risk review on pages 38 and 39. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 18. Further information on related party transactions during the period and balances outstanding at the period-end is described in the other Notes.

These transactions were made in the ordinary course of business and substantially on the same terms as for comparable transactions with third party counterparties and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features.

58	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial statements

Notes to the Financial Statements continued

23. FINANCIAL INSTRUMENTS

a) Fair values of financial instruments carried at amortised cost

The following tables analyse the fair value of the financial instruments carried at amortised cost at 30 June 2015 and 31 December 2014, including their levels in the fair value hierarchy – Level 1, Level 2 and Level 3. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value.

		30 June 2015					31 December 2014
		Fair value				Carrying	Fair value				Carrying
		Level 1	Level 2	Level 3	Total	value	Level 1	Level 2	Level 3	Total	value
Balance sheet category		£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks		—	1,692	10,296	11,988	12,073	—	1,102	10,189	11,291	11,344

Loans and advances	Corporate loans	—	5,810	8,381	14,191	14,420	—	5,671	7,573	13,244	13,300
to customers	Other advances	—	—	23,646	23,646	23,646	—	—	24,985	24,985	24,985

		—	5,810	32,027	37,837	38,066	—	5,671	32,558	38,229	38,285

Loans and receivables securities		—	13	—	13	16	—	22	—	22	22

Liabilities
Deposits by banks	Securities sold under agreements to repurchase	—	4,605	—	4,605	4,523	—	4,101	—	4,101	4,015
	Other deposits	—	298	15,633	15,931	15,921	—	529	12,872	13,401	13,401

		—	4,903	15,633	20,536	20,444	—	4,630	12,872	17,502	17,416

Deposits by customers	Current and demand accounts	—	—	802	802	802	—	—	873	873	873
	Wholesale funds and deposits	—	—	1,991	1,991	1,991	—	—	3,650	3,650	3,650
	Securities sold under agreements to repurchase	—	—	—	—	—	—	—	—	—	—

		—	—	2,793	2,793	2,793	—	—	4,523	4,523	4,523

Debt securities in issue	Bonds and medium term notes	—	38,687	—	38,687	37,131	—	38,956	—	38,956	36,799

b) Fair values of financial instruments measured at fair value on a recurring basis

The following tables summarise the fair values of the financial asset and liability classes accounted for at fair value at 30 June 2015 and 31 December 2014, analysed by the valuation methodology used by the ANTS group to determine their fair value, including their levels in the fair value hierarchy – Level 1, Level 2 and Level 3.

Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the six months ended 30 June 2015 and the year ended 31 December 2014, there were no transfers of financial instruments between Levels 1 and 2 in the fair value hierarchy.

During the six months ended 30 June 2015, there were no transfers of financial instruments between Levels 2 and 3 in the fair value hierarchy. During the year ended 31 December 2014, the following financial instruments were transferred between Level 2 and Level 3 in the fair value hierarchy:

•

Bermudan swaptions shown within derivative assets and derivative liabilities with fair values of £29m and £10m, respectively, were transferred from Level 2 to Level 3 principally due to a lack of market transactions in these instruments. The valuation techniques applied to estimate the fair value of these financial instruments are described in Note 40(h) in the 2014 Annual Report.

•

Certain asset-backed securities issued by Banco Santander group entities, with a fair value of £58m designated as fair value through profit and loss, were transferred from Level 3 to Level 2 principally due to improved transparency of market prices as a result of market transactions in these instruments. The valuation technique applied to estimate the fair value of these financial instruments is described in Note 40(h) in the 2014 Annual Report.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	59

Financial statements

Notes to the Financial Statements continued

		Fair value
		30 June 2015				31 December 2014
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
Balance sheet category		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Trading assets	Loans and advances to banks	—	7,130	—	7,130	—	5,936	—	5,936	A
	Loans and advances to customers	—	5,617	—	5,617	—	3,007	—	3,007	A
	Debt securities	5,879	—	—	5,879	7,981	—	—	7,981	—
	Equity securities	6,675	—	—	6,675	4,449	—	—	4,449	—
Derivative assets	Exchange rate contracts	—	6,396	7	6,403	—	5,066	5	5,071	A
	Interest rate contracts	74	15,100	13	15,187	4	18,440	20	18,464	A & C
	Equity and credit contracts	230	1,820	340	2,390	149	1,763	343	2,255	B & D
	Commodity contracts	—	—	—	—	—	2	—	2	A
Financial assets at FVTPL	Loans and advances to customers	—	2,101	60	2,161	—	2,198	61	2,259	A
	Debt securities	—	293	—	293	—	318	—	318	A & B
AFS financial assets	Debt securities	2,099	—	—	2,099	2,525	—	—	2,525	—

Total assets at fair value		14,957	38,457	420	53,834	15,108	36,730	429	52,267

Liabilities
Trading liabilities	Deposits by banks	—	5,138	—	5,138	—	7,223	—	7,223	A
	Deposits by customers	—	5,825	—	5,825	—	4,899	—	4,899	A
	Short positions	4,527	—	—	4,527	3,211	—	—	3,211	—
Derivative liabilities	Exchange rate contracts	—	7,306	—	7,306	—	5,579	—	5,579	A
	Interest rate contracts	14	15,076	5	15,095	8	18,513	6	18,527	A & C
	Equity and credit contracts	1	2,337	42	2,380	1	2,448	50	2,499	B & D
	Commodity contracts	—	—	—	—	—	2	—	2	A
Financial liabilities at FVTPL	Debt securities in issue	—	2,493	9	2,502	—	2,835	13	2,848	A

Total liabilities at fair value		4,542	38,175	56	42,773	3,220	41,499	69	44,788

60	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial statements

Notes to the Financial Statements continued

c) Valuation techniques

The main valuation techniques employed in the ANTS group’s internal models to measure the fair value of the financial instruments disclosed above at 30 June 2015 and 31 December 2014 are set out below. In substantially all cases, the principal inputs into these models are derived from observable market data. The ANTS group did not make any material changes to the valuation techniques and internal models it used during the six months ended 30 June 2015 and the year ended 31 December 2014.

A

In the valuation of financial instruments requiring static hedging (for example interest rate, currency derivatives and commodity swaps) and in the valuation of loans and advances and deposits, the ‘present value’ method is used. Expected future cash flows are discounted using the interest rate curves of the applicable currencies or forward commodity prices as appropriate. The interest rate curves are generally observable market data and reference yield curves derived from quoted interest rates in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments. The forward commodity prices are generally observable market data.

B

In the valuation of equity financial instruments requiring dynamic hedging (principally equity securities, options and other structured instruments), proprietary local volatility and stochastic volatility models are used. These types of models are widely accepted in the financial services industry. Observable market inputs used in these models include the bid-offer spread, foreign currency exchange rates, volatility and correlation between indices. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as the Halifax’s UK House Price Index (‘HPI’) volatility, HPI forward growth, HPI spot rate, mortality, and mean reversion.

C

In the valuation of financial instruments exposed to interest rate risk that require either static or dynamic hedging (such as interest rate futures, caps and floors, and options), the present value method (futures), the Black model (caps/floors) and the Hull/White and Markov functional models (Bermudan options) are used. These types of models are widely accepted in the financial services industry. The significant inputs used in these models are observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates. In limited circumstances, other inputs may be used in these models that are based on data other than observable market data, such as HPI volatility, HPI forward growth, HPI spot rate, and mortality.

D

In the valuation of linear instruments such as credit risk and fixed-income derivatives, credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk such as credit derivatives, the probability of default is determined using the par spread level. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

The fair values of the financial instruments arising from the ANTS group’s internal models take into account, among other things, contract terms and observable market data, which include such factors as bid-offer spread, interest rates, credit risk, exchange rates, the quoted market price of raw materials and equity securities, volatility and prepayments. In all cases, when it is not possible to derive a valuation for a particular feature of an instrument, management uses judgement to determine the fair value of the particular feature. In exercising this judgement, a variety of tools are used including proxy observable data, historical data and extrapolation techniques. Extrapolation techniques take into account behavioural characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.

The estimates thus obtained could vary if other valuation methods or assumptions were used. The ANTS group believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date and the amount of gain or loss recorded for a particular instrument. Most of the valuation models are not significantly subjective, because they can be tested and, if necessary, recalibrated by the internal calculation of and subsequent comparison to market prices of actively traded securities, where available.

d) Fair value adjustments

The internal models incorporate assumptions that the ANTS group believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when the ANTS group considers that there are additional factors that would be considered by a market participant in the determination of fair value of the instrument that are not incorporated in the valuation model. The magnitude of fair value adjustments depends upon many entity-specific factors, including modelling sophistication, the nature of products traded, and the size and type of risk exposures. For this reason, fair value adjustments may not be comparable across the banking industry.

The ANTS group classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The majority of these adjustments relate to Corporate & Institutional Banking. The magnitude and types of fair value adjustment adopted by Corporate & Institutional Banking are listed in the following table:

	30 June 2015 £m	31 December 2014 £m
Risk-related:
- Bid-offer and trade specific adjustments	37	34
- Uncertainty	37	18
- Credit risk adjustment	38	26

	112	78

Model-related:
- Model limitation	10	11
Day One profits	1	2

	123	91

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	61

Financial statements

Notes to the Financial Statements continued

Risk-related adjustments

Risk-related adjustments are driven, in part, by the magnitude of the ANTS group’s market or credit risk exposure, and by external market factors, such as the size of market spreads. For further details, see the ‘Risk-related adjustments’ section on page 157 of the 2014 Annual Report.

e) Internal models based on information other than market data (Level 3)

The table below provides an analysis of financial instruments valued using internal models based on information other than market data together with the subsequent valuation technique used for each type of instrument. Each instrument is initially valued at transaction price:

			Balance sheet value		Amount recognised in income/(expense)
			30 June 2015	31 December 2014	30 June 2015	30 June 2014
Balance sheet line item	Category	Financial instrument product type	£m	£m	£m	£m
1. Derivative assets	Exchange rate contracts	Cross-currency swaps	7	5	2	(1)
2. Derivative assets	Interest rate contracts	Bermudan swaptions	13	20	(5)	(4)
3. Derivative assets	Equity and credit contracts	Reversionary property interests	80	84	(2)	6
4. Derivative assets	Credit contracts	Credit default swaps	5	5	(1)	3
5. Derivative assets	Equity contracts	Options and forwards	255	254	3	4
6. FVTPL	Loans and advances to customers	Roll-up mortgage portfolio	60	61	—	2
8. Derivative liabilities	Interest rate contracts	Bermudan swaptions	(5)	(6)	(1)	2
9. Derivative liabilities	Equity contracts	Options and forwards	(42)	(50)	(4)	(5)
10. FVTPL	Debt securities in issue	Non-vanilla debt securities	(9)	(13)	(2)	1
Total net assets			364	360
Total (expense)/income					(10)	8

Valuation techniques

There have been no significant changes to the valuation techniques as set out in Note 40(h) to the Consolidated Financial Statements in the 2014 Annual Report.

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

The following table provides a reconciliation of the movement between opening and closing balances of Level 3 financial instruments, measured at fair value using a valuation technique with significant unobservable inputs:

	Assets			Liabilities
	Derivatives	Fair value through P&L	Total	Derivatives	Fair value through P&L	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2015	368	61	429	(56)	(13)	(69)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	(3)	—	(3)	(5)	(2)	(7)
- Foreign exchange and other movements	—	—	—	—	—	—
Transfers in	—	—	—	—	—	—
Transfers out	—	—	—	—	—	—
Settlements	(5)	(1)	(6)	14	6	20

At 30 June 2015	360	60	420	(47)	(9)	(56)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the period	(3)	—	(3)	(5)	(2)	(7)

At 1 January 2014	347	109	456	(68)	(37)	(105)
Total gains/(losses) recognised in profit/(loss):
- Fair value movements	11	15	26	7	1	8
- Foreign exchange and other movements	(7)	(1)	(8)	—	—	—
Transfers in	29	—	29	(10)	—	(10)
Transfers out	—	(58)	(58)	—	—	—
Settlements	(12)	(4)	(16)	15	23	38

At 31 December 2014	368	61	429	(56)	(13)	(69)

Gains/(losses) recognised in profit/(loss) relating to assets and liabilities held at the end of the year	4	14	18	7	1	8

62	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Financial statements

Notes to the Financial Statements continued

Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)

As discussed above, the fair value of financial instruments are, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable current market transactions in the same instrument and are not based on observable market data and, as such require the application of a degree of judgement. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values significantly. The following table shows the sensitivity of these fair values to reasonably possible alternative assumptions.

Favourable and unfavourable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below. The potential effects do not take into effect any hedged positions.

30 June 2015

							Reflected in income statement
	Fair value	Significant unobservable input				Shift	Favourable	Unfavourable
Balance sheet note line item and product	£m	Assumption description	Assumption value			%	changes	changes
			Range(1)	Weighted average			£m	£m
2. Derivative assets – Interest rate contracts:	13	Mean reversion	0%-4%	2%		1	1	(1)
– Bermudan swaptions
3. Derivative assets – Equity and credit contracts:	80	HPI Forward growth rate	0%-5%	2.43%		1	11	(11)
– Reversionary property derivatives		HPI Spot rate	n/a	659	(2)	10	8	(8)
4. Derivative assets – Credit contracts:	5	Probability of default	0%-11.9%	0.33%		20	1	(1)
– Credit default swaps
5. Derivative assets – Equity contracts:	255	HPI Forward growth rate	0%-5%	1.38%		1	3	(3)
– Options and forwards		HPI Spot rate	n/a	643	(2)	10	6	(4)
6. FVTPL – Loans and advances to customers:	60	HPI Forward growth rate	0%-5%	2.69%		1	2	(2)
– Roll-up mortgage portfolio
8. Derivative liabilities – Interest rate contracts:	(5)	Mean reversion	0%-4%	2%		1	1	(1)
– Bermudan swaptions
9. Derivative liabilities – Equity contracts:	(42)	HPI Forward growth rate	0%-5%	1.38%		1	4	(4)
– Options and forwards		HPI Spot rate	n/a	643	(2)	10	9	(11)
31 December 2014
2. Derivative assets – Interest rate contracts:	20	Mean reversion	0%-4%	4%		1	2	(2)
– Bermudan swaptions
3. Derivative assets – Equity and credit contracts:	84	HPI Forward growth rate	0%-5%	2.63%		1	11	(11)
– Reversionary property derivatives		HPI Spot rate	n/a	630	(2)	10	8	(8)
4. Derivative assets – Credit contracts:	5	Probability of default	0.1%-0.9%	0.2%		20	1	(1)
– Credit default swaps
5. Derivative assets – Equity contracts:	254	HPI Forward growth rate	0%-5%	2.14%		1	3	(3)
– Options and forwards		HPI Spot rate	n/a	607	(2)	10	1	—
6. FVTPL – Loans and advances to customers:	61	HPI Forward growth rate	0%-5%	2.78%		1	2	(2)
– Roll-up mortgage portfolio
8. Derivative liabilities – Interest rate contracts:	(6)	Mean reversion	0%-4%	4%		1	1	(1)
– Bermudan swaptions
9. Derivative liabilities – Equity contracts:	(50)	HPI Forward growth rate	0%-5%	2.14%		1	4	(4)
– Options and forwards		HPI Spot rate	n/a	607	(2)	10	14	(16)

(1)	The range of actual assumption values used to calculate the weighted average disclosure.
(2)	Represents the HPI spot rate index level at 30 June 2015 and 31 December 2014.

No sensitivities are presented for the FVTPL—debt securities in issue (instrument 10) and related exchange rate derivatives (instrument 1) as the terms of these instruments are fully matched. As a result, any changes in the valuation of the debt securities in issue would be exactly offset by an equal and opposite change in the valuation of the exchange rate derivatives.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	63

Financial Statements

Notes to the Financial Statements continued

24. CAPITAL MANAGEMENT AND RESOURCES

This note reflects the transactions and amounts reported on a basis consistent with the ANTS group’s regulatory filings at 30 June 2015.

a) Capital adequacy

The ANTS group manages its capital on a CRD IV basis. During the six months ended 30 June 2015 and the year ended 31 December 2014, ANTS held capital over and above its regulatory requirements, and managed internal capital allocations and targets in accordance with its capital and risk management policies.

The Company, Santander UK plc, and Cater Allen Limited, which are the three PRA-regulated entities within the Santander UK group, are party to a capital support deed dated 14 December 2012 (the ‘Capital Support Deed’) with certain other non-regulated subsidiaries of Santander UK plc. The parties to the Capital Support Deed constitute a core UK group for the purposes of the large exposures provisions of CRD IV. Under article 4001(f) of the Capital Requirements Regulations, exposures of each of the three regulated entities to other members of the core UK group are exempt from large exposure limits that would otherwise apply. The purpose of the Capital Support Deed is to facilitate the prompt transfer of available capital resources from, or repayment of liabilities by the non-regulated parties to any of the regulated parties in the event that one of the regulated parties has breached or is at risk of breaching its capital resources requirements or risk concentrations requirements. As a subsidiary of Santander UK plc, ANTS only has CET 1 capital.

b) Group capital

	30 June 2015 £m	31 December 2014 £m
Common Equity Tier 1 (‘CET 1’) capital before regulatory adjustments	3,510	3,191
Regulatory adjustments to CET 1 capital	(405)	(25)

CET 1 capital	3,105	3,166

Total capital	3,105	3,166

25. EVENTS AFTER THE BALANCE SHEET DATE

None.

64	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Shareholder information

Risk factors

An investment in Abbey National Treasury Services plc (the ‘Company’) and its subsidiaries (‘us’, ‘we’ or ‘ANTS group’) involves a number of risks, the material ones of which are set out in the 2014 Annual Report on pages 170 to 188. As a consequence of the reciprocal guarantee given by the Company in respect of the liabilities of Santander UK plc, we are exposed to the same risk factors as Santander UK, of which we are a significant part. The principal risks described in these risk factors, a summary of which can be found on page 70, remain unchanged, except for the risk factor entitled “Potential intervention by the FCA, the PRA or an overseas regulator may occur, particularly in response to customer complaints” which has been updated as follows:

Potential intervention by the FCA, the PRA or an overseas regulator may occur, particularly in response to customer complaints

The PRA and the FCA now have a more outcome-focused regulatory approach than their predecessor the FSA. This involves more proactive enforcement and more punitive penalties for infringement. As a result, we and other PRA and/or FCA-authorised firms face increased supervisory intrusion and scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of their regulatory obligations are likely to face more stringent penalties.

In particular, the FCA has a strong focus on consumer protection, and it is taking a more interventionist approach in its increasing scrutiny of product terms and conditions. FSMA (as amended by the Financial Services Act 2012) gives the FCA the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with products which may potentially cause significant detriment to consumers because of certain product features or firms’ flawed governance and distribution strategies. Such rules may prevent firms from entering into product agreements with consumers until such problems have been rectified.

The regulatory regime requires us to be in compliance across all aspects of our business, including the training, authorisation and supervision of personnel, systems, processes and documentation. If we fail to be compliant with relevant regulations, there is a risk of an adverse impact on our business from sanctions, fines or other action imposed by the regulatory authorities. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the misselling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgements by the FOS, it is possible that an adverse outcome in some matters could have a material adverse effect on Santander UK’s operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action.

Under the Financial Services Act 2010, the FCA has the power to require authorised firms, including us, to establish a customer redress scheme if it considers that consumers have suffered loss or damage as a consequence of a regulatory failing, including misselling.

In recent years there have been several industry-wide issues in which the FSA (now the FCA) has intervened directly. One such issue is the misselling of PPI. In August 2010, the FSA published a policy statement entitled ‘The assessment and redress of Payment Protection Insurance complaints’ (the ‘Policy Statement’). The Policy Statement contained rules which altered the basis on which regulated firms (including Santander UK plc and certain members of our group) must consider and deal with complaints in relation to the sale of PPI and potentially increased the amount of compensation payable to customers whose complaints are upheld. A legal challenge of these rules by the British Bankers’ Association was unsuccessful. In light of this and the consequential increase in claims levels Santander UK performed a detailed review of its provision requirements in the first half of 2011 and, as a result, revised its provision for PPI complaint liabilities to reflect the new information. The overall effect of the above was a substantial increase in the provision requirement for 2011. No additional provisions were made for PPI in 2012 or in 2013. In 2014, a total charge of £140m, including related costs, was made for further conduct remediation. Of this, £95m related to PPI, following a review of recent claims activity, which indicated that claims are now expected to continue for longer than originally anticipated. The FCA has announced that it will gather evidence on current trends in PPI to assess the current process for PPI complaints. It will consider whether any new intervention is necessary and report on the matter in the summer of 2015. The FCA is also considering the impact of the decision in Plevin v Paragon Personal Finance Ltd (‘Plevin’), in which the Supreme Court ruled that a failure to disclose a large commission payment on a single premium PPI policy sold in connection with a secured personal loan made the relationship between the lender and the borrower unfair under section 140A of the Consumer Credit Act 1974. As a result, the FCA is considering whether additional rules and/or guidance are required to deal with the impact of the Plevin decision on complaints about PPI. The FCA has said that it expects to announce its views on this, including next steps, alongside the findings of its broader review. The FOS is also currently considering its position with respect to the impact of Plevin on PPI complaints. Santander UK is considering the impact of this decision on its PPI complaint liabilities, although it is not possible to determine at this time the nature or extent of that impact.

Given the above, the ultimate financial impact on Santander UK of the claims arising from PPI complaints is still uncertain and will depend on a number of factors, including the implementation of the Policy Statement, the impact of the Supreme Court’s decision in Plevin (including the nature and content of new FCA rules and/or guidance related to this decision, if any), the rate at which new complaints arise, the length of any complaints, the content and quality of the complaints (including the availability of supporting evidence) and the average uphold rates and redress costs. Santander UK can make no assurance that expenses associated with PPI complaints will not exceed the provision it has made relating to these claims. More generally, Santander UK can make no assurance that estimates for potential liabilities, based on the key assumptions it used, are correct, and the reserves taken as a result may prove inadequate. If Santander UK were to incur additional expenses that exceed provisions for PPI liabilities or other provisions, these expenses could have a material adverse effect on Santander UK’s operating results, financial condition and prospects.

All the above is similarly relevant to any future industry-wide misselling or other issues that could affect Santander UK, such as the sale of other retail financial products and interest-rate derivative products sold to SMEs. This may lead from time to time to: (i) significant direct costs or liabilities (including in relation to misselling); and (ii) changes in the practices of such businesses which benefit customers at a cost to shareholders.

Decisions taken by the FOS (or any overseas equivalent that has jurisdiction) could, if applied to a wider class or grouping of customers, have a material adverse effect on our operating results, financial condition and prospects.

The Financial Services and Markets Act 2000 (Designated Consumer Bodies) Order 2013 (the ‘Order’) was made on 16 December 2013 and came into force on 1 January 2014. The Order designates the National Association of Citizens Advice Bureaux, the Consumers’ Association, the General Consumer Council for Northern Ireland and the National Federation of Self Employed and Small Businesses as consumer bodies that may submit a ‘super-complaint’ to the FCA. A ‘super-complaint’ is a complaint made by any of these designated consumer bodies to the FCA on behalf of consumers of financial services where it considers that a feature, or a combination of features, of the market for financial services in the UK is seriously damaging the interests of these customers. Complaints about damage to the interests of individual consumers will continue to be dealt with by the FOS. If a ‘super-complaint’ were made against Santander UK group member by a designated consumer body under this Order, any response published or action taken by the FCA could have a material adverse effect on its operating results, financial condition and prospects.

Contact information

a) Abbey National Treasury Services plc registered office and principal office

2 Triton Square Regent’s Place London, NW1 3AN	Phone number: 0870-607-6000

Designated agent

The designated agent for service of process on the ANTS group in the United States is Abbey National Treasury Services plc (Connecticut branch), 400 Atlantic Street, Stamford, CT 06901.

b) Santander Shareholder Relations

2 Triton Square Regent’s Place London, NW1 3AN	Phone numbers: 0871-384-2000 +44 (0) 121-415-7188 (outside the UK)	Email: shareholders@santander.com

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	65

Shareholder information

Guarantees

GUARANTEE

THIS INSTRUMENT by way of deed poll is executed on 5 June 2015 by ABBEY NATIONAL TREASURY SERVICES plc (registered in England No. 2338548) whose registered office is at 2 Triton Square, Regent’s Place, London NW1 3AN (the “Guarantor”)

WHEREAS:

Santander UK plc, a company incorporated in England (number 2294747) whose registered office is at 2 Triton Square, Regent’s Place, London NW1 3AN (“Santander UK”), has requested the Guarantor and the Guarantor has agreed to guarantee payment of all Obligations (as hereinafter defined) in accordance with, and as limited by, the terms and conditions of this Deed (this “Guarantee”).

NOW THEREOF the Guarantor hereby covenants and agrees as follows:

1.	In this Guarantee, unless the context otherwise requires:

“Creditor”

means any person (other than Santander UK or any subsidiary of Santander UK (as defined in section 1159 of the Companies Act 2006 (the “Act”)) or any individual who is a connected person of Santander UK (within the meaning of section 254 of the Act)) to whom an Obligation is from time to time owed.

“Obligation”

means any obligation or liability (whether actual or contingent or for the payment of any amount or delivery of any property) incurred by Santander UK (whether as principal or surety) to any person on or before 30 June 2017 (whether before or after the execution of this Guarantee) under or in respect of any dealing, transaction or engagement whatsoever, including without prejudice to the generality of the foregoing, for:

(i)

any moneys lent, advanced or otherwise made available to Santander UK (including, without limitation to the generality of the foregoing, the liability of Santander UK for drawing or issuing bills of exchange, promissory notes, bonds, debentures, certificates of deposit, commercial paper or other negotiable instruments or securities);

(ii)

any moneys lent, advanced or otherwise made available to any person, the repayment or payments in respect of which have been guaranteed by Santander UK or in respect of which Santander UK has given an indemnity (including, without limitation to the generality of the foregoing, guarantees and letters of credit issued by Santander UK and bills of exchange or other negotiable instruments accepted or endorsed by Santander UK);

(iii)

any moneys which any person shall pay or become liable to pay, for or on account of Santander UK, by reason of entering into or being party to any bond, indemnity, bill of exchange, guarantee, letter of credit or other engagement for the benefit or at the request of Santander UK;

		(iv)	deposits made with Santander UK (including, without limitation of the generality of the foregoing, certificates of deposit issued by Santander UK);

(v)

any rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, collar transaction, floor transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell back transaction, securities lending transaction or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any such transactions) or any other derivative transaction on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, indices, or measures of economic risk or value, in each case, to which Santander UK is party (including, for the avoidance of doubt, any obligation or liability under any master agreement that governs any such transactions);

		(vi)	any such obligation or liability assumed under or incurred pursuant to any novation, transfer, assignment or other similar agreement between Santander UK and any other person;

(vii)

any obligation or liability under any transaction entered into by Santander UK after 30 June 2017 as a result of the exercise of any right or option granted by or to Santander UK on or prior to 30 June 2017; and

(viii)

any payments of interest due from Santander UK with respect to any of the foregoing transactions (whether or not the liability to pay such interest arises on or before 30 June 2017) together with all reasonable costs, commissions and other expenses incurred by any person in connection with the enforcement of this Guarantee, but excluding:

(a)

any such obligations or liabilities of Santander UK (including under any guarantee or indemnity given by Santander UK) which by their terms are expressed (in whatever manner) to be conditional upon the solvency of Santander UK or subordinated to, or payable only after full satisfaction of, all or any obligations of Santander UK to all or any of its unsubordinated creditors; and

(b)

any such obligations or liabilities of Santander UK transferred to, or assumed by, any other person whether pursuant to any novation or transfer or other similar agreement, any statutory transfer (pursuant to Part VII of The Financial Services and Markets Act 2000 or otherwise), any scheme of arrangement or otherwise.

	“person”	means any person, firm, trust estate, corporation, association, cooperative, government or government agency or other entity.

2.	(a)

The Guarantor hereby unconditionally and irrevocably guarantees, for the benefit of each Creditor, in accordance with the terms and conditions of this Guarantee, the full payment or performance by Santander UK when due (whether at stated maturity, upon acceleration or otherwise) of each and every Obligation and in the event that Santander UK shall default in the due and punctual payment or performance of any Obligation, undertakes to pay, or procure the payment of, such Obligation in the currency in which the particular Obligation is denominated in the case of a payment or perform, or procure the performance of such Obligation, upon written demand being made under this Guarantee by the relevant Creditor.

(b)

The Guarantor waives any right it may have of first requiring any Creditor to make demand, proceed or enforce any rights or security against Santander UK or any other person before making a claim against the Guarantor under this Guarantee.

3.

A Creditor shall only be entitled to take or obtain the benefit of this Guarantee upon the condition that, after receipt by the Guarantor of a written demand from the Creditor, the Guarantor shall be entitled to deal with the Creditor, and the Creditor shall be obliged to deal with the Guarantor with respect to the Obligation due to the Creditor and this Guarantee without the necessity or duty to rely on, act through or otherwise involve or deal with Santander UK to the intent that the Guarantor and the Creditor shall deal with one another as principals in relation to the same provided that the rights, powers, privileges and remedies of the Creditor under this Guarantee shall not thereby be in any way limited or otherwise affected.

4.

No delay or omission on the part of the Creditor in exercising any right, power, privilege or remedy (hereinafter together called “Rights”) in respect of this Guarantee shall impair any such Rights or be construed as a waiver of any thereof nor shall any single or partial exercise of any such Rights preclude any further exercise of any other Rights. The Rights herein provided are cumulative and not exclusive of any rights, powers, privileges or remedies provided by law. Nothing in this Guarantee shall be construed as voiding, negating or restricting any right of set-off or any other right whatsoever existing in favour of a Creditor or arising at common law, by statute or otherwise howsoever.

5.	This Guarantee is a continuing guarantee and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account.

66	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

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Guarantees continued

6.

The Guarantor will not exercise any rights of subrogation or any other rights or remedy (including, without limiting the generality of the foregoing, the benefit of any security or right of set-off) which it may acquire due to its payment or performance of any Obligation pursuant to the terms of this Guarantee and will not prove in the liquidation of Santander UK in competition with any Creditor unless and until all Obligations in respect of the relevant Creditor hereby guaranteed have been satisfied in full by the Guarantor or Santander UK. In the event that the Guarantor shall receive any payment on account of such rights while any Obligation remains outstanding, the Guarantor shall pay all amounts so received to the relevant Creditor.

7.

Payments hereunder shall be made free and clear of any deduction or withholding other than those required by law and in that event the Guarantor shall pay such additional amount to the relevant Creditor as may be necessary in order that the actual amount received after all such deductions and withholdings shall equal the amount that would have been received if no such deduction or withholding were required provided that the Guarantor shall not be obliged to pay any such additional amount which would not have been payable if the payment which is the subject of the withholding or deduction had been made by Santander UK. If the Guarantor makes a payment of an additional amount in compliance with its obligations under this paragraph and the Creditor determines that it has received or been granted a credit against or relief or payment of any tax paid or payable by it in respect thereof the Creditor shall to the extent that it can do so without prejudice to the retention of the amount of such credit, relief or repayment pay to the Guarantor such amount as shall be attributable to such deduction provided that nothing contained in this paragraph shall interfere with the right of any Creditor to arrange its tax affairs in whatsoever manner it thinks fit and, in particular, no Creditor shall be under any obligation to claim relief in respect of any such deduction in priority to any other claims for relief available to it.

8.

Any demand or notice hereunder shall be given in writing or by cable, telex or facsimile transmission addressed to the Guarantor or to the person to or upon whom the demand is to be made or the notice served at the registered or principal office or last known place of abode of the Guarantor or of such person, as the case may be. A demand so made shall be deemed to have been duly made if left at such address on the day it was so left or, if sent by post, two working days after the time when the same was put in the post and in proving delivery it shall be sufficient to prove that the same was properly addressed and put in the post. Any such demand sent by cable, telex or facsimile transmission shall be deemed to have been duly made at the time of despatch.

9.

The liability of the Guarantor under this Guarantee shall not be affected by the liquidation, winding-up or other incapacity of Santander UK. In the event that any payment or delivery to a Creditor from Santander UK in respect of an Obligation is avoided or reduced by virtue of any enactments for the time being in force relating to liquidation or insolvency of Santander UK, the Creditor shall be entitled to recover the value or amount thereof from the Guarantor as if such payment or delivery by Santander UK had not been made.

10.	This Guarantee shall remain in full force and effect irrespective of:

	(a)	the validity, regularity, legality or enforceability against Santander UK of, or of any defence or counter-claim whatsoever available to Santander UK in relation to, any Obligation;

	(b)	whether or not any action has been taken to enforce any Obligation or any judgement obtained against Santander UK or any other person;

	(c)	whether or not the terms of any Obligation has been modified, supplemented, extended or restated in any way (in each case, however fundamental and of whatsoever nature);

	(d)	whether or not any time or indulgence has been granted to Santander UK or any other person by or on behalf of any Creditor;

	(e)	whether or not there have been any dealings or transactions between Santander UK or any other person and any Creditor;

	(f)	whether or not Santander UK or any other person has been dissolved, liquidated, merged, consolidated, become bankrupt or has changed its status, functions, control or ownership;

	(g)	whether or not Santander UK or any other person has been prevented from making payment by foreign exchange provisions applicable at its place of registration or incorporation; and

	(h)	whether or not any circumstances have occurred which might otherwise constitute a legal or equitable discharge of or defence to a guarantor.

11.	This Guarantee shall remain in full force and effect in relation to an Obligation notwithstanding that it becomes due for payment or performance after 30 June 2017.

12.	In the event that any of the terms or provisions of this Guarantee are or shall become invalid, illegal or unenforceable, the remaining terms and provisions hereof shall survive unaffected.

13.

The Guarantor shall be permitted from time to time and at any time to amend or vary the terms of this Guarantee PROVIDED THAT the liability of the Guarantor to a Creditor in respect of any Obligation incurred before, or arising out of an Obligation entered into before, the date of such variation or amendment, shall not be in any way reduced or limited by such variation or amendment. Any person shall be entitled to rely on a certificate given by a director or other duly authorised officer of the Guarantor as to the existence and extent of this Guarantee and any such variation and/or amendment of this Guarantee on entering into any dealing, transaction or arrangement with Santander UK under or in respect of which an Obligation would or might be incurred by Santander UK to that person.

14.

This Guarantee and any non-contractual obligations arising out of or in connection with this Guarantee are governed by, and shall be construed in accordance with, the laws of England and the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee (including in respect of any non-contractual obligations arising out of or in connection with this Guarantee) and accordingly any suit, action or proceedings arising out of or in connection with this Guarantee (including in respect of any non-contractual obligations arising out of or in connection with this Guarantee) shall be brought in such courts.

IN WITNESS whereof, this Guarantee has been executed as of the day and year first written above.

THE COMMON SEAL of	)
ABBEY NATIONAL	)
TREASURY SERVICES PLC	)
was hereunto affixed	)
in the presence of:	)

Shaun Coles

Company Secretary

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	67

Shareholder information

Guarantees continued

GUARANTEE

THIS INSTRUMENT by way of deed poll is executed on 8 May 2015 by SANTANDER UK plc (registered in England No. 2294747) whose registered office is at 2 Triton Square, Regent’s Place, London NW1 3AN (the “Guarantor”)

WHEREAS:

Abbey National Treasury Services plc, a company incorporated in England (number 2338548) whose registered office is at 2 Triton Square, Regent’s Place, London NW1 3AN (“ANTS”), has requested the Guarantor and the Guarantor has agreed to guarantee payment of all Obligations (as hereinafter defined) in accordance with, and as limited by, the terms and conditions of this Deed (this “Guarantee”).

NOW THEREOF the Guarantor hereby covenants and agrees as follows:

1.	In this Guarantee, unless the context otherwise requires:

“Creditor”

means any person (other than the Guarantor or any subsidiary of ANTS (as defined in section 1159 of the Companies Act 2006 (the “Act”)) or any individual who is a connected person of ANTS (within the meaning of section 254 of the Act)) to whom an Obligation is from time to time owed.

“Obligation”

means any obligation or liability (whether actual or contingent or for the payment of any amount or delivery of any property) incurred by ANTS (whether as principal or surety) to any person on or before 30 June 2017 (whether before or after the execution of this Guarantee) under or in respect of any dealing, transaction or engagement whatsoever, including without prejudice to the generality of the foregoing, for:

(i)

any moneys lent, advanced or otherwise made available to ANTS (including, without limitation to the generality of the foregoing, the liability of ANTS for drawing or issuing bills of exchange, promissory notes, bonds, debentures, certificates of deposit, commercial paper or other negotiable instruments or securities);

(ii)

any moneys lent, advanced or otherwise made available to any person, the repayment or payments in respect of which have been guaranteed by ANTS or in respect of which ANTS has given an indemnity (including, without limitation to the generality of the foregoing, guarantees and letters of credit issued by ANTS and bills of exchange or other negotiable instruments accepted or endorsed by ANTS);

(iii)

any moneys which any person shall pay or become liable to pay, for or on account of ANTS, by reason of entering into or being party to any bond, indemnity, bill of exchange, guarantee, letter of credit or other engagement for the benefit or at the request of ANTS;

		(iv)	deposits made with ANTS (including, without limitation of the generality of the foregoing, certificates of deposit issued by ANTS);

(v)

any rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, collar transaction, floor transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell back transaction, securities lending transaction or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any such transactions) or any other derivative transaction on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, indices, or measures of economic risk or value, in each case, to which ANTS is party (including, for the avoidance of doubt, any obligation or liability under any master agreement that governs any such transactions);

		(vi)	any such obligation or liability assumed under or incurred pursuant to any novation, transfer, assignment or other similar agreement between ANTS and any other person;

		(vii)	any obligation or liability under any transaction entered into by ANTS after 30 June 2017 as a result of the exercise of any right or option granted by or to ANTS on or prior to 30 June 2017; and

(viii)

any payments of interest due from ANTS with respect to any of the foregoing transactions (whether or not the liability to pay such interest arises on or before 30 June 2017) together with all reasonable costs, commissions and other expenses incurred by any person in connection with the enforcement of this Guarantee, but excluding:

(a)

any such obligations or liabilities of ANTS (including under any guarantee or indemnity given by ANTS) which by their terms are expressed (in whatever manner) to be conditional upon the solvency of ANTS or subordinated to, or payable only after full satisfaction of, all or any obligations of ANTS to all or any of its unsubordinated creditors; and

(b)

any such obligations or liabilities of ANTS transferred to, or assumed by, any other person whether pursuant to any novation or transfer or other similar agreement, any statutory transfer (pursuant to Part VII of The Financial Services and Markets Act 2000 or otherwise), any scheme of arrangement or otherwise.

	“person”	means any person, firm, trust estate, corporation, association, cooperative, government or government agency or other entity.

2.	(a)

The Guarantor hereby unconditionally and irrevocably guarantees, for the benefit of each Creditor, in accordance with the terms and conditions of this Guarantee, the full payment or performance by ANTS when due (whether at stated maturity, upon acceleration or otherwise) of each and every Obligation and in the event that ANTS shall default in the due and punctual payment or performance of any Obligation, undertakes to pay, or procure the payment of, such Obligation in the currency in which the particular Obligation is denominated in the case of a payment or perform, or procure the performance of such Obligation, upon written demand being made under this Guarantee by the relevant Creditor.

(b)

The Guarantor waives any right it may have of first requiring any Creditor to make demand, proceed or enforce any rights or security against ANTS or any other person before making a claim against the Guarantor under this Guarantee.

3.

A Creditor shall only be entitled to take or obtain the benefit of this Guarantee upon the condition that, after receipt by the Guarantor of a written demand from the Creditor, the Guarantor shall be entitled to deal with the Creditor, and the Creditor shall be obliged to deal with the Guarantor with respect to the Obligation due to the Creditor and this Guarantee without the necessity or duty to rely on, act through or otherwise involve or deal with ANTS to the intent that the Guarantor and the Creditor shall deal with one another as principals in relation to the same provided that the rights, powers, privileges and remedies of the Creditor under this Guarantee shall not thereby be in any way limited or otherwise affected.

4.

No delay or omission on the part of the Creditor in exercising any right, power, privilege or remedy (hereinafter together called “Rights”) in respect of this Guarantee shall impair any such Rights or be construed as a waiver of any thereof nor shall any single or partial exercise of any such Rights preclude any further exercise of any other Rights. The Rights herein provided are cumulative and not exclusive of any rights, powers, privileges or remedies provided by law. Nothing in this Guarantee shall be construed as voiding, negating or restricting any right of set-off or any other right whatsoever existing in favour of a Creditor or arising at common law, by statute or otherwise howsoever.

5.	This Guarantee is a continuing guarantee and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account.

6.

The Guarantor will not exercise any rights of subrogation or any other rights or remedy (including, without limiting the generality of the foregoing, the benefit of any security or right of set-off) which it may acquire due to its payment or performance of any Obligation pursuant to the terms of this Guarantee and will not prove in the liquidation of ANTS in competition with any Creditor unless and until all Obligations in respect of the relevant Creditor hereby guaranteed have been satisfied in full by the Guarantor or ANTS. In the event that the Guarantor shall receive any payment on account of such rights while any Obligation remains outstanding, the Guarantor shall pay all amounts so received to the relevant Creditor.

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Guarantees continued

7.

Payments hereunder shall be made free and clear of any deduction or withholding other than those required by law and in that event the Guarantor shall pay such additional amount to the relevant Creditor as may be necessary in order that the actual amount received after all such deductions and withholdings shall equal the amount that would have been received if no such deduction or withholding were required provided that the Guarantor shall not be obliged to pay any such additional amount which would not have been payable if the payment which is the subject of the withholding or deduction had been made by ANTS. If the Guarantor makes a payment of an additional amount in compliance with its obligations under this paragraph and the Creditor determines that it has received or been granted a credit against or relief or payment of any tax paid or payable by it in respect thereof the Creditor shall to the extent that it can do so without prejudice to the retention of the amount of such credit, relief or repayment pay to the Guarantor such amount as shall be attributable to such deduction provided that nothing contained in this paragraph shall interfere with the right of any Creditor to arrange its tax affairs in whatsoever manner it thinks fit and, in particular, no Creditor shall be under any obligation to claim relief in respect of any such deduction in priority to any other claims for relief available to it.

8.

Any demand or notice hereunder shall be given in writing or by cable, telex or facsimile transmission addressed to the Guarantor or to the person to or upon whom the demand is to be made or the notice served at the registered or principal office or last known place of abode of the Guarantor or of such person, as the case may be. A demand so made shall be deemed to have been duly made if left at such address on the day it was so left or, if sent by post, two working days after the time when the same was put in the post and in proving delivery it shall be sufficient to prove that the same was properly addressed and put in the post. Any such demand sent by cable, telex or facsimile transmission shall be deemed to have been duly made at the time of despatch.

9.

The liability of the Guarantor under this Guarantee shall not be affected by the liquidation, winding-up or other incapacity of ANTS. In the event that any payment or delivery to a Creditor from ANTS in respect of an Obligation is avoided or reduced by virtue of any enactments for the time being in force relating to liquidation or insolvency of ANTS, the Creditor shall be entitled to recover the value or amount thereof from the Guarantor as if such payment or delivery by ANTS had not been made.

10.	This Guarantee shall remain in full force and effect irrespective of:

(a)	the validity, regularity, legality or enforceability against ANTS of, or of any defence or counter-claim whatsoever available to ANTS in relation to, any Obligation;

(b)	whether or not any action has been taken to enforce any Obligation or any judgement obtained against ANTS or any other person;

(c)	whether or not the terms of any Obligation has been modified, supplemented, extended or restated in any way (in each case, however fundamental and of whatsoever nature);

(d)	whether or not any time or indulgence has been granted to ANTS or any other person by or on behalf of any Creditor;

(e)	whether or not there have been any dealings or transactions between ANTS or any other person and any Creditor;

(f)	whether or not ANTS or any other person has been dissolved, liquidated, merged, consolidated, become bankrupt or has changed its status, functions, control or ownership;

(g)	whether or not ANTS or any other person has been prevented from making payment by foreign exchange provisions applicable at its place of registration or incorporation; and

(h)	whether or not any circumstances have occurred which might otherwise constitute a legal or equitable discharge of or defence to a guarantor.

11.	This Guarantee shall remain in full force and effect in relation to an Obligation notwithstanding that it becomes due for payment or performance after 30 June 2017.

12.	In the event that any of the terms or provisions of this Guarantee are or shall become invalid, illegal or unenforceable, the remaining terms and provisions hereof shall survive unaffected.

13.

The Guarantor shall be permitted from time to time and at any time to amend or vary the terms of this Guarantee PROVIDED THAT the liability of the Guarantor to a Creditor in respect of any Obligation incurred before, or arising out of an Obligation entered into before, the date of such variation or amendment, shall not be in any way reduced or limited by such variation or amendment. Any person shall be entitled to rely on a certificate given by a director or other duly authorised officer of the Guarantor as to the existence and extent of this Guarantee and any such variation and/or amendment of this Guarantee on entering into any dealing, transaction or arrangement with ANTS under or in respect of which an Obligation would or might be incurred by ANTS to that person.

14.

This Guarantee and any non-contractual obligations arising out of or in connection with this Guarantee are governed by, and shall be construed in accordance with, the laws of England and the courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee (including in respect of any non-contractual obligations arising out of or in connection with this Guarantee) and accordingly any suit, action or proceedings arising out of or in connection with this Guarantee (including in respect of any non-contractual obligations arising out of or in connection with this Guarantee) shall be brought in such courts.

IN WITNESS whereof, this Guarantee has been executed as of the day and year first written above.

THE COMMON SEAL of	)
SANTANDER UK PLC	)
was hereunto affixed	)
in the presence of:	)

Shaun Coles
Company Secretary

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	69

Shareholder information

Forward-looking statements

Abbey National Treasury Services plc (the ‘Company’) and its subsidiaries (together ‘ANTS’ or the ‘ANTS group’) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Half Yearly Financial Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Examples of such forward-looking statements include, but are not limited to:

•	projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

•	statements of plans, objectives or goals of ANTS or its management, including those related to products or services;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as ‘believes’, ‘anticipates’, ‘expects’, ‘intends’, ‘aims’, ‘plans’, ‘targets’ and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. ANTS cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by ANTS or on ANTS’ behalf. Some of these factors, which could affect the business, financial condition and/or results of operations of the Santander UK group (of which ANTS is a significant part), are considered in detail in the Risk Review and the Risk Factors section in the Shareholder Information section in this report, and they include:

•	our ability to recruit, retain and develop appropriate senior management and skilled personnel;

•	the disruptions and volatility in the global financial markets;

•	the effects of UK economic conditions;

•	our exposure to UK political developments;

•	the extent to which regulatory capital and leverage requirements and any changes to these requirements may limit our operations;

•	the extent to which liquidity requirements and any changes to these requirements may limit our operations;

•	the Santander UK group’s exposure to UK Government debt;

•	the effects of the ongoing economic and sovereign debt tensions in the eurozone;

•	our exposure to risks faced by other financial institutions;

•	our ability to access liquidity and funding on acceptable financial terms ;

•	the effects of an adverse movement in external credit rating assigned to the Santander UK group, any Santander UK group member or any of their respective debt securities;

•	the effects of fluctuations in interest rates and other market conditions;

•	the extent to which we may be required to record negative fair value adjustments for our financial assets due to changes in market conditions;

•	the risk of failing to successfully implement and continue to improve our credit risk management systems;

•	the risks associated with our derivative transactions;

•	the extent to which we may be exposed to operational risks, including risks relating to data and information collection, processing, storage and security;

•	the risk of failing to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner;

•	our exposure to unidentified or unanticipated risks despite our risk management policies, procedures and methods;

•

the effects of competition, or intensification of such competition, in the financial services markets in which the Santander UK group conducts business and the impact of customer perception of the Santander UK group’s customer service levels on existing or potential business;

•

the various risks facing us as we expand our range of products and services (e.g. risk of new products and services not being responsive to customer demands or successful, risk of changing customer needs);

•	Santander UK’s ability to control the level of non-performing or poor quality loans and whether Santander UK’s loan reserves are sufficient;

•	the extent to which our loan portfolio is subject to prepayment risk;

•	our ability to manage any future development effectively (e.g. efficiently managing the operations and employees of expanding businesses and maintaining or growing our existing customer base);

•

the risk that the value of the collateral, including real estate, securing Santander UK’s loans may not be sufficient and Santander UK may be unable to realise the full value of the collateral securing its loan portfolio;

•

the ability of Santander UK to realise the anticipated benefits of its business combinations and the exposure, if any, of Santander UK to any unknown liabilities or goodwill impairments relating to acquired businesses;

•	the effects of the financial services laws, regulations, governmental oversight, administrative actions and policies and any changes thereto in each location or market in which Santander UK operates;

•

our exposure to any potential uncertainty and changes to the UK regulatory regime as a result of the reform and reorganisation of the UK financial regulatory authorities and the UK regulatory framework;

•	the effects of any new reforms to the UK mortgage lending and the personal loans market;

•	our exposure to any risk of loss from legal and regulatory proceedings;

•

the power of the FCA, the PRA or an overseas regulator to potentially intervene in response to e.g. attempts by customers to seek redress from financial service institutions, including Santander UK, in case of industry-wide issues;

•	the effects which the Banking Act 2009 may have on Santander UK’s business;

•	the effects which the bail-in and write down powers under the Banking Act 2009 and the BRRD may have on Santander UK’s business;

•

the extent to which members of the Santander UK group may be responsible for contributing to compensation schemes in the UK in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers;

•	the risk of third parties using us as a conduit for illegal or improper activities without our knowledge;

•	the effects of taxation requirements and other assessments and any changes thereto in each location in which Santander UK operates;

•	the effects of any changes in the pension liabilities and obligations of Santander UK;

•	the effects of any changes to the reputation of the Santander UK group, any Santander UK group member or any affiliate operating under the Santander UK brands;

•

the basis of the preparation of the Company’s and the Santander UK group’s financial statements and information available about the Santander UK group, including the extent to which assumptions and estimates made during such preparation are accurate;

•	the extent to which disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud;

•	the extent to which changes in accounting standards could impact our reported earnings;

•	the extent to which Santander UK rely on third parties for important infrastructure support, products and services;

•	the possibility of risk arising in the future in relation to transactions between the Company and its parent, subsidiaries or affiliates; and

•	our success at managing the risks to which it is exposed, including the items above.

Undue reliance should not be placed on forward-looking statements when making decisions with respect to ANTS and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the foregoing non-exhaustive list of important factors. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. ANTS does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

70	Abbey National Treasury Services plc 2015 Half Yearly Financial Report

Other information for US investors

Selected statistical information

	Six months ended 30 June 2015%	Six months ended 30 June 2014%
Ratio of earnings to fixed charges:(1)
- Excluding interest on retail deposits	140	105
- Including interest on retail deposits	140	105

(1)

For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit before tax plus fixed charges. Fixed charges consist of interest payable, including the amortisation of discounts and premiums on debt securities in issue. Abbey National Treasury Services plc has no retail deposits.

Abbey National Treasury Services plc 2015 Half Yearly Financial Report	71

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL TREASURY SERVICES PLC

Dated: 14 August 2015	By	/s/ Michelle Hill
(Authorised Signatory)

EXHIBIT INDEX

Exhibits

4.1	Amendment to the Guarantee by Santander UK plc for the benefit of Abbey National Treasury Services plc dated 8 May 2015.

4.2	Amendment to the Guarantee by Abbey National Treasury Services plc for the benefit of Santander UK plc dated 5 June 2015.

7.1	Computation of Ratio of Earnings to Fixed Charges for the six months ended 30 June 2015.